Exhibit 99.2

Summary

The discussion that follows highlights selected information about Credicorp Ltd. (“Credicorp,” “we,” “us” and “our”) and our business as of and for the three months ended March 31, 2020, together with certain information regarding recent developments since such date, and should be read together with our unaudited condensed consolidated interim financial information as of and for the three months ended March 31, 2020, presented above and our consolidated financial statements included in our 2019 Form 20-F filed on May 29, 2020.

Overview

We are the largest financial services holding company in Peru. We conduct our financial services business through our lines of business as follows: (1) universal banking, (2) microfinance, (3) insurance and pensions and (4) investment banking and wealth management. Each line of business is further broken down into segments. According to IFRS, an operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s chief operating decision maker, who makes decisions about resources allocated for the segment and assesses its performance, and for which discrete financial information is available.

The financial information as of and for each of the three months ended March 31, 2019 and 2020 and each of the three years ended December 31, 2017, 2018 and 2019 has been derived from our consolidated financial statements included in our Form 20-F filed on May 29, 2020. The financial statements have been prepared in accordance with IFRS as issued by the IASB.

The following tables provide certain financial information about our lines of business as of and for the three months ended March 31, 2020, as derived from Note 31 to our interim unaudited financial statements:

	As of and for the Three Months Ended March 31, 2020
	External Income(1)		Net Interest, Similar Income and Expenses		Other Income, Net(2)		Total Assets
	Amount	% Total	Amount	% Total	Amount	% Total	Amount	% Total
	(Soles in millions, except percentages)
Universal Banking
BCP Stand-alone	2,820	59.4	1,616	67.9	762	69.3	148,697	75.2
BCP Bolivia	190	4.0	87	3.7	25	2.3	11,359	5.7
Insurance and Pension funds
Grupo Pacifico	807	17.0	128	5.4	683	62.1	13,740	6.9
Prima AFP	41	0.9	—	0.0	41	3.7	974	0.5
Microfinance
Mibanco	628	13.2	485	20.4	41	3.7	13,529	6.8
Banco Compartir S.A.	51	1.0	35	1.4	6	0.5	836	0.4
Edyficar S.A.S.	12	0.3	11	0.5	(104)	(9.5)	116	0.1
Investment Banking and Wealth Management	197	4.1	14	0.6	146	13.3	10,715	5.4
Other segments	3	0.1	443	18.6	(8)	(0.7)	3,878	2.0
Eliminations	-	0.0	(440)	(18.5)	(492)	(44.7)	(6,022)	(3.0)
Total consolidated	4,749	100.0	2,379	100.0	1,100	100.0	197,822	100.0

(1)	Corresponds to total interest and similar income, other income (includes income and expenses on commissions) and net earned premiums from insurance activities.

(2)	Corresponds to total other income (includes income and expenses for commissions) and insurance underwriting result.

The following tables provide certain financial information about our lines of business as of December 31, 2019 and for the three months ended March 31, 2019, as derived from Note 31 to our interim unaudited financial statements:

	As of December 31, 2019 and for the Three Months Ended March 31 , 2019
	External Income(1)		Net Interest, Similar Income and Expenses		Other Income, Net(2)		Total Assets
	Amount	% Total	Amount	% Total	Amount	% Total	Amount	% Total
	(Soles in millions, except percentages)
Universal Banking
BCP Stand-alone	2,821	59.2	1,489	67.8	831	64.7	139,832	74.4
BCP Bolivia	175	3.7	78	3.6	29	2.3	10,481	5.6
Insurance and Pension funds
Grupo Pacifico	766	16.1	121	5.5	808	62.9	13,785	7.3
Prima AFP	123	2.6	1	0.0	123	9.6	909	0.5
Microfinance
Mibanco	600	12.6	468	21.3	45	3.5	13,576	7.2
Banco Compartir S.A.	—	—	—	—	—	—	1,046	0.6
Edyficar S.A.S.	12	0.2	11	0.5	(80)	(6.2)	141	0.1
Investment Banking and Wealth Management	238	5.0	24	1.1	175	13.6	9,423	5.0
Other segments	27	0.6	305	13.9	43	3.2	2,998	1.6
Eliminations	—	—	(300)	(13.7)	(689)	(53.6)	(4,314)	(2.3)
Total consolidated	4,762	100.0	2,197	100	(1,285)	100.0	187,877	100.0

(1)	Corresponds to total interest and similar income, other income (includes income and expenses on commissions) and net earned premiums from insurance activities.

(2)	Corresponds to total other income (includes income and expenses for commissions) and insurance underwriting result.

The following table sets forth the net cash dividends available to Credicorp Ltd, as principal shareholder, from other group companies in 2015, 2016, 2017, 2018 and 2019, as derived from Credicorp’s standalone financial statements as of and for the years ended December 31, 2019 and 2018:

	As of and for the years ended December 31,
	2015		2016		2017		2018		2019
	(Soles in millions)	(U.S. dollars in millions)(1)	(Soles in millions)	(U.S. dollars in millions)(1)	(Soles in millions)	(U.S. dollars in millions)(1)	(Soles in millions)	(U.S. dollars in millions)(1)	(Soles in millions)	(U.S. dollars in millions)(1)
BCP(2)	376	114	1,134	342	1,425	430	1,457	440	1,989	600
Pacifico	27	8	102	31	243	73	247	75	249	75
Prima AFP	135	41	164	49	169	51	131	39	131	40
ICBSA	—	—	—	—	47	14	46	14	79	24
Credicorp Capital	—	—	—	—	82	25	98	30	141	42
ASHC(3)	115	35	18	6	148	45	129	39	407	123
Others(4)	40	12	37	11	31	9	23	7	24	7
Total	694	209	1,455	439	2,146	648	2,132	643	3,020	911

Source: Credicorp and Grupo Credito Separate Financial Statements as of Years ended December 31, 2019 and 2018.

(1)	For the convenience of the reader, data as of and for the period ended December 31, 2015, 2016, 2017, 2018 and 2019 have been translated from Soles into U.S. dollars at a rate of S/3.314 to U.S.$1.00 (the exchange rate as of December 31, 2019 as published by the SBS).

(2)	Includes dividends received from BCP’s majority participation in Mibanco.

(3)	Dividends received from Treasury Shares held by ASHC are not included.

(4)	Includes direct dividends from Mibanco.

Our Operations

Universal Banking

Our universal banking business, which focuses on lending and investment, is organized into (i) wholesale banking activities, including our corporate and middle-market banking business segments, which are carried out by BCP Stand-alone’s Wholesale Banking Group (“WBG”); (ii) retail banking activities, including our SME-Business, SME-Pyme, mortgage, consumer financing, credit card segments, which are carried out by BCP Stand-alone’s Retail Banking Group (“RBG”); (iii) treasury activities, including money market trades, foreign exchange trading, derivatives and proprietary trading which are carried out by BCP Stand-alone’s Treasury; and (v) wholesale and retail banking activities in Bolivia.

The majority of our banking business is carried out through BCP Stand-alone. We conduct banking activities in Bolivia through BCP Bolivia, a full-service commercial bank. As of March 31, 2020, BCP Stand-alone and BCP Bolivia together represented approximately 80.9% of Credicorp’s total assets, 71.8% of Credicorp’s net profit, and 73.1% of equity attributable to Credicorp’s shareholders.

We apply uniform credit policies and approval and review procedures, which are based on conservative criteria adopted by BCP Stand-alone and BCP Bolivia. Our Chief Executive Officer is in charge of setting the general credit policies for each business areas. These policies are set within the guidelines established by the laws and regulations of the markets in which we operate, and the guidelines set forth by our Board of Directors.

Microfinance

The microfinance line of business consists of a group of subsidiaries offering commercial banking activities and specialized financial services to support small and micro business clients in Peru through Mibanco and in Colombia through Edyficar S.A.S. (whose commercial name is Encumbra), incorporated in 2013 and Bancompartir incorporated in December 2019. As of March 31, 2020, Mibanco represented approximately 93.4% of the total loans of the microfinance line of business, 6.7% of Credicorp’s total assets, 15.9% of Credicorp’s net profit, and 8.9% of equity attributable to Credicorp’s shareholders.

Mibanco’s credit policies are set within the guidelines established by the laws and regulations of the markets in which we operate and by the guidelines set forth by the Board of Directors.

Insurance and Pensions

We conduct our insurance business exclusively through Grupo Pacifico, which operates in Peru and Bolivia and is the largest Peruvian insurance company by collections and contributions in 2019, according to the SBS and the Peruvian Superintendency of Health (Superintendencia Nacional de Salud) (“Susalud”). Grupo Pacifico provides a broad range of insurance products focusing on three business areas: property and casualty (“P&C)”, life insurance business, and corporate health insurance and medical services. Grupo Pacifico, like other major Peruvian insurance companies, sells its products both directly (through its own sales force) and through independent brokers, bancassurance, and sponsors.

Credicorp conducts its pension fund business through Prima AFP, which operates through individual capitalization accounts and provides its affiliates with retirement, disability, survival, and burial benefits. For this purpose, Prima AFP collects affiliates’ mandatory and voluntary contributions, and invests the funds in local and foreign financial markets. The funds that Prima AFP holds in custody for its affiliates are non-attachable by it and autonomous assets and are not affected by Prima AFP’s financial results. Prima AFP offers four types of funds, which differ by risk profile and the asset classes in which they invest. The investment and risk management policies are defined by internal committees and supervised by the SBS and the SMV.

As of March 31, 2020, Grupo Pacifico represented approximately 6.9% of Credicorp’s total assets, 46.9% of Credicorp’s net profit, and 11.5% of equity attributable to Credicorp’s shareholders.

Investment Banking and Wealth Management

Credicorp Capital carries out its investment banking and wealth management operations in the Latin America region through Credicorp Capital Peru, Credicorp Capital Colombia, and Credicorp Capital Chile which hold a considerable market share in the Peruvian, Colombian and Chilean markets, respectively. In 2018, the creation of the Investment banking and wealth management Line of business included the addition of BCP Stand-alone’s Wealth Management Division and Atlantic Security Bank to Credicorp Capital. The main objective of this new Line of business is to operate as a single regional wealth management model within one business unit, instead of three different models under different business units. This new structure facilitates sharing of best practices and delivery of a regional value proposition, with Atlantic Security Bank supporting all wealth management business units and clients (instead of focusing on Peru-based wealth management customers). With the same objective, in 2019, Credicorp Capital completed the acquisition of Ultraserfinco and its subsidiaries expanding our wealth management business in Colombia and also strengthening our geographical presence in Medellin.

Our investment banking and wealth management line of business’s four main business units are asset management, capital markets, corporate finance and wealth management.

As of March 31, 2020, our investment banking and wealth management business represented approximately 5.4% of Credicorp’s total assets, 1.9% of Credicorp’s net profit, and 5.4% of equity attributable to Credicorp’s shareholders.

Our Strategies

Credicorp operates mainly in Peru, an important emerging market economy that has been growing at a solid pace for the past few decades, with a gross domestic product (“GDP”) of U.S.$230 billion in 2019, according to the figures of BCRP, that has grown at a compound annual growth rate (“CAGR”) of 8.3% from 2001 to 2019, and which still has an under-penetrated banking system. These two characteristics represent an important opportunity for long-term growth in Peru. Credicorp has consistently diversified and solidified its presence in the region through its operations in Peru, Bolivia, Colombia and Chile, contributing to its financial development and accompanying its clients in their growth.

Since Credicorp was created nearly 25 years ago, it has evolved into a much larger and complex company. In 2018, the management of the several businesses was organized into the four lines of business: universal banking, microfinance, insurance and pensions, and investment banking and wealth management. Our strategies include:

•	Universal Banking. The universal banking line of business continues with its strategy to improve its clients’ experiences in all segments by upgrading and innovating digital banking, which implies, in many cases, educating and accompanying clients in the use of digital channels. In 2019, we continued to advance in our transformation strategy by improving our digital sales and customer satisfaction. This line of business aims to maintain an adequate balance between risk, growth, profitability and operating efficiency.

•	Microfinance. The microfinance line of business continues to invest in building capacities to fuel local and regional growth based on its current business model. This will be accomplished by focusing on consolidating the new hybrid model and in creating new business alliances to scale the business. It will continue to drive efforts to capture deposits, which in addition to benefitting the funding structure, allows the organization to analyze and take advantage of information to continuously improve its business model and value proposition for its clients. In 2019, we acquired Bancompartir, a subsidiary that will allow us to consolidate our business in the microfinance market in Colombia with Encumbra.

•	Insurance and Pensions. The insurance and pensions line of business continues to focus on capturing growth in the Peruvian market, which has one of the lowest penetration levels in the region. As such, this Line of business will continue to focus on growing in different channels and in bancassurance to take advantage of the group’s synergies. Furthermore, Grupo Pacifico and Prima AFP will leverage the experience in the Centro de InnovaCXion at Banco de Credito del Peru to innovate different channels and products. Furthermore, Grupo Pacifico will focus on improving the profitability of the health insurance business, which is managed alongside the strategic partner, United Health/Banmedica. In 2019, we continued to improve the synergies between various teams from Prima AFP and Pacifico, which will help us reduce our operating expenses and improve our efficiency.

•	Investment Banking and Wealth Management. The investment banking and wealth management line of business continues to consolidate its position as the best financial advisory service in Peru, Chile and Colombia by strengthening the regional offering of asset management and wealth management services to provide clients with a complete vision of all of their assets while increasing the market share in Colombia and Chile. In 2019 we acquired Ultraserfinco, which will increase our presence in Colombia.

Recent Developments

Declaration of dividends

At a meeting held on February 27, 2020, our Board of Directors approved the distribution of a cash dividend of S/2,831,469,510.00, for a total of 94,382,317 outstanding shares, which is equivalent to S/30.00 per share. The cash dividend was paid on May 8, 2020, without withholding tax at source, to shareholders of record on April 13, 2020.

The dividend was paid in U.S. dollars using the weighted exchange rate reported by the SBS for transactions at the close of business on May 6, 2020 (S/3.4081 per U.S. dollar). As a result, the dividend paid per share was U.S.$8.8026, equivalent to the declared dividend of S/30.00 per share.

Board of Directors

On April 24, 2020, we announced that Dionisio Romero Paoletti, Chairman of the Board of Directors, would not stand for reelection to our Board of Directors. At our Annual General Meeting of Shareholders held on June 5, 2020, the following individuals were re-elected as members of our Board of Directors: Fernando Fort Marie, Patricia Lizarraga Guthertz, Raimundo Morales Dasso and Luis Enrique Romero Belismelis. The following individuals were newly-elected as independent members of our Board of Directors: Mr. Alexandre Gouvea, Ms. Maite Aranzabal Harreguy, Mr. Antonio Abruña Puyol and Mr. Irzio Pinasco Menchelli. The shareholders also decided to increase the number of directors from eight to nine. As per our Bye-laws, after the Annual General Meeting of Shareholders, the new Board of Directors in its first session shall designate the new Chairman and the new composition of committees of the Board of Directors.

Response to COVID-19

We expect Peru’s GDP to experience a contraction due to the current global spread of COVID-19. The measures implemented to contain the COVID-19 contagion, both locally and abroad, have had disruptive effects on economic activity. Since March 15, 2020, President Vizcarra has taken swift and stringent action to control the COVID-19 pandemic through a countrywide lockdown, initially set for 15 days, which has been extended various times, and is currently in place until June 30, 2020. This has impacted several indicators, such as electricity demand and public investment. Our estimates suggest that the economy is operating at 40%-45% of its capacity during the lockdown. A package of measures to mitigate and stimulate the economy have been implemented for an equivalent of approximately 20% of GDP. These measures are designed to provide economic support for households and companies, access to private savings (pension funds, CTS, etc.) for individuals, injections of liquidity into the economy through Government-backed guarantees via the Reactiva Peru program and FAE program, tax alleviation and public spending measures, as well as other economic stimulus measures yet to be announced. For further detail about the COVID-19 risk related to the economy, please refer to “Item 3.D. Risk Factors—(12) Our business and results of operations could continue to be negatively impacted by the COVID-19 outbreak or other public health crises beyond our control” in our 2019 Form 20-F.

At Credicorp, we are managing the impact of COVID-19 by tailoring responses by asset type and client segments. In terms of our investment portfolio, around 90% is comprised of fixed income investments (U.S. Treasuries, global and sovereign bonds, and Peruvian Certificated Deposits), as such, most value changes do not materially impact our results (as such fixed-income investments continue to provide the same level of payments regardless of market value), but do directly affect our equity because of changes in the value of the portfolio. In terms of our loan portfolio, the most highly exposed economic sectors include retail, vehicle, real estate (residential), poultry, airlines, tourism, microfinance, transportation and restaurants. From a client segmentation perspective, we consider Microfinance clients, SME Retail clients and part of our Wholesale clients to be the most exposed.

In order to help our clients through these difficult times, Credicorp has offered debt extensions, installment-freezing solutions and cost-free services, as well as zero-interest-rate financings, which, according to IFRS 9, may generate impairments in the short term. As a complementary measure for business clients, we are participating in the “Reactiva Peru” program, where BCP has been awarded a significant share of the amount auctioned.

The drivers that will impact Credicorp’s results throughout 2020 will be the macroeconomic environment, the special interest-free and cost-free solutions offered to clients and a marked decline in business activity during the lockdown, all of which will impact our sources of income. Additionally, the use of IFRS 9 will result in a significantly higher amount of provisions, since we are using judgement and adjusting our approach to determining expected losses in different circumstances, based on reasonable and supportable information. In line with the IFRS 9 methodology, forward looking COVID-19 provisions are estimated based on a macroeconomic perspective. Given that macroeconomic projections continue to worsen significantly, materially higher provisions than those already accounted for could be recorded in the future. Finally, in order to manage expenses, we are taking measures to optimize operating costs and to re-prioritize strategic projects.

In terms of our liquidity and capital management, Credicorp operates through strict risk management standards. For management decisions, Credicorp relies on liquidity coverage ratios of 15, 30 and 60 days, in line with Basel III. In the context of the COVID-19 pandemic, as measured through the first quarter of 2020, Credicorp has maintained its high quality liquid assets. As of the first quarter of 2020, each subsidiary maintains capital levels well above statutory requirements. In addition, Credicorp reduced dividends from all subsidiaries to strengthen the capital base of its operating units. For more detail about liquidity and regulatory capital, please see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources” in our 2019 Form 20-F and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

In terms of relationships with clients, Credicorp clients have been able to rely on the strong relationships we have built over several years and have benefited from our digital network. During the lockdown period, in the three months ended March 31, 2020, loans and deposits have increased materially. Wholesale clients increased their short-term funding needs and part of the fresh liquidity obtained by the aforementioned segment has been maintained at the bank as demand deposits.

With respect to retail banking, the first quarter of 2020 has also been an opportunity for our clients to benefit from our digital channels. Yape welcomed more than 500,000 new users from January to April this year. As of April 2020, the monthly amount transacted through this app had grown almost four-fold compared to April 2019. Moreover, our BCP Stand-alone digital channels have registered a material gain in their share of our distribution network due to an uptick in use during lockdown.

As a result of the above and due to the adoption of certain measures listed below, since the adoption of governmental measures to control the COVID-19 pandemic, there has been an increase in our provisions, and as a result our net income for the current period may be adversely impacted.

Some of the measures that Credicorp adopted in order to provide relief and assistance to its customers and the general population, include:

•	the donation of S/100 million through BCP Stand-alone and S/10 million through Mibanco to help families in need, with the “Yo me sumo” program;

•	the reimbursement by Pacifico of 50% of car premiums in April and May to Individual clients which where up to date in their payments;

•	the donation by Pacifico of S/5 million through life insurance to health services professionals, police and the Peruvian army;

•	the negative effect of Prima AFP’s fee income by the exemption of contributions to the pension fund system in April, and the measures decreed by the government and congress that allow affiliates to withdraw a portion of the pension funds; and

•	an increase in the operating expenses of our lines of business as a result of measures taken to protect the health of employees and clients, and to ensure business continuity.

We are aware of the level of uncertainty we are facing, and as such, the need to adapt our businesses and organization in a changing environment. In this context, we are reviewing our strategic initiatives on a constant basis and adjusting them to each line of business:

Universal banking will focus on:

•	engaging with customers to understand their financial needs post COVID-19;

•	implementing the “Reactiva Peru” program;

•	adjusting risk management measures and designing medium-term restructuring initiatives;

•	re-starting sales capabilities coupled with dynamic pricing, and accelerating customer digital adoption; and

•	rethinking and implementing the new operating model.

Microfinance will focus on:

•	engaging with customers, assessing new needs and risks and executing refinancing initiatives;

•	implementing the FAE program;

•	accelerating the path to the hybrid decision making model, leveraging the use of data and analytics;

•	redefining the new remote operating model; and

•	finalizing the Bancompartir merger by the third quarter of 2020.

Insurance and pensions will focus on:

•	re-starting the Insurance sales force, coupled with digital capabilities;

•	adjusting Pacifico’s new operating model;

•	managing the liquidity and profitability of the Pension investment portfolio in the context of expected withdrawals; and

•	actively participating in pension system reform.

Investment banking and wealth management will focus on:

•	developing business opportunities in Wealth Management and Asset Management by offering a diversified portfolio;

•	developing the Corporate Finance pipeline;

•	improving efficiency by re-prioritizing operating expenses and investments;

•	defining support functions and technological platforms to improve the customer experience and enable future growth; and

•	finalizing the integration of Ultraserfinco in the first half of 2020.

Finally, on a consolidated level, Credicorp has launched a project to develop a strategy aimed at integrating ESG more deeply and consistently into business planning and activities. Additionally, to take advantage of the new opportunities, we will accelerate select specific initiatives at Krealo.

Selected Financial Information

The following tables present certain of our consolidated financial and other information derived from (1) our unaudited condensed consolidated interim financial information as of and for the three months ended March 31, 2019 and 2020 presented above, and (2) our audited consolidated financial statements as of and for the years ended December 31, 2017, 2018 and 2019 included in our 2019 Form 20-F filed on May 29, 2020.

Consolidated Income Statement Data

The following table sets forth certain of our statement of our income statement data for each of the periods presented:

	For the Years Ended December 31,				For the Three Months Ended March 31,
	2017	2018	2019	2019	2019	2020	2020
	(Soles in thousands)			(U.S. dollars in thousands)(1)	(Soles in thousands)		(U.S. dollars in thousands) (1)
	(audited)			(audited)	(unaudited)		(unaudited)
Interest income and expense
Interest and dividend income	11,030,683	11,522,634	12,381,664	3,602,463	3,001,674	3,163,609	920,457
Interest expense (2)	(2,959,196)	(3,033,529)	(3,290,867)	(957,482)	(804,506)	(784,309)	(228,196)
Net interest income	8,071,487	8,489,105	9,090,797	2,644,981	2,197,168	2,379,300	692,261
Gross provision for credit losses on loan portfolio	(2,057,478)	(1,814,898)	(2,100,091)	(611,024)	(453,285)	(1,388,711)	(404,047)
Recoveries of written-off loans	268,313	283,190	254,155	73,947	70,074	47,230	13,742
Provision for credit losses on loan portfolio, net of recoveries	(1,789,165)	(1,531,708)	(1,845,936)	(537,077)	(383,211)	(1,341,481)	(390,305)
Risk-adjusted net interest income	6,282,322	6,957,397	7,244,861	2,107,904	1,813,957	1,037,819	301,956
Non-financial income
Fee income	2,911,408	3,126,857	3,232,781	940,582	782,922	760,329	221,219
Net gain on foreign exchange transactions	650,228	737,954	748,382	217,743	178,423	166,983	48,584
Net gain on sales of securities (3)	731,261	170,575	466,970	135,866	113,545	(120,633)	(35,098)
Net gain from associates (3)(4)	29,511	72,254	79,844	23,231	14,786	19,225	5,594
Net gain on derivatives held for trading	103,580	13,262	6,043	1,758	(2,434)	35,430	10,308
Net gain from exchange differences	17,394	16,022	19,735	5,742	13,490	(21,240)	(6,180)
Other non-financial income	249,197	273,882	344,229	100,154	75,605	117,770	34,265
Total non-financial income	4,692,579	4,410,806	4,897,984	1,425,076	1,176,337	957,864	278,692
Insurance underwriting result
Net earned premiums	1,875,973	2,091,366	2,419,349	703,913	584,209	627,935	182,699
Net claims	(1,118,304)	(1,239,635)	(1,554,477)	(452,277)	(383,817)	(373,502)	(108,671)
Acquisition costs (5)	(269,504)	(380,310)	(365,848)	(106,444)	(91,281)	(112,507)	(32,734)
Total insurance underwriting result	488,165	471,421	499,024	145,192	109,111	141,926	41,294
Total expenses
Salaries and employee benefits	(3,071,020)	(3,219,875)	(3,411,023)	(992,442)	(834,317)	(891,183)	(259,291)
Administrative, general and tax expenses	(2,158,823)	(2,330,044)	(2,354,630)	(685,083)	(538,157)	(539,644)	(157,010)
Depreciation and amortization (6)	(419,975)	(429,122)	(455,032)	(132,392)	(131,325)	(125,150)	(36,413)
Depreciation for right-of-use assets	—	—	(177,307)	(51,588)	—	(46,598)	(13,558)

	For the Years Ended December 31,				For the Three Months Ended March 31,
	2017	2018	2019	2019	2019	2020	2020
	(Soles in thousands)			(U.S. dollars in thousands)(1)	(Soles in thousands)		(U.S. dollars in thousands) (1)
	(audited)			(audited)	(unaudited)		(unaudited)
assets
Impairment loss on goodwill	—	(38,189)	—	—	—	—	—
Association in participation (7)	(19,757)	(14,526)	(22,636)	6,586	(2,736)	(6,430)	(1,871)
Other expenses	(218,557)	(215,654)	(245,833)	(71,525)	(47,441)	(169,630)	(49,354)
Total expenses	(5,888,132)	(6,247,410)	(6,666,461)	(1,939,616)	(1,553,976)	(1,778,635)	(517,496)
Profit before income tax	5,574,934	5,592,214	5,975,408	1,738,556	1,545,429	358,974	104,446
Income tax	(1,393,286)	(1,520,909)	(1,623,077)	(472,237)	(422,165)	(145,799)	(42,420)
Net profit	4,181,648	4,071,305	4,352,331	1,266,319	1,123,264	213,175	62,025
Non-controlling interest	89,895	87,440	87,027	25,321	22,397	3,901	1,135
Net profit attributable to Credicorp	4,091,753	3,983,865	4,265,304	1,240,998	1,100,867	209,274	60,890

(1)	For the convenience of the reader data as of and for the three months ended March 31, 2020 and the year ended December 31, 2019 have been translated from Soles into U.S. dollars at a rate of S/3.437 for U.S.$1.00 (the March 31, 2020 exchange rate as published by the SBS).

(2)	As of 2019, financing expenses related to lease agreements is included according to the application of IFRS 16.

(3)	Starting in 2019 the gain from other investments in related companies has been included in the item “Net gain in associates”; which previously was presented in the item “Net gain on securities.”

(4)	Includes gains on other investments, mainly made up of the profit of Banmedica.

(5)	The acquisition costs of Pacifico include net fees and underwriting expenses.

(6)	From the first quarter of 2019, the effect is being incorporated by the application of IFRS 16, which corresponds to a greater depreciation for the asset for right-of-use.” Likewise, the expenses related to the depreciation of improvements in building for rent is being reclassified to the item “Other expenses.”

(7)	From this quarter, the item “Association in participation” was incorporated, which previously was presented in the item “Net gain on securities.”

Consolidated Statement of Financial Position Data

The following table sets forth certain of our consolidated statement of financial position data as of the periods indicated:

	As of December 31,				As of March 31,
	2017	2018	2019	2019	2020	2020
	(Soles in thousands)			(U.S. dollars in thousands)(1)	(Soles in thousands)	(U.S. dollars in thousands)(1)
	(audited)			(audited)	(unaudited)	(unaudited)
ASSETS
Cash and due from banks(1)
Non-interest bearing	6,019,776	7,435,807	6,177,356	1,797,310	6,787,357	1,974,791
Interest bearing	17,202,211	14,732,709	19,809,406	5,763,575	19,538,429	5,684,733
Total cash and due from banks	23,221,987	22,168,516	25,986,762	7,560,885	26,325,786	7,659,525
Cash collateral, reverse repurchase agreements and securities borrowing(1)	7,480,420	4,082,942	4,288,524	1,247,752	4,424,345	1,287,269
Fair value through profit or loss investments	4,024,737	3,512,445	3,850,762	1,120,385	4,185,638	1,217,817
Fair value through other comprehensive income investments	—	25,195,835	26,202,723	7,623,719	28,388,371	8,259,637
Available for sale	24,423,891	—	—	—	—	—
Amortized cost investments	—	4,154,838	3,477,046	1,011,651	4,242,643	1,234,403
Held-to-maturity	4,413,373	—	—	—	—	—
Loans	100,477,775	110,759,390	115,609,679	33,636,799	120,708,515	35,120,313
Current	97,458,552	107,642,312	112,311,888	32,677,302	117,129,011	34,078,851
Internal overdue loans	3,019,223	3,117,078	3,297,791	959,497	3,579,504	1,041,462
Less - allowance for loan losses	(4,500,498)	(4,952,392)	(5,123,962)	(1,490,824)	(5,931,772)	(1,725,857)
Loans, net	95,977,277	105,806,998	110,485,717	32,145,975	114,776,743	33,394,455
Financial assets designated at fair value through profit or loss(2)	537,685	521,186	620,544	180,548	559,321	162,735
Accounts receivable from reinsurers and coinsurers	715,695	842,043	791,704	230,347	787,672	229,174
Premiums and other policyholder receivables	656,829	887,273	838,731	244,030	822,669	239,357
Property, plant and equipment, net(3)	1,509,492	1,480,702	1,428,173	415,529	1,397,089	406,485
Right-of-use assets, net	—	—	839,086	244,133	805,997	234,506
Due from customers on acceptances	532,034	967,968	535,222	155,724	555,598	161,652
Investments in associates(4)	708,873	582,132	628,822	182,957	618,310	179,898
Intangible assets and goodwill, net	1,978,865	2,055,702	2,552,274	742,588	2,424,404	705,384
Other assets(5)	4,291,125	5,004,621	5,350,601	1,556,765	7,507,302	2,184,260
Total Assets	170,472,283	177,263,201	187,876,691	54,662,988	197,821,889	57,556,558
LIABILITIES AND EQUITY
Deposits and obligations
Non-interest bearing	29,382,909	32,249,606	33,830,166	9,842,935	38,482,377	11,196,502
Interest bearing	67,787,502	72,301,704	78,175,219	22,745,190	81,081,168	23,590,680
Total deposits and obligations	97,170,411	104,551,310	112,005,385	32,588,125	119,563,545	34,787,182
Payables from repurchase agreements and securities lending	13,415,843	9,415,357	7,678,016	2,233,930	8,254,726	2,401,724
BCRP instruments	9,467,943	5,226,870	4,381,011	1,274,661	5,346,373	1,555,535
Repurchase agreements with third parties	2,360,763	2,638,231	1,820,911	529,797	1,935,879	563,247
Repurchase agreements with customers	1,587,137	1,550,256	1,476,094	429,472	972,474	282,943
Due to banks and correspondents	7,996,889	8,448,140	8,841,732	2,572,514	9,854,630	2,867,219

	As of December 31,				As of March 31,
	2017	2018	2019	2019	2020	2020
	(Soles in thousands)			(U.S. dollars in thousands)(1)	(Soles in thousands)	(U.S. dollars in thousands)(1)
	(audited)			(audited)	(unaudited)	(unaudited)
Bonds and notes issued	16,242,257	15,457,540	14,946,363	4,348,665	15,178,148	4,416,104
Banker’s acceptances outstanding	532,034	967,968	535,222	155,724	555,598	161,652
Lease Liabilities	—	—	847,504	246,582	838,248	243,889
Reserves for property and casualty claims	1,180,852	1,366,669	1,576,228	458,606	1,637,791	476,518
Reserve for unearned premiums	6,262,908	7,086,002	8,374,005	2,436,429	8,338,154	2,425,998
Accounts payable to reinsurers	235,185	291,693	216,734	63,059	198,473	57,746
Financial liabilities at fair value through profit or loss(6)	168,089	362,310	493,700	143,643	533,146	155,120
Other liabilities	5,014,112	5,050,136	5,615,492	1,633,835	9,146,619	2,661,222
Total Liabilities	148,218,580	152,997,125	161,130,381	46,881,112	174,099,078	50,654,372
Net equity	21,756,567	23,839,243	26,237,960	7,633,971	23,205,639	6,751,713
Capital stock	1,318,993	1,318,993	1,318,993	383,763	1,318,993	383,763
Treasury stock	(208,937)	(207,994)	(207,839)	(60,471)	(209,309)	(60,899)
Capital surplus	271,948	246,194	226,037	65,766	165,188	48,062
Reserves	14,647,709	17,598,556	19,437,645	5,655,410	21,360,272	6,214,801
Unrealized gains and losses	1,455,594	708,453	1,088,189	316,610	359,565	104,616
Retained earnings	4,271,260	4,175,041	4,374,935	1,272,894	210,930	61,370
Non-controlling interest	497,136	426,833	508,350	147,905	517,172	150,472
Total Net Equity	22,253,703	24,266,076	26,746,310	7,781,877	23,722,811	6,902,185
Total liabilities and equity	170,472,283	177,263,201	187,876,691	54,662,988	197,821,889	57,556,558
Off-balance sheet	65,840,952	121,222,849	125,344,301	36,469,101	131,725,399	38,325,691
Total performance bonds, stand-by and L/Cs.	19,369,559	20,774,271	21,081,035	6,133,557	20,426,402	5,943,090
Undrawn credit lines, advised but not committed	23,553,406	74,234,033	75,613,805	21,999,943	79,703,253	23,189,774
Total derivatives (notional) and others	22,917,987	26,214,545	28,649,461	8,335,601	31,595,744	9,192,826

(1)	For the convenience of the reader data as of and for the three months ended March 31, 2020 and the year ended December 31, 2019 have been translated from Soles into U.S. dollars at a rate of S/3.437 for U.S.$1.00 (the March 31, 2020 exchange rate as published by the SBS).

(2)	The amounts differ from those previously reported in 2018 period, due to the reclassification to the item “Cash collateral, reverse repurchase agreements and securities borrowing” mainly for the cash collateral in dollars delivered to the BCRP, previously presented in the item “Cash and due from banks.”

(3)	In the 2019 period, this item was opened in the statement of financial position; previously presented under the item “Investments at fair value through profit or loss.”

(4)	The amounts differ from those previously reported in 2018 period, due to the reclassification of the expenses on improvements in building for rent, previously presented in the item “Other assets.” Likewise, in 2019, the asset for the right to use the lease contracts was incorporated, in application of IFRS 16.

(5)	Includes investments in associates, mainly Banmedica and Visanet, among others.

(6)	Includes mainly accounts receivables from brokerage and others.

(7)	In the 2019 period, this item was opened in the statement of financial position; previously presented in the item “Other liabilities.”

Other Financial Data

The following selected financial and operating data as of and for each of the three months ended March 31, 2020 and 2019 and as of and for the years ended December 31, 2019, 2018 and 2017 have been derived from the financial statements. This information should be read in conjunction with the financial statements and the notes thereto.

	As of and for the Years Ended December 31,			As of and for the Three Months Ended March 31,
	2017	2018	2019	2019	2020	2020 (U.S. dollars in thousands, where applicable)
	(Soles in thousands, except as otherwise indicated)
Net interest income	8,071,487	8,489,105	9,090,797	2,197,168	2,379,300	692,261
Provision for credit losses on loan portfolio, net of recoveries	(1,789,165)	(1,531,708)	(1,845,936)	(383,211)	(1,341,481)	(390,306)
Risk-adjusted net interest income	6,282,322	6,957,397	7,244,861	1,813,957	1,037,819	301,955
Non-financial income	4,692,579	4,410,806	4,897,984	1,176,337	957,864	278,692
Insurance underwriting result	488,165	471,421	499,024	109,111	141,926	41,294
Total expenses	(5,888,132)	(6,247,410)	(6,666,461)	(1,553,976)	(1,778,635)	(517,496)
Profit before income tax	5,574,934	5,592,214	5,975,408	1,545,429	358,974	104,444
Income taxes	(1,393,286)	(1,520,909)	(1,623,077)	(422,165)	(145,799)	(42,420)
Net profit	4,181,648	4,071,305	4,352,331	1,123,264	213,175	62,024
Non-controlling interest	89,895	87,440	87,027	22,397	3,901	1,135
Net profit attributable to Credicorp	4,091,753	3,983,865	4,265,304	1,100,867	209,274	60,889
Net income / share (S/)	51	50	54	14	3	1
Loans	100,477,775	110,759,390	115,609,679	108,350,384	120,708,515	35,120,313
Deposits and obligations	97,170,411	104,551,310	112,005,385	103,727,257	119,563,545	34,787,182
Net equity	21,756,567	23,839,243	26,237,960	23,692,091	23,205,639	6,751,713
Profitability
Net interest margin(1)	5.32%	5.28%	5.40%	5.39%	5.35%
Risk-adjusted Net interest margin(1)	4.14%	4.33%	4.30%	4.45%	2.33%
Funding cost(1)	2.31%	2.25%	2.36%	2.38%	2.13%
Return on average equity - ROAE(1)	19.8%	17.5%	17.0%	18.5%	3.4%
Return on average total assets – ROAA(1)	2.50%	2.29%	2.34%	2.50%	0.40%
Loan portfolio quality
IOL ratio(2)	3.00%	2.81%	2.85%	2.91%	2.97%
IOL over 90 days ratio	2.26%	2.13%	2.15%	2.09%	1.86%
NPL ratio(3)	3.92%	3.97%	3.88%	4.09%	3.90%
Cost of risk(1)(4)	1.78%	1.38%	1.60%	1.41%	4.45%
Coverage ratio of IOLs	149.1%	158.9%	155.4%	154.2%	165.7%
Coverage ratio of IOL 90-days	197.9%	210.4%	204.5%	214.8%	264.8%
Coverage ratio of NPLs(5)	114.4%	112.7%	114.4%	109.7%	126.1%
Operating efficiency
Efficiency ratio(6)	43.5%	43.8%	43.5%	42.4%	43.4%
Operating expenses / Total average assets(7)	3.63%	3.67%	3.72%	3.60%	3.57%
Insurance ratios
Combined ratio of P&C(8)(9)	97.1%	100.3%	98.4%	104.4%	94.4%
Loss ratio(9)(10)	58.8%	59.0%	64.0%	65.6%	59.9%
Capital adequacy(11)
BIS ratio(12)	15.05%	14.17%	14.47%	15.49%	13.52%
Tier I ratio(13)	10.84%	10.28%	11.07%	11.73%	10.33%
Common equity tier I ratio(14)	11.83%	11.55%	12.35%	11.39%	11.89%
Share Information
Outstanding Shares	94,382	94,382	94,382	94,382	94,382
Treasury Shares(15)	14,902	14,883	14,872	14,876	14,977
Floating Shares	79,480	79,499	79,510	79,506	79,405

(1)	Annualized.

(2)	Internal overdue loans: includes overdue loans and loans under legal collection, according to our internal policy for overdue loans. Internal Overdue ratio: Internal overdue loans / Total loans.

(3)	Non-performing loans (NPL): Internal overdue loans plus Refinanced loans. NPL ratio: NPL / Total loans.

(4)	Cost of risk: Annualized Provision for credit losses on loan portfolio, net of recoveries / Total loans.

(5)	Coverage ratio of Non-performing loans: Allowance for loans losses divided by Overdue loans and loans under legal collection, according to our internal policy for overdue loans plus refinanced loans.

(6)	Efficiency ratio is equal to (Salaries and employee benefits plus Administrative expenses plus Depreciation and amortization plus Association in participation plus Acquisition costs) / (Net interest income plus Fee Income plus Net gain on foreign exchange transactions plus Net Gain From associates plus Net gain on derivatives held for trading plus Result on exchange differences plus Net Premiums Earned).

(7)	Operating expenses / Average of Total Assets. Average is calculated with period-beginning and period-ending balances. “

(8)	Combined ratio is equal to (Net claims / Net earned premiums) plus (Acquisition costs plus Operating expenses) / Net earned premiums. Does not include the life insurance business.

(9)	Considers amounts for Grupo Pacifico before eliminations for consolidation with Credicorp.

(10)	Net claims / Net earned premiums.

(11)	All Capital ratios are for BCP Stand-alone and based on generally accepted accounting principles in Peru (“Peruvian GAAP”).

(12)	Regulatory Capital / Risk-Weighted Assets (the legal minimum has been 10% since July 2011).

(13)	Tier I is equal to Capital plus Legal and other capital reserves plus Accumulated earnings with capitalization agreement plus (0.5 x Unrealized profit and net income in subsidiaries) less Goodwill less (0.5 x Investment in subsidiaries) plus Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital plus Reserves plus Accumulated earnings with capitalization agreement plus Unrealized profit and net income in subsidiaries less Goodwill).

(14)	Common Equity Tier I is equal to Capital plus Reserves less 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) plus retained earnings plus unrealized gains.
Adjusted Risk-Weighted Assets is equal to Risk-Weighted Assets less (RWA Intangible assets, excluding goodwill, plus RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1, plus RWA Deferred tax assets generated as a result of past losses).”

(15)	Shares held by ASHC.

Data Based on Credicorp Stand-Alone Financial Statements

The following table sets forth certain statement of financial position data on a stand-alone basis for Credicorp as of the dates indicated:

	As of December 31,				As of March 31,
	2017	2018	2019	2019	2020	2020
	(Soles in thousands)			(U.S. dollars in thousands)(1)	(Soles in thousands)	(U.S. dollars in thousands)(1)
	(audited)			(audited)	(unaudited)	(unaudited)
ASSETS
Current Assets
Cash and cash equivalent	48,205	818,986	139,900	40,704	117,596	51,672
Fair value through profit or loss investments	2,051	1,943	—	—	—	—
Fair value through other comprehensive income investments	586,308	580,158	521,939	151,859	474,425	138,035
Investments in subsidiaries and associates	23,525,406	26,279,817	29,806,937	8,672,370	29,733,748	8,651,076
Other assets	9,899	1,665	970	282	2,044	595
Total Assets	24,171,869	27,682,569	30,469,746	8,865,215	30,387,813	8,841,377
LIABILITIES AND EQUITY
Deposits and obligations
Other liabilities (2)	76,544	137,290	207,597	60,401	3,073,999	894,384
Total Liabilities	76,544	137,290	207,597	60,401	3,073,999	894,384
Capital stock	1,318,993	1,318,993	1,318,993	383,763	1,318,993	383,763
Treasury stock	(138)	(26)	(62)	(18)	—	—
Capital surplus	389,977	390,581	387,429	112,723	384,542	111,883
Reserves	14,337,890	17,271,506	19,093,038	5,555,228	21,070,409	6,130,465
Unrealized gains and losses	1,246,921	496,339	866,271	252,043	138,564	40,315
Retained earnings	6,801,682	8,067,866	8,596,199	2,501,076	4,401,306	1,280,566
Total Equity	24,095,325	27,545,279	30,262,149	8,804,815	27,313,814	7,946,993
Total liabilities and equity	24,171,869	27,682,569	30,469,746	8,865,215	30,387,813	8,841,377

(1)	For the convenience of the reader data as of and for the three months ended March 31, 2020 and the year ended December 31, 2019 have been translated from Soles into U.S. dollars at a rate of S/3.437 for U.S.$1.00 (the March 31, 2020 exchange rate as published by the SBS).

(2)	Includes provision for income tax on dividends, dividends pending, deferred income tax, among others.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and our unaudited condensed consolidated interim financial information and other information presented herein. This discussion and analysis should also be read in conjunction with “Item 5. Operating and Financial Review and Prospects” in our 2019 Form 20-F filed on May 29, 2020.

The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth below under “Forward-Looking Statements.”

Introduction

The following discussion should be read in conjunction with the interim consolidated financial statements as of March 31, 2020 and for the three months ended March 31, 2019 and 2020 which were prepared in accordance with IFRS, in each case including the notes thereto.

Our financial statements are consolidated with the financial statements of our subsidiaries, which are companies controlled by us. Control is achieved when Credicorp is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. See note 3(b) to the annual consolidated financial statements included in our 2019 Form 20-F filed on May 29, 2020.

Critical Accounting Policies

The preparation of our consolidated financial statements requires our management to use judgments, estimates and assumptions that affect the actual presented amounts. Accordingly, we use the best and more updated information available in the market for the preparation of our financial statements. However, due to the uncertainties involved in this type of assessment, materialized assumptions and estimates may differ from expected assumptions and estimates, generating results that require substantial adjustments in the book value of assets and liabilities in future years. See “Item 5. Operating and Financial Review and Prospects—5.A Operating Results—(1) Critical Accounting Policies” of our 2019 Form 20-F and our unaudited condensed consolidated interim financial information as of and for the three months ended March 31, 2020 for a description of the main accounting judgments, estimates and assumptions used in the preparations of our financial statements, which, if changed, may significantly change our disclosed results of operations and shareholders’ equity.

Subsequent Events

Declaration of dividends

At a meeting held on February 27, 2020, our Board of Directors approved the distribution of a cash dividend of S/2,831,469,510.00, for a total of 94,382,317 outstanding shares, which is equivalent to S/30.00 per share. The cash dividend was paid on May 8, 2020, without withholding tax at source, to shareholders of record on April 13, 2020.

The dividend was paid in U.S. dollars using the weighted exchange rate reported by the SBS for transactions at the close of business on May 6, 2020 (S/3.4081 per U.S. dollar). As a result, the dividend paid per share was U.S$8.8026, equivalent to the declared dividend of S/30.00 per share.

Consolidated Results of Operations for the Three Months Ended March 31, 2019 Compared to the Three Months Ended March 31, 2020

The following discussion of our results of operations is based on the interim financial information derived from our unaudited condensed consolidated interim financial information. In the following discussion, references to increases or decreases in any three months ended are made by comparison with the corresponding prior three months ended, as applicable, except as the context otherwise indicates. The discussion in this section is based on a comparison of the three months ended March 31, 2019 with the three months ended March 31, 2020.

The following table sets forth, for the three months ended March 31, 2019 and the three months ended March 31, 2020, the principal components of our net profit:

	Three Months Ended March 31,
	2019	2020
	(in thousands of Soles)
Interest and similar income	3,001,674	3,163,609
Interest and similar expenses	(804,506)	(784,309)
Net interest, similar income and expenses	2,197,168	2,379,300
Provision for credit losses on loan portfolio	(453,285)	(1,388,711)
Recoveries of written-off loans	70,074	47,230
Provision for credit losses on loan portfolio, net of recoveries	(383,211)	(1,341,481)
Net interest, similar income and expenses, after provision for credit losses on loan portfolio	1,813,957	1,037,819
Total other income	1,176,337	957,864
Total insurance underwriting results	109,111	141,926
Total other expenses	(1,553,976)	(1,778,635)
Profit before income tax	1,545,429	358,974
Income tax	(422,165)	(145,799)
Net profit	1,123,264	213,175
Net profit attributable to:
Credicorp’s equity holders	1,100,867	209,274
Non-controlling interest	22,397	3,901

In the three months ended March 31, 2020, the net profit attributable to our equity holders decreased 80.99% compared to the three months ended March 31, 2019. This result was primarily due to (i) higher provision for credit losses on our loan portfolio, given that we expect there will be an economic recession resulting in an increase in the probability of default in certain sectors of clients, in line with IFRS 9; (ii) lower total other income, as a result of a decrease in net gain on securities (attributable to bond issuances at Atlantic Security Bank and BCP Stand-alone in the first half of the three months ended March 31, 2020); and (iii) lower commission and fees. This was partially offset by higher net interest income (an increase of 8.3% compared to the three months ended March 31, 2019) in line with growth in total loans led by retail banking, and by the mortgage and consumer segments in particular.

Net interest, Similar Income and Expenses

The following table sets forth the components of net interest, similar income and expenses:

	Three Months Ended March 31,
	2019	2020(1)
	(in thousands of Soles )
Interest and similar income:
Interest on loans	2,562,286	2,770,351
Interest on investments at fair value through other comprehensive income	269,603	261,189
Interest on available-for-sale investments	—	—
Interest on investments at amortized cost	51,531	50,848
Interest on held-to-maturity investments	—	—
Interest on due from banks	86,699	49,113
Interest on investments at fair value through profit or loss	11,654	10,697
Dividends received	9,667	7,879
Other interest and similar income	10,234	13,532
Total interest income	3,001,674	3,163,609
Interest and similar expenses:
Interest on deposits and obligations	(353,834)	(364,107)
Interest on bonds and notes issued	(226,498)	(198,114)
Interest on due to banks and correspondents	(145,303)	(137,126)
Deposit Insurance Fund	(36,857)	(40,030)
Interest on lease liabilities	(5,985)	(7,803)
Other interest expenses and similar expense	(36,029)	(37,129)
Total interest expense	(804,506)	(784,309)
Net interest income	2,197,168	2,379,300

(1)	Bancompartir is consolidated within the Microfinance line of business as of the three months ended March 31, 2020.

Net interest income increased 8.29% in the three months ended March 31, 2020 compared to the three months ended March 31, 2019.

Interest and similar income increased 5.39% in the three months ended March 31, 2020 compared to the three months ended March 31, 2019. The increase in the three months ended March 31, 2020 was mainly due to an increase of 8.1% in income for interest on loans. This expansion was attributable to (i) volume, due to an acceleration in the growth of average daily balances in all segments with the exception of Atlantic Security Bank, (ii) the mix by segment, given that retail banking represented 40.8% of total loans compared to 39.8% in the three months ended March 31, 2019, and (iii) the currency mix, given that growth in average daily balances was primarily attributable to loan expansion of +10.7% in the LC portfolio.

Interest and similar expense decreased in the three months ended March 31, 2020 by 2.5% to S/784 million compared to an interest expense in the three months ended March 31, 2019 of S/804 million. This was driven by (i) a decrease of 12.5% in interest on bonds and notes issued, as a result of the debt restructuring strategy at BCP Stand-alone, which included liability management transactions in relation to two corporate bonds and the redemption of perpetual subordinated debt; and (ii) a decrease of 5.6% on due to banks and correspondents after rates fell in the international market. This was partially offset by an increase in interest on deposits and obligations, in line with the growth in total deposits mainly driven by an increase in the volume of time deposits.

Provision for Loan Losses

The following tables set forth the changes in our allowance for loan losses:

	Three Months Ended March 31,
	2019	2020(1)
	(in thousands of Soles)
Provision for credit losses on loan portfolio	(453,285)	(1,388,711)
Recoveries of written-off loans	70,074	47,230
Provision for credit losses on loan portfolio, net of recoveries	(383,211)	(1,341,481)

(1)	Bancompartir is consolidated within the Microfinance line of business as of the three months ended March 31, 2020.

Provision for credit losses on our loan portfolio, net of recoveries increased by 250.06% in the three months ended March 31, 2020 to S/1,341 million, compared to S/383 million in the three months ended March 31, 2019. The increase reflects the higher provisions in line with expectations of a recession in Peru and the region, and with the reduction in the debt service capacity of some clients due to COVID-19. This was mainly due to the increase of provisions at BCP Stand-alone, primarily attributable to deterioration in the SME-Pyme segment, and in non-revolving loans in particular, and to a lesser extent, to the deterioration of the credit card segment, which reflected excess indebtedness in the financial system.

Total recoveries of written-off loans reached S/70 million in the three months ended March 31, 2020 and S/47 million in the three months ended March 31, 2019, constituting a 32.6% decrease in the three months ended March 31, 2020.

Non-Interest Income

The following table reflects the components of our non-interest income:

	Three Months Ended March 31,
	2019	2020(1)
	(in thousands of Soles)
Commissions and fees	782,922	760,329
Net gain on foreign exchange transactions	178,423	166,983
Net gains on securities	128,331	(101,408)
Net gains on derivatives held for trading	(2,434)	35,430
Net gain from exchange difference	13,490	(21,240)
Other	75,605	117,770
Total non-interest income	1,176,337	957,864

(1)	Bancompartir is consolidated within the Microfinance line of business as of the three months ended March 31, 2020.

The non-interest income, without including net premiums earned, decreased by 18.6% to S/958 million in the three months ended March 31, 2020 compared to S/1,176 million in the three months ended March 31, 2019. The decrease in 2020 was primarily due to the decrease of net gains on securities and net gain from exchange difference.

Net gains on securities decreased 179.0% to a loss of S/101 million in the three months ended March 31, 2020 compared to the gain of S/128 million in the three months ended March 31, 2019. The decrease was primarily attributable to (i) a reduction in the profitability of the legal reserves at Prima AFP, and (ii) losses on proprietary investment portfolios at Credicorp Capital, which registered negative results for mark-to-market adjustments in the trading portfolio. Losses were also attributable to an extraordinary result in the three months ended March 31, 2019, which was generated by the favorable evolution of the financial markets in 2019 experienced through Credicorp Capital, Prima AFP and Atlantic Security Bank, which was in contrast to the market volatility and a decrease in the value of assets in the three months ended March 31, 2020 due to the impact of the COVID-19 pandemic.

Net gain from exchange difference decreased by 257.4% due to the loss reported for the exchange differences relative to IFRS 16, mainly in the month of January at BCP Stand-alone, and to a lesser extent, at Mibanco.

Commissions and fees decreased by 2.9% to S/760 million in the three months ended March 31, 2020 compared to S/783 million in the three months ended March 31, 2019. The decrease in commissions and fees from the three months ended March 31, 2019 to the three months ended March 31, 2020 was primarily due to (i) the facilities and fees exemptions extended to our clients in connection with the COVID-19 pandemic, (ii) the decrease in consumption and service volumes due to the compulsory quarantine imposed by the Peruvian government in mid-March, and (iii) the decrease in transactional activity at BCP Stand-alone and Mibanco.

Insurance Premiums and Claims on Insurance Activities

The following table reflects the earned premiums and claims incurred in connection with our insurance activities:

	Three Months Ended March 31,
	2019	2020
	(in thousands of Soles)
Gross written premiums	892,538	901,553
Technical reserve adjustment	(218,452)	(21,921)
Gross written premiums after adjustments	674,086	879,632
Premiums ceded to reinsurers, net	(137,119)	(153,454)

	Three Months Ended March 31,
	2019	2020
	(in thousands of Soles)
Results of assets designated at fair value through profit or loss	47,242	(98,243)
Net premiums earned	584,209	627,935
Net claims incurred for life insurance	(219,390)	(236,516)
Net claims incurred for general insurance	(83,263)	(60,891)
Net claims incurred for health insurance	(81,164)	(76,095)
Acquisition costs	(91,281)	(112,507)
Total net premiums and claims	109,111	141,926

Operating Expenses

The following table reflects the components of our operating expenses:

	Three Months Ended March 31,
	2019	2020(1)
	(in thousands of Soles)
Salaries and employee benefits	(834,317)	(891,183)
Administrative expenses	(538,157)	(539,644)
Depreciation and amortization	(105,643)	(125,150)
Depreciation for right-of-use assets	(25,682)	(46,598)
Impairment loss on goodwill	—	—
Other	(50,177)	(176,060)
Total operating expenses	(1,553,976)	(1,778,635)

(1)	Bancompartir is consolidated within the Microfinance line of business as of December 2019.

Salaries and employee benefits increased by 6.8%, mainly due to the Microfinance business and, to a lesser extent, at BCP Stand-alone. In the case of Microfinance, the increase was attributable to (i) Mibanco, due to an increase in headcount in 2019, which was primarily to bolster commercial teams to build the capacities needed to ensure growth down the line at Mibanco, and (ii) Bancompartir, which is included in Credicorp’s balance sheet since December 2019. At BCP Stand-alone, growth was attributable to hiring of individuals with specialized profiles in 2019.

Depreciation and amortization increased by 18.5%, due to the higher amortization expenses for software, in line with the investment in new software to support our Yape and credit card business.

Exchange Difference

The exchange difference reflects exposure to appreciation of net monetary positions in foreign currencies, principally U.S. dollars in the first three months ended March 31, 2020 and 2019, and Soles in previous years. We recorded a loss exchange difference of S/21.2 million as of March 31, 2020. This loss was due to the implementation of IFRS 16, mainly in the month of January at BCP Stand-alone, and to a lesser extent, at Mibanco. We recorded a gain exchange difference of S/13.5 million as of March 31, 2019.

We manage foreign exchange risk by monitoring and controlling the position values due to changes in exchange rates. We measure our performance in Soles (since 2014, when we changed our functional currency from U.S. dollars), so if the net foreign exchange position (e.g. U.S. dollar) is an asset, any depreciation of Soles with respect to the relevant foreign currency would positively affect our consolidated statements of financial position. The current position in a foreign currency comprises exchange rate-linked assets and liabilities in that currency. An institution’s open position in individual currencies comprises assets, liabilities and off-balance sheet items denominated in the respective foreign currency for which the institution itself bears the risk; any appreciation/depreciation of the foreign exchange would affect the consolidated statements of income.

As of March 31, 2020 and December 31, 2019, Credicorp’s net foreign exchange balance is the sum of its positive open non-Soles positions (net long position) less the sum of its negative open non-Soles positions (net short position). As of December 31, 2013, Credicorp’s net foreign exchange balance was the sum of its positive open non-U.S. dollar positions (net long position) less the sum of its negative open non-U.S. dollar positions (net short position). Any depreciation/appreciation of the foreign exchange position would affect the consolidated statements of income. A currency mismatch would leave Credicorp’s consolidated statements of financial position vulnerable to a fluctuation of the foreign currency (exchange rate shock).

Income Taxes

We are not subject to income taxes, taxes on capital gains, capital transfers or equity or estate duty under Bermuda law. However, some of our subsidiaries are subject to income tax and taxes on dividends paid to us, depending on the legislation of the jurisdictions in which they generate income.

Our Peruvian subsidiaries, including BCP Stand-alone, are subject to corporate taxation on income under Peruvian tax law. For 2019 and in 2020 to the date hereof, the Peruvian statutory income tax rate was 29.5 % on taxable profit after calculating the workers’ profit sharing, which is determined using a 5.0% rate.

An additional 5.0% withholding tax is applied on to dividends, which we register as income tax based on the liquid amount received from BCP Stand-alone, Grupo Credito and Grupo Pacifico. Through Legislative Decree No. 1261, published on December 11, 2016, the withholding tax on dividends for the profits generated was increased according to the following terms:

Rate for the Profits Generated in the Years	Percentage(%)
Until 2014	4.1
2015 and 2016	6.8
From 2017 onward	5.0

Peruvian tax legislation is applicable to legal entities established in Peru, and on an individual (not consolidated) basis. Our non-Peruvian subsidiaries are not subject to taxation in Peru and their assets are not included in the calculation of the Peruvian extraordinary tax on net assets.

The Bolivian statutory income tax rate is 25%. Financial entities have an additional rate if the ROE exceeds 6%. In that case, an additional 25% must be considered, with which the rate becomes 50%.

In the case of Chile, there are two tax regimes: the partially integrated regime and the attributed regime. Credicorp Capital Holding Chile S.A. and all its subsidiaries are under partially integrated regime, under which the tax rate for domiciled legal entities was 27% for 2019 and for 2020 to the date hereof. On the other hand, individuals or legal entities not domiciled in Chile are subject to a tax called “additional income tax” whose rates are between 4% and 35%, depending on the nature of the income. Additionally, Chile has signed treaties to avoid double taxation with different countries so certain income could be released from withholding tax or for the use of reduced rates.

In the case of Colombia, pursuant to Financing Law No. 1943, dated December 28, 2018, the income tax rate for 2019 was 33% (without a surcharge) for all entities in the country whose taxable income was less than U.S.$800.0 million of Colombian pesos. From 2020, pursuant to Law No. 2010 dated December 27, 2019 the tax rates are as follows:

Taxable Year	Rate (%)	Additional Rate (Surcharge) (%) (1)
2020	32	4
2021	31	3
2022	30	3
As of 2023	30	—

(1)	The additional rate (surcharge) will be applicable only to financial entities that, in the corresponding year, have a taxable rate equal to or greater than 120,000 units of tax value (Unidad de Valor Tributario) which for the year of 2020 amounts to a total of S/3.9 million. Accordingly, Credicorp Capital Colombia, Credicorp Capital Fiduciaria and Banco Compartir must pay income tax taking into account based on the aforementioned.

ASHC and its subsidiaries are not subject to taxes in the Cayman Islands or Panama. For 2019 and 2020 to the date hereof, no taxable income was generated from their operations in the United States of America.

Tax expenses paid by the subsidiaries decreased to S/145.8 million in the three months ended March 31, 2020 from S/422.2 million in the three months ended March 31, 2019. Income tax decrease in these periods reflects decreases in our taxable income. Since 1994, we have paid the Peruvian income tax at the statutory rate.

Results of Operations by Line of Business for the Three Months Ended March 31, 2019 Compared to the Three Months Ended March 31, 2020

The following discussion of our results of operations is based on the interim financial information derived from our unaudited condensed consolidated interim financial information. In the following discussion, references to increases or decreases in any three months ended are made by comparison with the corresponding prior three months ended, as applicable, except as the context otherwise indicates. The discussion in this section is based on a comparison of the three months ended March 31, 2019 with the three months ended March 31, 2020 for each of our lines of business.

Universal Banking

Assets Structure

BCP Stand-alone

At the end of the three months ended March 31, 2020, BCP Stand-alone’s total assets amounted to S/148.7 billion, which represents a 11.7% increase compared to the three months ended March 31, 2019 (S/133.2 billion in the three months ended March 31, 2019). The increase in total assets in the three months ended March 31, 2020 was mainly due to the increase of our loan portfolio, which grew by 12% in the three months ended March 31, 2020 (7.8% in the three months ended March 31, 2019).

As of March 31, 2020, BCP Stand-alone’s total loans, measured in average daily balances, expanded 8.0% year-over-year. This increase was primarily due to:

•	The increase in retail banking loans, led by mortgages, which increased by 12.0% in average daily balances (due to market dynamism and Mivivienda loans, as well as to the consumer, SME-Pyme and credit cards segments, which increased by 17.5%, 9.7% and 8.4%, respectively) as compared to the three months ended March 31, 2019.

•	The increase of 5.3% and 5.0% in average daily balances in Corporate Banking and middle-market loans, respectively, mainly in short-term financing, during the lockdown period in the second half of March.

BCP Bolivia

At the end of the three months ended March 31, 2020, BCP Bolivia’s total assets amounted to S/11.4 billion, which represents a 14.9% increase compared to the three months ended March 31, 2019 of S/9.9 billion. The increase in total assets in the three months ended March 31, 2020 was mainly explained by the increase in cash due from banks and by a 77.7% and 9.2% increase, respectively, in our loan portfolio in the three months ended March 31, 2020 (as compared to a decrease of 4.7% and an increase of 13.5%, respectively, in the three months ended March 31, 2019).

Portfolio Quality

BCP Stand-alone

The IOL ratio at BCP Stand-alone increased from 2.72% at the end of the three months ended March 31, 2019 to 2.79% at the end of the three months ended March 31, 2020. The ratio in the three months ended March 31, 2020 was higher than the three months ended March 31, 2019 following the deterioration in debt service capacity of a small number of clients in the SME-business segment. The IOL ratio at March 31, 2020 was also higher than the IOL ratio as of the end of the last three fiscal years (2.65% in 2017 and 2018; and 2.69% in 2019). The NPL ratio decreased from 3.98% in the three months ended March 31, 2019 to 3.79% at the end of the three months ended March 31, 2020. The ratio in the three months ended March 31, 2020 was lower than at the end of the three months ended March 31, 2019, as a result of loan growth in all segments, which offset the increase in non-performing loans. This ratio has remained relatively stable during the last three years (3.87% in 2017 and 2018; and 3.80% in 2019).

BCP Stand-alone’s net provisions for loan losses (expense of the P&L) increased by 303.8%, primarily due to a deterioration in the SME-Pyme segment, and in non-revolving loans in particular, and to a lesser extent, the deterioration of the credit card segment, which reflected over indebtedness in the financial system. This is in line with expectations of a recession in Peru and the region and with the reduction in the debt servicing capacity of some clients due to the COVID-19 pandemic and the associated economic slowdown. BCP and the Peruvian government have taken several measures to offset the deterioration in the situation of clients and the economy respectively. As a result, cost of risk increased significantly from 1.23% in the three months ended March 31, 2019 to 4.44% in the three months ended March 31, 2020, a level which is higher than in the last three years (1.58% for 2017, 1.05% for 2018 and 1.43% for 2019). The increase in net provisions for loan losses resulted in an increase of the NPL coverage ratio from 103.3% in the three months ended March 31, 2019 to 118.1% at the end of the three months ended March 31, 2020, as a result of the higher growth in allowance for loan losses compared to the increase in non-performing loans.

BCP Bolivia

BCP Bolivia’s net provisions for loan losses increased by 147.3% during the three months ended March 31, 2020 due to a change in macroeconomic expectations for Bolivia and in the debt servicing capacity of BCP Bolivia’s clients as a result of the COVID-19 pandemic. Nevertheless, the internal overdue ratio has improved by 27 basis points, from 2.13% in the three months ended March 31, 2019 to 1.86% in the three months ended March 31, 2020, after overdue loans were written off in the same period in 2019.

Funding Structure

BCP Stand-alone

At the end of the three months ended March 31, 2020, BCP Stand-alone’s total funding increased by 13.5% (in comparison to 3.1% in the three months ended March 31, 2019), mainly due to total deposits, which increased by 16.0% during fiscal year the three months ended March 31, 2020.

Due to ongoing growth, total deposits reflected an increase in the share of total funding, which represented 76.9% for the three months ended March 31, 2020 (in comparison to 75.3% for the three months ended March 31, 2019). The increase was mainly due to (i) an increase in demand deposits (an increase of 25.7% year-on-year, due to an increase in the volume of non-interest bearing demand deposits attributable to current accounts held by corporate banking clients), (ii) an increase of 15.7% year-on-year in saving deposits, due to a decrease in consumers’ debit and credit card spending as a result of social isolation measures put in place in response to the COVID-19 pandemic and the results of the campaigns to capture savings accounts, mainly through digital channels, and (iii) a 7.1% increase in time deposits, mainly driven by deposits in foreign currency.

BCP Bolivia

At the end of the three months ended March 31, 2020, BCP Bolivia increased its total funding by 16.2%, in comparison to 9.2% in the three months ended March 31, 2019. This was due to (i) an 11.9% increase in total deposits, and (ii) a 427.1% increase in repurchase agreements.

Financial ratios

BCP Stand-alone’s net earnings contribution to Credicorp totaled S/142,2 million in the three months ended March 31, 2020, which represented a 82.6% decrease with regard to the S/816.0 million reported in the three months ended March 31, 2019. This was mainly driven by a significant increase in provisions for loan losses, which have been set aside in advance, given that we foresee a severe economic downturn and a subsequent material increase in the probability of default in certain sectors of clients, in line with IFRS 9.

BCP Stand-alone’s ROAE contribution to Credicorp was 3.5% in the three months ended March 31, 2020 (versus 22.5% in the three months ended March 31, 2019). The evolution in the three months ended March 31, 2020 reflects (i) an increase in provisions for loan losses, (ii) a S/100 million non-deductible charge for COVID-19 donations in other expenses, (iii) a decrease in non-financial income, due to realized losses in net gain on securities, and (iv) a decrease in both fee income and net gains on foreign exchange differences and transactions.

Net interest margin (“NIM”) was situated at 4.70% in the three months ended March 31, 2020. This represented a decrease of four basis points from 4.74% for the three months ended March 31, 2019. This decrease was in line with the lower market rates, that mainly affected the wholesale banking segments, which are more sensitive to interest rate movements.

In the three months ended March 31, 2020, the efficiency ratio at BCP Stand-alone increased by 70 basis points, from 38.1% in the three months ended March 31, 2019 to 38.8% for the three months ended March 31, 2020. This increase was due to the lower growth of operating income compared to the increase of operating expenses. The increase in operating expenses was due primarily to an increase in administrative and general expenses, mainly attributable to payments for software programs and marketing expenses, and an increase in expense for salaries and employee benefits, due to an increase in headcount in 2019. The abovementioned was offset by an increase in net interest income, in line with growth in average daily balances.

Microfinance

Assets Structure

The total asset level at Mibanco was situated at S/13.5 billion as of March 31, 2020 (compared to S/13.4 billion as of March 31, 2019). The 1.2% increase in total assets in the three months ended March 31, 2020 reflects the increase in our loan portfolio, which was driven by business expansion. This was offset by a decrease in short-term investments after a strategy was implemented to optimize the structure of the composition of the portfolio.

On March 31, 2020, Mibanco’s loans posted an increase of 5.3% year-over-year (compared to 5.6% in the three months ended March 31, 2019). This increase was primarily attributable to an increase in loans in the small business segment, which increased 9.2% in the three months ended March 31, 2020 (compared to an increase of 8.9% in the three months ended March 31, 2019). The increase offset the decrease in loans in the microbusiness segment, which registered a decrease of 3.4% in the three months ended March 31, 2020 (compared to an increase of 0.7% in the three months ended March 31, 2019). The small business and microbusiness segments represented a lower share of total loans in the three months ended March 31, 2020 with shares of 60.4% and 25.5% respectively. Additionally, Mibanco’s loan portfolio was highly concentrated in Soles as LC loans represented 99.5% of total loans as of March 31, 2020 (compared to 99.3% as of March 31, 2019).

Short-term investments fell 8.9% in the three months ended March 31, 2020 (compared to a decrease of 2.1% in the three months ended March 31, 2019). The decline was associated with the sale of BCRP Certificates of Deposits and in line with the strategy to optimize the composition of the portfolio. The loan portfolio represented 97.6% of total interest-earning assets in the three months ended March 31, 2020 (compared to 96.5% in the three months ended March 31, 2019).

Portfolio Quality

Mibanco’s cost of risk ratio, which is defined as net provisions for loan losses over total loans, was situated at 6.7% on March 31, 2020. This reflected a variation of 315 basis points, over the 3.6% reported on the three months ended March 31, 2019. This was the result of provisions made in connection with the COVID-19 pandemic and operating improvements in the origination and collections processes, in each case as follows: (i) the recording of additional provisions, in line with expectations of a recession in Peru and with the reduction in the debt service capacity of some clients due to the economic consequences of the COVID-19 pandemic; (ii) adjustments in credit policies and models; (iii) focus on early collections and improving the scheme of incentives for the sales force; and (iv) development of new channels and collections strategies. The increase in net provisions for loan losses resulted in an increase of the NPL coverage ratio, from 138.2% in the three months ended March 31, 2019 to 156.7% at the end of the three months ended March 31, 2020, as a result of the higher growth in allowance for loan losses compared to the increase in non-performing loans. The coverage ratio was higher than in the last three years (148.9% for 2017, 142.2% for 2018 and 139.2% for 2019).

Funding Structure

On March 31, 2020, total liabilities at Mibanco amounted to S/11.4 billion, which represented a decrease of 0.3% with regard to the total liabilities reported at the end of the three months ended March 31, 2019 (S/11.4 billion at the end of the three months ended March 31, 2019). In the three months ended March 31, 2020, Mibanco’s funding strategy reflected an increase in retail deposits and amounts due to other banks and a decrease in institutional deposits and bond debt.

In the three months ended March 31, 2020 total deposits continued to represent the largest source of funding, accounting for 73.3% of total liabilities (compared to 73.7% in the three months ended March 31, 2019). In the three months ended March 31, 2020, the increase in deposits was led by retail channels, while institutional deposits decreased considerably. In this context, retail time and retail savings deposits increased 19.8% and 11.4%, respectively. Consequently, retail deposits posted an increase in their share of total funding, going from 38.8% in the three months ended March 31, 2019 to 44.2% in the three months ended March 31, 2020.

In the three months ended March 31, 2020, Mibanco increased its loans with other banks to take advantage of lower interest rates. Financing through bonds and subordinated debt fell due to the expiration of issuances.

Financial ratios

Net earnings at Mibanco totaled S/34.1 million in the three months ended March 31, 2020, which represented a 66.5% decrease with regard to the S/101.9 million reported in the three months ended March 31, 2019. Net earnings attributable to Credicorp totaled S/33.3 million in the three months ended March 31, 2020, which was 66.5% lower than in the three months ended March 31, 2019 of S/99.6 million.

Mibanco’s ROAE contribution to Credicorp was 6.5% (compared to 21.3% in the three months ended March 31, 2019). The evolution in the three months ended March 31, 2020 reflects (i) an increase in net interest income; (ii) an increase in net provisions for loans losses, which was attributable to provisions made in connection with the COVID-19 pandemic that offset improvements in loan acceptance practices and portfolio quality; (iii) a decrease in non-financial income, driven by fees from bancassurance; and (iv) an increase in operating expenses due to an increase in the headcount of the sales force and donations to alleviate the distress of the most vulnerable segments of the population during the COVID-19 pandemic.

NIM was situated at 15.16% in the three months ended March 31, 2020. This represented an increase of 46 basis points compared to the three months ended March 31, 2019 of 14.70%. This increase was attributable to an increase in the interest rates offered in the microfinance market in the context of a new pricing strategy. Interest rate cuts were partially offset by an increase in the small business portfolio.

In the three months ended March 31, 2020, the efficiency ratio at Mibanco was 55.6%, higher than the 54.7% registered for the three months ended March 31, 2019. This result was attributable to an increase in operating expenses, which was directly associated with higher expenses related to an increase of the headcount of the sales force.

Insurance and Pensions

Grupo Pacifico

Grupo Pacifico’s net profit before non-controlling interest was S/99.8 million in the three months ended March 31, 2020, 27.9% higher than the amount of S/78.1 million reported in the three months ended March 31, 2019. Higher net profit was mainly associated with an increase in (i) the P&C insurance business, which represented S/26.6 million in the three months ended March 31, 2020, 1,343% higher than the S/1.8 million reported in the three months ended March 31, 2019; and (ii) corporate health insurance and medical services (which includes only 50% of this business due to its association with Banmedica), which represented S/17.1 million in the three months ended March 31, 2020, 93.1% higher than the S/8.9 million reported in the three months ended March 31, 2019. The increase was offset in part by (i) the life insurance business, which represented S/51.2 million in the three months ended March 31, 2020, 17.8% lower than the S/62.3 million reported in the three months ended March 31, 2019 and (ii) Crediseguros, which represented S/4.9 million in the three months ended March 31, 2020, 2.7% lower than the S/5.0 million reported in the three months ended March 31, 2019.

Grupo Pacifico’s net profit contribution to Credicorp was S/98.7 million in the three months ended March 31, 2020, 27.9% higher than the S/77.2 million reported in the three months ended March 31, 2019.

Grupo Pacifico’s 27.9% increase in net profit before non-controlling interest from the three months ended March 31, 2019 was due to an increase in net premiums in both businesses, a decrease in net claims in the P&C business and higher net profit in Corporate Health insurance. The above mentioned was offset by the increase in acquisition costs in both businesses and a lower net financial income in the P&C insurance business and lower net profit income in medical services.

Grupo Pacifico reported written premiums of S/917.9 million in the three months ended March 31, 2020, which represented an increase of 2.4% compared to the three months ended March 31, 2019. This was mainly attributable to the credit life, commercial lines and personal lines businesses. These increases were offset in part by decreases in the annuities line and automobile line.

Written Premiums(1)(2)

	Three Months Ended March 31,
	2019	2020
	(in thousands of Soles)
Total Written Premiums(2)	896,518	917,964
Property and Casualty Business	384,104	401,636
Commercial Lines	65,493	80,382
Personal Lines	95,484	105,841
Automobile	102,482	88,372
Medical Assistance	120,644	127,041
Life Business	499,671	502,265
Annuities Line	133,612	99,018
Credit Life	115,784	141,422
Individual Life	93,450	96,714
Group Life	55,098	60,194
Disability and Survival	101,727	104,916
Crediseguros	12,743	14,063

(1)	The association with Banmedica stipulates that the corporate health insurance business and medical services (network of clinics, medical centers and laboratories) must be reported as an investment in subsidiaries and consequently are not fully consolidated in the Grupo Pacifico financial statements. Both businesses are managed by Banmedica, and Grupo Pacifico receives 50% of net earnings.

(2)	Without eliminations.

Financial Ratios

Grupo Pacifico’s ROAE was 14.5% in the three months ended March 31, 2020, higher than its return of 11.8% in the three months ended March 31, 2019. This was explained by (i) an increase in net premiums in both businesses, (ii) lower net claims in the P&C business, (iii) a continuous increase in health insurance and medical services, and (iv) lower operating expenses. These effects were offset by higher acquisition costs in both businesses and lower net financial income in the P&C business.

	Three Months Ended March 31,
ROAE (1)	2019	2020
Grupo Pacifico	11.8%	14.5%
Grupo Pacifico (2)	14.4%	16.5%

(1)	Annualized and average are determined as the average of the period beginning and period ending. This includes 50% of the corporate health insurance and medical services business results due to the agreement with Banmedica. These figures do not include eliminations for Credicorp’s consolidation purposes.

(2)	Excludes unrealized gains or losses.

Property and Casualty Business

Grupo Pacifico’s P&C insurance business achieved net profit of S/26.6 million in the three months ended March 31, 2020, 1,342% higher than the S/1.8 million reported in the three months ended March 31, 2019. This increase is attributable to (i) an increase in underwriting results, (ii) a lower operating expenses ratio, and (iii) an increase in translations results and other income. This was offset in part by lower financial income.

Underwriting increased 59% from the three months ended March 31, 2019, which was mainly attributable to an increase in written premiums and lower net claims. This was offset by an increase in acquisition costs.

Written premiums totaled S/401.6 million in the three months ended March 31, 2020, which represented an increase of 4.6% compared to the three months ended March 31, 2019. This increase was mainly attributable to (i) commercial lines, which registered higher sales in the agriculture and aviation lines; (ii) Medical Assistance, due to an increase in sales of oncological and comprehensive health products; and (iii) Personal Lines, due to an increase in the price of the card protection product and to an increase in sales of personal accident products. Pacifico maintained second place in the P&C business, with 22% of market share as of March 31, 2020, (compared to 22.3% at the end of the three months ended March 31, 2019), according to the SBS.

Net claims decreased 12.7% over the previous year, mainly in the Automobile line, due to a decrease in claims notifications after the quarantine was imposed mid-March, and also attributable to an improvement in claims management in Cars. The decrease in claims was also seen in the Commercial and Medical Assistance lines after fewer notifications for claims were received due to the quarantine. These effects were offset by an increase in the Personal Lines, which registered an increase in case frequency due to its self-insurance product. As a result, the loss ratio in the three months ended March 31, 2020 was 48.2% lower than 58.8% in the three months ended March 31, 2019.

Acquisition costs increased 14.8% over the same period in the previous year, mainly in the underwriting expenses for cars after approximately S/8.0 million in premiums were returned to clients who were unable to use their cars during the quarantine. In addition, higher reserves were registered for uncollectible premiums, mainly in the commercial, cars and Medical Assistance lines.

Net financial income decreased 37.9% in the three months ended March 31, 2020 compared to the three months ended March 31, 2019, primarily due to adverse fluctuations in the financial markets in connection with the COVID-19 pandemic.

Net Profit and Selected Ratios for Grupo Pacifico’s - P&C business (1)

	Three Months Ended March 31,
	2019	2020
	(in thousands of Soles)
Written premiums	384,104	401,636
Ceded premiums	76,115	88,742
Reserves	23,757	10,243
Net earned premiums	284,232	302,651
Net claims	167,083	145,940
Acquisition costs(2)	66,834	76,721

	Three Months Ended March 31,
	2019	2020
	(in thousands of Soles)
Underwriting result	50,316	79,990
Net financial income	20,167	12,519
Total expenses	65,569	66,776
Other income/loss	157	4,295
Translation result	(492)	2,994
Gain (loss) from Grupo Pacifico and Banmedica agreement	(2,736)	(6,430)
Income tax	—	—
Income before minority interest	1,843	26,592
Non-controlling interest	—	—
Net profit	1,843	26,592

Loss ratio(3)	58.8%	48.2%
Acquisition costs ratio(4)	23.5%	25.3%
Operating expenses / net earned premiums	23.1%	22.1%
Combined ratio of P&C(5)	105.4%	95.6%

(1)	Financial statements without consolidation adjustments.

(2)	Fees plus Underwriting expenses, net.

(3)	Net claims / Net earned premiums.

(4)	Acquisition costs / Net earned premiums.

(5)	(Net claims / Net earned premiums) plus (Acquisition costs plus Total expenses) / Net earned premiums.

Life Business

Grupo Pacifico’s life insurance business net profit was S/52.6 million in the three months ended March 31, 2020, 15.7% less than the S/62.4 million reported in the three months ended March 31, 2019. This decrease was mainly attributable to (i) an increase in acquisition costs, (ii) higher net claims, (iii) higher total expenses, and (iv) a decrease in translations results. These effects were offset in part by an increase in net earned premiums and higher financial income.

The life insurance business acquisition costs increased in the three months ended March 31, 2020 compared to the three months ended March 31, 2019 mainly due to the increase in fees for credit life after premiums rose through the alliance channel.

In the three months ended March 31, 2020, net claims increased by 7.9% compared to the three months ended March 31, 2019, which was primarily driven by D&S through SISCO II and SISCO III due to a decrease in interest rates and in annuities as a result of the growth in pension payments through individual annuities.

Grupo Pacifico’s life insurance business reported written premiums of S/502.3 million in the three months ended March 31, 2020, which represented an increase of 0.5% compared to the three months ended March 31, 2019. This result was mainly driven by (i) credit life, where growth was attributable to an increase in premiums in the alliance and bancassurance channel and to solidarity payments (debts assumed by the entity); (ii) group life, due to an increase in statutory life products after a new regulation went into effect in January 2020 which required companies to insure their employees from the first day of work (rather than after four years) and to growth in collective life, which was reflected in an increase in premium turnover in the bancassurance channel; (iii) individual life, due to an increase in premium turnover for renewals; and (iv) D&S, due to an increase in premiums through SISCO IV. These increases were offset in part by a decrease in premiums in annuities due to individual annuities and to a decrease in selling days due to the quarantine ordered by the Peruvian government in connection with the COVID-19 pandemic.

Financial income showed a slight growth of 0.6% in the three months ended March 31, 2020 compared to the three months ended March 31, 2019 as a result of higher interest and income on investments.

Net Profit and Selected Ratios for Grupo Pacifico’s- Life business(1)

	Three Months Ended March 31,
	2019(2)	2020
	(in thousands of Soles)
Written premiums	499,671	502,265
Ceded premiums	31,190	29,096
Reserves	177,449	150,364
Net earned premiums	291,033	322,805
Net claims	215,143	232,243
Acquisition costs(3)	102,577	126,744
Underwriting result	(26,687)	(36,182)
Net financial income	118,982	119,637
Total expenses	30,832	31,894
Other income/loss	912	1,044
Translations results	(51)	(1,397)
Income before minority interest	62,324	51,208
Non-controlling interest	0	0
Net profit	62,324	51,208

Loss ratio(4)	33.2%	30.4%
Acquisition costs ratio(5)	35.2%	39.3%
Operating expenses / net earned premiums	10.6%	9.9%
Combined ratio of Life(6)	79.0%	79.5%

(1)	Financial statements without consolidation adjustments.

(2)	The concept of policy fee was not reclassified as written premium in 2017.

(3)	Fees and underwriting expenses, net.

(4)	Net claims / Net earned premiums.

(5)	Acquisition costs / Net earned premiums.

(6)	(Net claims / Net earned premiums) plus (Acquisition costs plus Total expenses) / Net earned premiums.

Corporate Health Insurance and Medical Services

Corporate health insurance and medical services recorded net profit of S/34.3 million in the three months ended March 31, 2020, an increase of 93.1% compared to the S/17.8 million reported in the three months ended March 31, 2019. This increase is primarily the result of corporate health insurance, mainly due to higher net earned premiums and lower claims as a result of a decrease in frequency of medical care due to quarantine during the COVID-19 pandemic, and was offset by the decrease in medical services income (S/12.8 million in the three months ended March 31, 2020 compared to S/21.1 million in the three months ended March 31, 2019).

Net Profit and Selected Ratios for Grupo Pacifico’s - Corporate Health Insurance and Medical Services(1)

	Three Months Ended March 31,
	2019(2)	2020
	(in thousands of Soles)
Written premiums	262,085	282,092
Ceded premiums	2,727	3,004
Reserves	99	(519)
Net earned premiums	259,258	279,606
Net claims	233,597	213,978
Acquisition costs(3)	15,594	16,313
Underwriting result	10,068	49,315
Net financial income	1,505	532
Total expenses	17,535	19,659
Other income/loss	1,012	244
Translations results	(17)	919
Income tax	(1,615)	9,825
Net profit Corporate health insurance	(3,353)	21,526
Medical Services	21,108	12,765
Net profit	17,756	34,290

Loss ratio(3)	90.1%	76.5%
Acquisition costs ratio(4)	6.0%	5.8%
Operating expenses / net earned premiums	6.8%	7.0%
Combined ratio(5)	102.9%	89.4%

(1)	Financial statements without consolidation adjustments.

(2)	Fees plus underwriting expenses, net

(3)	(Net claims)/ Net earned premiums.

(4)	Acquisition costs / Net earned premiums

(5)	(Net claims / Net earned premiums) plus (Acquisition costs plus Total expenses) / Net earned premiums.

Underwriting, Actuarial and Reinsurance

Underwriting guidelines for substantially all P&C and corporate health insurance risks are developed by profit centers in collaboration with the actuarial staff. Grupo Pacifico’s P&C unit has an engineering staff which inspects most medium and medium-to-large commercial property insured for risks prior to underwriting and third party surveyors are employed to inspect smaller and/or lower risk property. Pricing and underwriting guidelines, rates and approval thresholds for these risks are periodically reviewed by the profit centers with actuarial staff and reported to the risk committee. Conditions are monitored continuously to ensure they are within competitive market conditions and profitability targets.

Grupo Pacifico’s P&C insurance business transfers risks to reinsurers in order to limit its maximum aggregate potential losses and minimize exposures on large individual risks. Reinsurance is placed with reinsurance companies based on the evaluation of the credit quality of the reinsurer, terms of coverage and price. The P&C insurance business acts as a reinsurer on a very limited basis, providing excess facultative reinsurance capacity to other Peruvian insurers that are unable to satisfy their reinsurance requirements and/or the interests of Peruvian clients in Latin America.

Historically, Grupo Pacifico’s P&C insurance business has obtained reinsurance for a substantial portion of its earthquake-related insurance portfolio through excess loss reinsurance treaties. In 2012, Grupo Pacifico’s P&C insurance business negotiated proportional reinsurance support for this portfolio, which it maintains as of March 31, 2020. Grupo Pacifico’s P&C insurance business has property catastrophe reinsurance coverage in place that covers its probable maximum loss under local regulatory requirements. However, there can be no assurance that a major catastrophe would not have a material adverse impact on Grupo Pacifico’s financial condition and/or its operations.

Heavy rains caused by the El Nino Phenomenon in early 2017 generated losses in Grupo Pacifico’s P&C insurance business of approximately U.S.$131.1 million (through March 31,2020), of which approximately 95% was ceded to reinsurers and coinsurers. Approximately 5% constituted net retained losses, which was within the risk appetite and risk tolerance parameters set by Grupo Pacifico’s risk management unit and approved by our risk committee.

In the three months ended March 31, 2020, Grupo Pacifico’s total ceded reinsurance premiums totaled approximately U.S.$ 34.7 million (approximately 12.8% of total group written premiums), of which approximately 90.4% were ceded to carriers with A- and above ratings.

Grupo Pacifico’s life insurance business holds excess of loss reinsurance contracts for its individual life, personal accident, group life and credit life products; and in the case of work compensation risk insurance and D&S products, a quota share contract is held. Catastrophic reinsurance contracts cover all of Grupo Pacifico’s life lines (Individual Life, Personal Accident, Group Life, Credit Life, SCTR and D&S), except for the annuity line. Life premiums ceded to reinsurers represented less than 6% of the life business written premiums in the three months ended March 31, 2020.

Investment portfolio

Grupo Pacifico’s investments are made primarily to meet its solvency equity ratio and to provide reserves for its claims. Investments are managed by product within (i) the property and casualty lines, and (ii) the life and annuities lines, and are designed to contain sufficient assets to match the company’s liabilities and to comply with the specific technical requirements of each business line. Grupo Pacifico has adopted strict policies related to investment decisions that are reviewed and approved by Grupo Pacifico’s Board of Directors. Its investment strategy is reviewed by the Investment Committee and the Board of Directors on a monthly basis. Grupo Pacifico invests in local and international markets, emphasizing investments in Peru, the U.S. and Latin America.

As of March 31, 2020, the market value of Grupo Pacifico’s investment portfolio was S/11,439 million, which included mainly S/441 million in equity securities, S/1,197 million in investment properties, and S/9,801 million in fixed income instruments. The portfolio is diversified and follows an asset-liability management strategy focused on cash flow, duration and currency matching of assets (portfolio) and liabilities (reserves), and on supporting Grupo Pacifico’s capital structure. Grupo Pacifico’s financial income decreased 5.0% in the three months ended March 31, 2020 (to S/132.2 million, from S/139.1 million in the three months ended March 31, 2019).

Prima AFP

As of March 31, 2020, the number of affiliates in Prima AFP was 2.37 million, an increase from 2.26 million as of March 31, 2019. This increase was primarily driven by Prima AFP’s winning the Third Pension Tender (May 2017-June 2019), as a result of which new members of the SPP joined Prima AFP by default.

Prima AFP’s funds under management (“FuMs”) totaled S/46.86 billion in the three months ended March 31, 2020, a decrease of 7.6% compared to the prior year (S/50.74 billion). The decrease was mainly driven by the below average return of the FuMs. In the three months ended March 31, 2020, nominal annual yields were 4.31%, 3.32%, negative 1.77%, and negative 11.81% for Funds 0, 1, 2, and 3, respectively.

Prima AFP’s revenues were S/103.23 million in the three months ended March 31, 2020, an increase over S/99.76 million in revenues for the three months ended March 31, 2019. The increase in the three months ended March 31, 2020 was primarily the result of winning the Third Pension Tender. Additionally, operating expenses were S/41.93 million in the three months ended March 31, 2020, and relatively stable as compared to S/41.82 million in the three months ended March 31, 2019.

Prima AFP’s net profit was S/-4.08 million in the three months ended March 31, 2020, down from S/57.0 million in the three months ended March 31, 2019 due to the negative returns in the reserve fund given the COVID-19 crisis. In the three months ended March 31, 2020, Prima AFP’s ROAE decreased to negative 2.6%, compared to 37.6% in the three months ended March 31, 2019.

The following table summarizes the administration fees charged by the SPP’s AFPs in the three months ended March 31, 2020:

	Remuneration Scheme	Mixed- Commission Scheme
	Monthly Fee on Salary	Monthly Fee on Salary	Annual Fee on Funds
AFP
Prima AFP	1.60%	0.18%	1.25%
AFP Integra	1.55%	0.00%	0.82%
Profuturo AFP	1.69%	0.67%	1.20%
AFP Habitat	1.47%	0.38%	1.25%

As of March 31, 2020, Prima AFP had S/973.86 million in assets (compared to S/982.26 million as of March 31, 2019), S/426.51 million in liabilities (compared to S/402.45 million as of March 31, 2019), and shareholders’ equity of S/547.35 million (S/579.82 million as of March 31, 2019).

Investment Banking and Wealth Management

Our investment banking and wealth management line of business registered a net loss of S/4 million in the three months ended March 31, 2020, mainly due to a 28% decrease in revenues due to the market impact of the COVID-19 pandemic. Throughout this period, we were adversely affected by the economic and market conditions arising from the pandemic. Projects and deals were postponed, the market downturn had a significant impact in our proprietary portfolios and early fund withdrawals were made by our institutional clients. However, our wealth management teams in Peru, Colombia and Chile carried out a focused client outreach effort that allowed us to mitigate asset outflows and offset the negative impact of the pandemic on our revenues.

Corporate Finance

Our corporate finance business was affected by decreased corporate activity, resulting in a reduced number of executed transactions compared to the three months ended March 31, 2019. However, there were a series of important operations that were executed throughout the first quarter of the year: Loans to Buenaventura, Skanon Investments and Austral Group in Perú; M&A advisory work for Nexus for the sale of Banco Santander Chile’s participation in Nexus (Chile); and advisory work for CAP S.A. in Chile for the modification of its corporate bond issuance contracts.

Asset Management

Market conditions led to withdrawals from traditional funds in the second half of March, mainly from institutional clients and mainly in Colombia (where AUM for Fonval decreased by almost 50%). However, despite a decrease in fund management income during March 2020, overall revenues increased in the three months ended March 31, 2020 compared to the same period in 2019, boosted by an increase in AUMs from retail and institutional clients, due to an attractive range of products that maintain international standards, competitive returns, and a knowledgeable investment team with a high degree of specialization in the Latin American market.

Revenues were also boosted by the increase in the sale of structured products and third-party funds to private banking clients, the continued development of a regional platform of alternative funds (especially the real estate fund Inmoval in Colombia), and higher revenues as distributors of third-party products to institutional investors.

In total, assets under management, aggregating institutional and retail clients, exceeded S/60 billion in the three months ended March 31, 2020, an increase of 12% compared to the end of the three months ended March 31, 2019.

	Three Months Ended March 31,
	2019	2020
	(in millions of Soles)
Assets under management (“AuM”) – Peru(1)	22,073	24,477
AuM – Colombia	10,686	10,800
AuM – Chile	20,935	25,065
Total AuM	53,694	60,342

(1)	Includes AuMs in Atlantic Security Bank. Includes AuM for which there is a service agreement between Atlantic Security Bank and Credicorp Capital for the latter to perform functions as portfolio manager (Atlantic Security Bank funds in millions of Soles are: S/5,020 and S/5,001 in the three months ended March 31, 2019 and the three months ended March 31, 2020, respectively).

Capital Markets

In the three months ended March 31, 2020, our capital markets business was significantly affected by the global crisis related to the COVID-19 pandemic. As market downturn scaled up, specifically during March, the impact in our proprietary portfolios resulted in a decrease of approximately S/27 million that offset favorable returns achieved in the first half of the quarter, which led to our implementation of a stop-loss strategy during the crisis. These results are in contrast to those obtained during the three months ended March 31, 2019, which were above expectations and characterized by stable and favorable market conditions..

Notwithstanding, even in the context of the COVID-19 pandemic, our sales business generated an increase in revenues compared to the three months ended March 31, 2019, even while traded volumes in Colombia appear to be lower than those from a year ago due to a currency conversion effect. A portion of the increase came during March 2020, when trading volumes were unusually higher due to sales of securities and bargain purchases.

Capital Markets Securities Portfolio

	Three Months Ended March 31,
	2019	2020
	(in millions of Soles)
Traded Volume
Equity Securities – Peru(1)	1,605	3,674
Fixed Income – Peru(1)	8,282	16,052
Equity Securities – Colombia(2)	4,042	3,813
Fixed Income – Colombia(2)	53,683	50,463
Equity Securities – Chile(3)	7,237	3,127
Fixed Income – Chile(3)	28,478	14,549

(1)	Peru: BVL information. Fixed income data also includes information from Datatec platform. Does not include repo operations.

(2)	Colombia: Colombia Stock Exchange information. Fixed income data also includes Banco de la Republica’s information. Does not include repo operations.

(3)	Chile: Santiago Stock Exchange information. Fixed income data includes financial intermediation operations. Equity securities include operations with investment fund shares and foreign stock. Does not include repo operations

Wealth Management

Our wealth management business experienced a first quarter with different results across countries. Compared to the three months ended March 31, 2019, revenues in the three months ended March 31, 2020 increased in both Colombia and Chile, where we are carrying out an initiative to standardize and expand an integral private banking advisory model and deploy the full value of our wealth management model (including lending, wealth and financial planning and family office). The result in Colombia was also impacted positively following the acquisition of Ultraserfinco and Ultralat at the end of 2019. However, increased revenues in Colombia and Chile were offset by a slight decrease in revenue in Peru, mainly due to lower deposit balances and lower income from the family office services.

Assets under management for private banking clients reached a total of S/48.7 billion as of March 31, 2020, a decrease of 12% compared to March 31, 2019. Most of the decrease is due to a mark-to-market effect (including currency conversion) on AUMs during the last two weeks of the first quarter of 2020, as we were able to avoid withdrawals in the context of the COVID-19 pandemic due to an important client outreach effort.

Wealth Management Assets under Management

	Three Months Ended March 31,
	2019	2020
	(in millions of Soles)
WM AuMs Peru(1)	42,837	37,146
WM AuMs Colombia(2)(3)	3,979	3,401
WM AuMs Chile(2)	8,290	8,142
Total WM AuMs	55,106	48,689
Total WM Clients(2)(3)	4,117	4,118

(1)	Includes AuMs booked in Atlantic Security Bank.

(2)	Estimated. Includes clients with net worth over U.S.$1 million.

(3)	Does not include Ultraserfinco and subsidiaries.

Other Relevant Businesses

Our trust services business, which mainly includes income from custody of securities in Peru and administration of trusts in Peru and Colombia, demonstrated positive results in the three months ended March 31, 2020 with an increase of 15% compared to the three months ended March 31, 2019.

Finally, treasury income decreased in the three months ended March 31, 2020 compared to the three months ended March 31, 2020, mainly because we realized gains from selling securities within our ALM portfolio in Atlantic Security Bank in the three months ended March 31, 2019, which gains were not repeated in 2020. In addition, revenues were also affected by the financial crisis in connection with the COVID-19 pandemic. We recorded negative foreign exchange rate results from positions in foreign currency, and the ALM portfolio in Atlantic Security Bank was negatively impacted by sovereign and corporate spreads on interest rates, leading to a deterioration in Atlantic Security Bank’s net equity

Dividend Policy and History

It is our policy to pay cash dividends each year in an amount not less than 25% of our consolidated net profits based on the last audited financial accounts. The Board of Directors takes into consideration the following when deciding to distribute dividends:

•	the availability of dividends from the Company’s subsidiaries;

•	whether the declaration and payment of dividends would cause the Company to breach any applicable laws or adversely impact the equity growth requirements of the Company or its subsidiaries;

•	financial performance of the Company;

•	general business and economic-financial conditions affecting the Company; and

•	any other factors which the Board may deem relevant.

Under Bermuda Law, any dividend may only be declared and paid if (i) the Company is able to pay its liabilities as they become due, and (ii) the realizable value of the Company’s assets would not thereby be less than its liabilities.

The Board of Directors may in its sole discretion declare and pay a dividend below 25% if any of the above mentioned conditions are not met. Subject to the foregoing, it is expected that regular dividend payments are to be made once a year within 90 calendar days of the meeting held by the Board to approve the dividend declaration. No interim dividends are to be paid. In certain years the payment of extraordinary dividends could be done if previously approved by the board of directors. This policy has been in force since fiscal year 2016, and will continue to be applicable until amended or rescinded by the Board of Directors.

The following table sets forth the net cash dividends available to Credicorp Ltd, as principal shareholder, from other group companies in 2015, 2016, 2017, 2018 and 2019, as derived from Credicorp's standalone financial statements as of and for the years ended December 31, 2019 and 2018:

	As of and for the years ended December 31,
	2015		2016		2017		2018		2019
	(Soles in millions)	(U.S. dollars in millions)(1)	(Soles in millions)	(U.S. dollars in millions)(1)	(Soles in millions)	(U.S. dollars in millions)(1)	(Soles in millions)	(U.S. dollars in millions)(1)	(Soles in millions)	(U.S. dollars in millions)(1)
BCP(2)	376	114	1,134	342	1,425	430	1,457	440	1,989	600
Pacifico	27	8	102	31	243	73	247	75	249	75
Prima AFP	135	41	164	49	169	51	131	39	131	40
ICBSA	—	—	—	—	47	14	46	14	79	24
Credicorp Capital	—	—	—	—	82	25	98	30	141	42
ASHC(3)	115	35	18	6	148	45	129	39	407	123
Others(4)	40	12	37	11	31	9	23	7	24	7
Total	694	209	1,455	439	2,146	648	2,132	643	3,020	911

Source: Credicorp and Grupo Credito Separate Financial Statements as of Years ended December 31, 2019 and 2018.

(1)	For the convenience of the reader, data as of and for the period ended December 31, 2015, 2016, 2017, 2018 and 2019 have been translated from Soles into U.S. dollars at a rate of S/3.314 to U.S.$1.00 (the exchange rate as of December 31, 2019 as published by the SBS).

(2)	Includes dividends received from BCP’s majority participation in Mibanco.

(3)	Dividends received from Treasury Shares held by ASHC are not included.

(4)	Includes direct dividends from Mibanco.

We have declared dividends in a total amount of S/2,831 million (U.S.$831 million) in the three months ended March 31, 2020. See “Item 8. Financial Information—8.A Consolidated Statements and Other Financial Information—(3) Dividend Policy” in our 2019 Form 20-F for additional information on our dividend policy and past payments of dividends.

Liquidity and Capital Resources

Regulatory Capital – BAP

	As of			% Change
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020 / December 31, 2019	March 31, 2020 / 2019
	(Soles in thousands, except percentages)
Regulatory Capital and Capital Adequacy Ratios
Capital Stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury Stocks	(207,897)	(207,839)	(209,309)	0.7%	0.7%
Capital Surplus	222,349	226,037	165,188	(26.9)%	(25.7)%
Legal and Other capital reserves(1)	19,408,876	19,437,645	21,360,272	9.9%	10.1%
Minority interest(2)	357,833	393,019	386,326	(1.7)%	8.0%
Loan loss reserves(3)	1,575,966	1,690,510	1,728,836	2.3%	9.7%
Perpetual subordinated debt	580,650	—	—	—	(100.0)%
Subordinated Debt	4,777,811	4,409,840	4,568,131	3.6%	(4.4)%
Investments in equity and subordinated debt of financial and insurance companies	(615,275)	(700,859)	(630,805)	(10.0)%	25%
Goodwill	(602,485)	(834,881)	(819,338)	(1.9)%	36.0%
Deduction for subordinated debt limit (50% of Tier I excluding deductions)(4)	—	—	—	—	—
Deduction for Tier I Limit 50% of Regulatory capital(4)	—	—	—	—	—
Total Regulatory Capital (A)	28,816,810	25,732,465	27,868,293	8.3%	3.9%
Tier I(5)	14,827,121	14,010,215	15,271,385	9.08%	3.0%
Tier II(6) plus Tier III(7)	11,989,689	11,722,249	12,596,929	7.5%	5.1%
Financial Consolidated Group (FCG) Regulatory Capital Requirement(8)	19,595,889	20,750,935	19,925,877	(4.0)%	1.7%
Insurance Consolidated Group (CG) Capital Requirements(9)	1,019,984	1,199,850	1243,035	3.6%	21.9%
FCG Capital Requirements related to operations with ICG	(216,360)	(329,262)	(503,013)	52.8%	132.5%
CG Capital Requirements related to operations with FCG	—	—	—	—	—
Total Regulatory Capital Requirements (B)	20,399,513	21,621,522	20,665,899	(4.4)%	1.3%
Regulatory Capital Ratio (A) / (B)	1.31	1.19	1.35
Required Regulatory Capital Ratio(10)	1.00	1.00	1.00

(1)	Legal and other capital reserves include restricted capital reserves (S/14,745 million) and optional capital reserves (S/6,615 million).

(2)	Minority interest includes Tier I (S/386 million).

(3)	Up to 1.25% of total Risk-Weighted Assets of Banco de Credito del Perú, Solucion Empresa Administradora Hipotecaria, Mibanco and Atlantic Security Bank.

(4)	Tier II plus Tier III cannot be more than 50% of total regulatory capital.

(5)	Tier I is equal to capital plus restricted capital reserves plus Tier I minority interest less goodwill less (0.5 x investment in equity and subordinated debt of financial and insurance companies) plus perpetual subordinated debt.

(6)	Tier II is equal to subordinated debt plus Tier II minority interest plus loan loss reserves less (0.5 x investment in equity and subordinated debt of financial and insurance companies).

(7)	Tier III is equal to Subordinated debt covering market risk only.

(8)	Includes regulatory capital requirements of the financial consolidated group.

(9)	Includes regulatory capital requirements of the insurance consolidated group.

(10)	Regulatory Capital / Total Regulatory Capital Requirements (the legal minimum is 1.00).

Total regulatory capital at Credicorp as of March 31, 2020 increased 8.3% compared to December 31, 2019 and 3.9% compared to March 31, 2020. This was driven by an increase in legal and other capital reserves and loan loss reserves, reflecting preventive measures to absorb the potential effects of variations in expectations for economic growth in Peru due to the COVID-19 pandemic. Credicorp’s regulatory capital requirement as of March 31, 2020 fell 4.4% compared to December 31, 2019 but increased 1.3% compared to March 31, 2020. SBS relaxed countercyclical capital requirements for Peruvian banks in March 2020, as a precautionary step to help banks cope with the fallout from the COVID-19 pandemic and the related economic crisis.

Credicorp’s regulatory capital ratio remained at a comfortable level as of December 31, 2019 and represented 1.35 times the capital required by the regulator in Peru as of the same date.

Regulatory Capital – BCP Stand-alone based on Peruvian GAAP

	As of			% Change
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020 / December 31, 2019	March 31, 2020 / 2019
	(Soles in thousands, except percentages)
Regulatory Capital and Capital Adequacy Ratios
Capital Stock	10,217,387	10,217,387	10,217,387	0.0%	0.0%
Legal and Other capital reserves	4,695,118	4,695,118	4,695,118	0.0%	0.0%
Accumulated earnings with capitalization agreement	-	850,000	850,000	0.0%	NA
Loan loss reserves(1)	1,284,021	1,367,259	1,383,834	1.2%	7.8%
Perpetual subordinated debt	580,650	—	—	NA	NA
Subordinated Debt	4,236,505	3,980,904	4,128,099	3.7%	(2.6)%
Investment in subsidiaries and others, net of unrealized profit and net income	(1,722,979)	(1,580,583)	(1,937,102)	22.6%	12.4%
Investment in subsidiaries and others	(1,812,955)	(1,965,037)	(2,008,802)	2.2%	10.8%
Unrealized profit and net income in subsidiaries	89,976	384,454	71,700	(81.4)%	(20.3)%
Goodwill	(122,083)	(122,083)	(122,083)	0.0%	0.0%
Total Regulatory Capital	19,168,618	19,408,002	19,215,253	(1.0)%	0.2%
Off-balance sheet	84,074,345	86,273,789	88,755,362	2.9%	5.6%
Tier I(2)	14,509,582	14,850,131	14,671,871	(1.2)%	1.1%
Tier II(3) + Tier III(4)	4,659,036	4,557,871	4,543,382	(0.3)%	(2.5)%
Common Equity Tier I	13,742,713	15,842,022	16,146,020	1.9%	17.5%
Total Risk-Weighted Assets – SBS	123,718,427	134,128,850	142,084,684	5.9%	14.8%
Credit Risk-Weighted Assets	112,023,537	122,233,929	129,331,389	5.8%	15.5%
Market Risk-Weighted Assets(5)	2,528,029	2,263,835	3,074,766	35.8%	21.6%
Operational Risk-Weighted Assets	9,166,861	9,631,086	9,678,529	0.5%	5.6%
Adjusted Risk-Weighted Assets – Basel	120,622,867	128,238,694	135,790,140	5.9%	12.6%
Total Risk-Weighted Assets	123,718,427	134,128,850	142,084,684	5.9%	14.8%
(-) RWA Intangible assets, excluding goodwill	3,491,859	6,330,168	6,802,121	7.5%	94.8%
(+) RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1	396,299	440,012	507,578	15.4%	—
(+) RWA Deferred tax assets generated as a result of past losses	—	—	—	—	—
Total capital requirement	15,765,636	16,982,136	16,346,724	(3.7)%	3.7%
Credit risk capital requirement	11,202,354	12,223,393	12,933,139	5.8%	15.5%
Market Risk-Weighted Assets(5)	252,803	226,384	307,477	35.8%	21.6%
Operational risk capital requirement	916,686	963,109	967,853	0.5%	5.6%
Additional capital requirements	3,393,794	3,569,251	2,138,255	(40.1)%	(37.0)%
Capital ratios
Tier I ratio(6)	11.73%	11.07%	10.33%
Common Equity Tier I ratio(7)	11.39%	12.35%	11.89%
BIS ratio (8)	15.49%	14.47%	13.52%
Risk-Weighted Assets / Regulatory capital(9)	6.45	6.91	7.39

(1)	Up to 1.25% of total Risk-Weighted Assets .

(2)	Tier I is equal to Capital plus Legal and other capital reserves plus Accumulated earnings with capitalization agreement plus (0.5 x Unrealized profit and net income in subsidiaries) less Goodwill less (0.5 x Investment in subsidiaries) plus Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital plus Reserves plus Accumulated earnings with capitalization agreement plus Unrealized profit and net income in subsidiaries less Goodwill).

(3)	Tier II is equal to Subordinated debt plus Loan loss reserves plus (0.5 x Unrealized profit and net income in subsidiaries) less (0.5 x Investment in subsidiaries).

(4)	Tier III is equal to Subordinated debt covering market risk only. Tier III exists since the first quarter of 2010.

(5)	It includes capital requirement to cover price and rate risk.

(6)	Tier I / Total Risk-Weighted Assets.

(7)	Common Equity Tier I is equal to Capital plus Reserves less 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) plus retained earnings plus unrealized gains.

Adjusted Risk-Weighted Assets is equal to Risk-Weighted Assets less (RWA Intangible assets, excluding goodwill, plus RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1, plus RWA Deferred tax assets generated as a result of past losses).”

(8)	Regulatory Capital / Risk-Weighted Assets (the legal minimum has been 10% since July 2011)

(9)	Since July 2012, Risk-Weighted Assets is equal to Credit Risk-Weighted Assets multiplied by 1.00 plus Capital requirement to cover market risk multiplied by 10 plus Capital requirement to cover operational risk multiplied by 10 multiplied by 1.00 (since July 2014).

As of March 31, 2020, the BIS and Tier I ratios at BCP were 13.52% and 10.33% respectively. This was attributable to an increase in RWAs as of March 31, 2020 of 5.9% compared to December 31, 2019. Furthermore, no capitalization on retained earnings was done in March at BCP, since the board of directors’ annual meeting took place in April 2020 due to government lockdown restrictions.

Total regulatory capital as of March 31, 2020 fell 1% compared to December 31, 2019, which was attributable to a full capitalization of 2019 retained earnings at the subsidiary level. Total RWAs increased due to growth in Credit RWAs (an increase of 5.8% as of March 31, 2020 compared to December 31, 2019) in line with the 5.4% growth loan balances as of March 31, 2020 compared to December 31, 2019.

Comparing March 31, 2020 to March 31, 2019 shows a decrease in the BIS Ratio and in the Tier I ratio. This was attributable to the fact that the growth posted for RWAs outpaced the expansion registered for regulatory and Tier I capital, and the capitalization decision was made in April, instead of March, in 2020.

The evolution of total RWAs when comparing March 31, 2020 to March 31, 2019 mainly reflects an increase of 15.5% in Credit RWAS and to a lesser extent, an expansion in market risk and operational RWAs. This growth primarily reflects the effect of 12.0% growth in loan balances when comparing March 31, 2020 to March 31, 2019.

Common Equity Tier I Ratio – BCP Stand-alone

(1)	Includes investments in BCP Bolivia and other subsidiaries.

Finally, the Tier I Common Equity (“CET1”) ratio, which is considered the most rigorous indicator with which to measure capitalization levels, reported a decrease of 46 basis points in the three months ended March 31, 2020 as compared to the three months ended March 31, 2019, and amounted to 11.89% at the end of the three months ended March 31, 2020. This was mainly attributable to an increase of 5.9% in adjusted RWAs in the three months ended March 31, 2020 as compared to the three months ended March 31, 2019. In a year-on-year analysis, the CET1 ratio increased 50 basis points in a context in which the Tier I Common Equity rose 17.5%, while adjusted RWAs increased 12.6%.

Deposits

	As of			% Change
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020 / December 31, 2019	March 31, 2020 / 2019
	(Soles in thousands, except percentages)
Deposits and Obligations
Demand deposits	31,695,558	34,213,188	38,746,240	13.2%	22.2%
Saving deposits	32,968,147	35,179,770	37,872,955	7.7%	14.9%
Time deposits	31,399,811	34,034,037	35,045,214	3.0%	11.6%
Severance indemnity deposits	7,074,344	7,897,199	7,204,922	(8.8)%	1.8%
Interests payable	589,397	681,191	694,214	1.9%	17.8%
Deposits and obligations	103,727,257	112,005,385	119,563,545	6.7%	15.3%

As of March 31, 2020, deposits and obligations expanded 6.7% compared to December 31, 2019. This growth over the three months ended March 31, 20120 is due to the following:

(i)	The increase in demand deposits, which represents 60% of the growth in total deposits, was primarily due to (i) an increase in volume from Wholesale Banking clients at BCP Stand-alone, who increased their demand for liquidity, and (ii) to a lesser extent, the evolution at Atlantic Security Bank as a result of the transfer of client balances to its accounts to reduce the exposure of their investment portfolios as a result of market volatility. This evolution reflects the impact of COVID-19 and a variation in the exchange rate exercising a preponderant effect on FC deposits, given that volumes in FC represent 57% of the total volume and 65% of the increase in demand deposits.

(ii)	The growth in savings deposits, which increased 7.7% compared to December 31, 2019, due to higher volumes in LC (which accounted for 67% of the increase). This expansion was due to (i) profit sharing and/or bonuses for individual persons with savings accounts at BCP Stand-alone or Mibanco in the month of March, (ii) the compulsory lockdown established by the Peruvian government since March 15, 2020 and (iii) an increase in the number of savings accounts opened through cost-efficient channels (Kiosko and Vía BCP). These channels represent 41% of total account openings (compared to 34% as of December 31, 2019).

(iii)	The increase in the volume of time deposits at (i) BCP Stand-alone after more time deposits were opened in February through Wholesale Banking (especially at Corporate Banking), after competitive rates were offered for professional funding, and (ii) BCP Bolivia, due to a strategy to capture more stable deposits in the medium term.

(iv)	The contraction in severance indemnity deposits due to (i) the measure implemented by the Ministry of Economy and Finance in March, which allowed independent workers to withdraw up to S/2,400 from their accounts to cover liquidity needs due to the impact of COVID-19, and (ii) seasonality every first quarter, where employees tend to withdraw funds after the second yearly severance payment is made in the month of November.

In the four quarters ended March 31, 2019, total deposits and obligations registered growth in all types of deposits, translating into an increase of 15.3% in the main source of funding, which was primarily due to:

(i)	A 20.0% increase in demand deposits due to growth in the volume of non-interest bearing demand deposits, which was primarily attributable to current accounts held by Corporate Banking clients at BCP Stand-alone and mainly driven by FC (representing 60% of the total increase in demand deposits).

(ii)	The growth in savings deposits due to (i) a decrease in the consumption level of individual persons through credit and debit cards due to the quarantine imposed to control the COVID-19 contagion, and (ii) the results of the campaigns to capture savings accounts, mainly through digital channels, which have registered high levels of acceptance of and use by BCP’s clients.

(iii)	An 11.6% increase in time deposits, in line with the analysis for the three months ended March 31, 2020, mainly driven by volumes in FC (representing 70% of the increase in time deposits).

Deposits: dollarization level

Dollarization Level of Deposits(1) – BAP

(1)	Quarter-end balances.

Credicorp – Deposit Dollarization measured in quarter-end balances

The dollarization level of Credicorp’s deposits remained stable in the three months ended March 31, 2020 after volumes in LC and FC increased at proportional levels, posting increases of 6.7% and 6.8%, respectively.

Growth in LC volumes was due primarily to savings deposits, demand deposits (particularly non-interest bearing deposits), and to a lesser extent, to time deposits. The expansion in FC volumes was attributable primarily to demand deposits via non-interest bearing demand deposits and to a lesser extent, to savings deposits. The increase in savings deposits was mainly attributable to accounts opened by individual persons while growth in demand deposits was associated with institutional clients in Wholesale Banking at BCP Stand-alone in both LC and FC.

The four quarters ended March 31, 2020 revealed slight growth in the dollarization level (20 basis points), which was attributable to a 15.8% growth in FC, which outpaced the increase of 14.8% growth registered in LC. The abovementioned was driven by an increase in all types of FC deposits, with the exception of severance indemnity deposits. The largest contributor to growth in FC were demand deposits (23.6%), led by non-interest bearing deposits (which represent 40% of the total increase in FC deposits) and time deposits (17.0%). In the case of LC deposits, all deposits types increased, mainly driven by savings deposits (accounting for 47% of total increase in LC deposits).

All of the abovementioned is aligned with the objective to maintain an adequate balance between assets and liabilities by currency in accordance with Credicorp’s appetite for risk.

Market share in Deposits

Market share in Peru

Source: SBS

(1)	Figures may not add due to rounding.

Peruvian Financial System: As of February 28, 2020, the subsidiaries of Credicorp in Peru, BCP and Mibanco, reported market shares of 29.9% and 2.8% respectively. Consequently, Credicorp continued to rank first in the financial system for total deposits, with a market share that was significantly higher than its closest competitor (which was a market share of 19.0%).

Comparing March 31, 2020 to March 31, 2019, BCP’s market share increased by 150 basis points. This was primarily attributable to an increase in the share of demand deposits (330 basis points). Mibanco’s market share, however, fell during the same period (to 2.7% as of March 31, 2020 compared to 2.9% as of March 31, 2019) due to a slight contraction in the market share of time deposits, which decreased by 40 basis points.

Bolivian Financial System: BCP Bolivia continued to rank fifth in the Bolivian financial system with a market share of 9.7% at the end of March 31, 2020 compared to 9.8% at the end of December 31, 2019. The market share fell by 9.9% as of March 31, 2020 compared to March 31, 2019.

Other Funding Sources

	As of			% Change
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020 / December 31, 2019	March 31, 2020 / 2019
	(Soles in thousands, except percentages)
Other funding sources
Due to banks and correspondents	7,219,120	8,841,732	9,854,630	11.5%	36.5%
BCRP instruments	4,984,192	4,381,011	5,346,373	22.0%	7.3%
Repurchase agreements	2,324,385	1,820,911	1,935,879	6.3%	(16.7)%
Bonds and notes issued	15,472,882	14,946,363	15,178,148	1.7%	(1.9)%
Total other funding sources	30,000,579	29,990,017	32,315,030	7.8%	7.7%

Other funding sources increased 7.8% compared to December 31, 2019 due to an increase in the volume of all other sources of funding. This expansion was primarily attributable to an increase in the amounts due to banks and correspondents and BCRP Instruments, which combined represented 84% of the increase of these sources of funding.

Amounts due to banks and correspondents registered an increase in the level of obligations (i) at Atlantic Security Bank, due to a single short term operation to cover liquidity measures, (ii) at BCP Stand-alone, due to new operations with foreign financial institutions, in FC, and (iii) to a lesser extent, at Mibanco, due to new debts with companies in the national financial system and with COFIDE, in LC. It is important to note that 61% of this line is denominated in FC and as such, was impacted by the upward trend in the valuation of the U.S. dollar.

Growth in BCRP Instruments was attributable to new certificates of deposits (“CDs”) agreements and an increase in regular repos at BCP Stand-alone in March, after the bank took advantage of the attractive rates offered through BCRP lending operations. BCRP’s objective was to provide short-term liquidity to companies impacted by COVID-19.

The increase in repurchase agreements was primarily attributable to new interbank repurchase agreements at BCP Bolivia and to a lesser extent, at Atlantic Security Bank, both in FC.

Bonds and issued notes registered growth after a corporate bond was issued at BCP Stand-alone in February. Growth in this line was also attributable to a variation in the exchange rate given that 75% of the total volume of this line is in FC and 100% of the increase was in FC.

Comparing March 31, 2020 to March 31, 2019, other sources of funding rose 7.8%, which was primarily attributable to an increase in amounts due to banks and correspondents, which accounted for 88% of total growth in this line.

Liquidity Risk

We manage our assets and liabilities to ensure that we have sufficient liquidity to meet our present and future financial obligations and to be able to take advantage of appropriate business opportunities as they arise. Liquidity risk represents the potential for loss as a result of limitations on our ability to adjust future cash flows to meet the needs of depositors and borrowers and to fund operations on a timely and cost-effective basis. Financial obligations arise from withdrawals of deposits, repayment on maturity of purchased funds, extensions of loans or other forms of credit, and working capital needs.

The increase in our deposit base over the years has enabled us to significantly increase our lending activity. BCP and Mibanco are subject to SBS Resolution No. 9075-2012, enacted in December 2012, which set responsibilities for liquidity management within the different committees and risk units, and by which minimum liquidity ratios were established. The ratio of liquid assets as a percentage of short-term liabilities, as strictly defined by the SBS, must exceed 8% for Soles-based transactions, and 20% for foreign exchange-based transactions. We have never defaulted on any of our debt or been forced to reschedule any of our obligations. Even during the early 1980s, when the government of Peru and many Peruvian companies and banks were forced to restructure their debt as a result of the Latin American debt crisis and government restrictions, BCP and Grupo Pacifico complied with all of their payment obligations.

See also “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources—(2) Liquidity Risk” of our 2019 Form 20-F and our unaudited condensed consolidated interim financial information as of and for the three months ended March 31, 2020 for more information.

Additional Information

See also “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources” of our 2019 Form 20-F and our unaudited condensed consolidated interim financial information as of and for the three months ended March 31, 2020 for more information.

Off-Balance Sheet Arrangements

We record various contractual obligations as liabilities in our financial statements. We do not recognize other contractual arrangements, such as off-balance-sheet exposures, as liabilities in our financial statements. These other contractual arrangements are required to be registered in off-balance-sheet accounts. We enter into these off-balance-sheet arrangements in the ordinary course of business to provide support to our clients and to hedge risks in our statement of financial position, including through use of guarantees, letters of credit, derivatives and swaps.

The following table reflects our off-balance sheet arrangements as of December 31, 2019 and March 31, 2020:

	As of December 31, 2019	As of March 31, 2020
	(in thousands of Soles)
Off-balance-sheet exposure
Guarantees and stand-by letters	18,894,456	18,138,220
Import and export letters of credit	2,186,579	2,288,182
Sub Total	21,081,035	20,426,402

Responsibilities under credit line agreements(1)	75,615,563	79,706,040

Derivatives (notional amount)
Forwards	27,422,634	27,928,979
Currency swaps	8,177,179	9,219,526
Options	1,565,083	1,564,752
Interest rate swaps	31,052,559	27,861,637
Cross currency swaps	1,221,030	1,280,127
Cross currency swaps and interest rate swaps	265,120	274,960
Futures	16,901	17,185
Sub Total	69,720,506	68,147,166
Total	166,417,104	168,279,608

(1)	Lines of credit include consumer loans and other consumer loan facilities (credit card receivables) granted to customers and are cancelable upon related notice to the customer.

In the normal course of their business, our banking subsidiaries are parties to transactions with off-balance-sheet risk. These transactions expose them to additional credit risks relative to amounts recognized in the consolidated statements of financial position.

Credit risk for off-balance sheet financial instruments is defined as the possibility of sustaining a loss because any other party to a financial instrument fails to perform in accordance with the terms of the contract. The exposures to losses are represented by the contractual amount specified in the related contracts. We apply the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments (see Note 21(a) to our interim unaudited financial statements), including the requirement to obtain collateral when necessary. The collateral held varies, but may include deposits in financial institutions, securities or other assets. Many of the contingent transactions are expected to expire without any performance being required. Therefore, the total committed amounts do not necessarily represent future cash requirements.

Credicorp has currency-forwards derivatives. Currency-forwards are commitments to buy or sell currency at a future date at a contracted price. Risk arises from the possibility that the counterparty to the transaction will not perform as agreed and from the changes in the prices of the underlying currencies. As of March 31, 2020 and December 31, 2019, the nominal amounts for forward currency purchase and sale agreements, which in general have maturities of less than one year, were approximately S/27,929.0 million and S/27,422.6 million, respectively.

These agreements are entered into to satisfy client requirements and are recognized in the Consolidated Financial Statements at their fair value. As of March 31, 2020 and December 31, 2019, the forward contracts net position was an over-bought of U.S. dollars of approximately S/7,334.1 million and S/8,327.3 million, respectively.

Credicorp’s swap contracts include interest rate and currency swap contracts, as well as cross-currency swap contracts. Interest rate and currency swap contracts are derivatives contracts, where counterparties exchange variable interest rates for fixed interest rates or different currencies, respectively, in the terms and conditions established at the contract inception. The risk arises each time the projected level of the variable rate during the term of the contract is higher than the swap rate, as well as from non-compliance with contractual terms by one of the parties. As of March 31, 2020, the notional amount of open interest rate and currency swap contracts was approximately S/37,081.2 million, compared to approximately S/39,229.7 million as of December 31, 2019, see note 13(b) to our interim unaudited financial statements.

Cross-currency swap contracts involve the exchange of interest payments based on two different currency principal balances and referenced interest rates. They generally also include the exchange of principal amounts at the start and end of the contract. As of March 31, 2020, the notional amount of cross-currency swap contracts was approximately S/1,555.1 million compared to approximately S/1,486.2 million as of December 31, 2019. See note 13(b) to our interim unaudited financial statements.

As of March 31, 2020, the fair values of the asset and liability forward-exchange contracts, options, futures and interest rate and cross-currency swaps amounted to approximately S/1,790.8 million and S/1,751.7 million, respectively (compared to approximately S/1,092.1 million and S/1,040.3 million as of December 31, 2019) and are included under the caption “Other assets and other liabilities” of the consolidated statements of financial position, respectively, see note 13(b) to our interim unaudited financial statements.

Commitments and Contractual Obligations

We enter into various commitments and contractual obligations which we recognize on our statement of financial position that may require future cash payments. The following table summarizes our commitments and contractual obligations by remaining maturity as of March 31, 2020.

		Payments Due by Period
	Total as of March 31, 2020	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(in thousands of Soles)
Borrowed funds	6,704,514	6,135,154	260,886	89,986	218,488
Promotional credit lines	3,056,167	282,999	535,386	514,247	1,723,535
Interbank funds	—	—	—	—	—
Time deposits	33,954,557	24,436,910	6,004,161	795,182	2,718,304
Bonds and notes issued	15,054,611	2,065,679	1,250,591	4,959,838	6,778,503
Operating lease obligations(1)	1,031,631	128,621	228,269	206,528	468,213
Total(2)	59,801,480	33,049,363	8,279,293	6,565,781	11,907,043

(1)	Demand deposits, saving deposits and severance indemnity deposits do not have a specific maturity date because they are required on demand and therefore are excluded from this table.

(2)	The balance does not include accrued interest as of March 31, 2020 (which is not significant with respect to the item “Interest and similar expense”); except for lease liabilities that includes future interest payments.

Borrowed funds obtained include the obligation to comply with certain covenants which, in our management’s opinion, are being complied with as of the consolidated statement of financial position dates. Some international funds and promotional credit lines include standard covenants related to compliance with financial ratios, use of funds and other administrative matters. In our management’s opinion, these covenants do not limit our operations and we have fully complied with them as of the consolidated statement of financial position dates. Our deposits and obligations are widely diversified and have no significant concentrations.

Trend Information

We expect Peru’s GDP to experience a contraction due to the current global spread of COVID-19. The measures implemented to contain the COVID-19 contagion, both locally and abroad, have had disruptive effects on economic activity. Since March 15, 2020, President Vizcarra has taken swift and stringent action to control the COVID-19 pandemic through a countrywide lockdown, initially set for 15 days, which has been extended various times, and is currently in place until June 30, 2020. This has impacted several indicators, such as electricity demand and public investment. Our estimates suggest that the economy is operating at 40%-45% of its capacity during the lockdown. A package of measures to mitigate and stimulate the economy have been implemented for an equivalent of approximately 20% of GDP. These measures are designed to provide economic support for households and companies, access to private savings (pension funds, CTS, etc.) for individuals, injections of liquidity into the economy through Government-backed guarantees via the Reactiva Peru program and FAE program, tax alleviation and public spending measures, as well as other economic stimulus measures yet to be announced. For further detail about the COVID-19 risk related to the economy, please refer to “Item 3.D. Risk Factors—(12) Our business and results of operations could continue to be negatively impacted by the COVID-19 outbreak or other public health crises beyond our control” in our 2019 Form 20-F.

At Credicorp, we are managing the impact of COVID-19 by tailoring responses by asset type and client segments. In terms of our investment portfolio, around 90% is comprised of fixed income investments (U.S. Treasuries, global and sovereign bonds, and Peruvian Certificated Deposits), as such, most value changes do not materially impact our results (as such fixed-income investments continue to provide the same level of payments regardless of market value), but do directly affect our equity because of changes in the value of the portfolio. In terms of our loan portfolio, the most highly exposed economic sectors include retail, vehicle, real estate (residential), poultry, airlines, tourism, microfinance, transportation and restaurants. From a client segmentation perspective, we consider Microfinance clients, SME Retail clients and part of our Wholesale clients to be the most exposed.

In order to help our clients through these difficult times, Credicorp has offered debt extensions, installment-freezing solutions and cost-free services, as well as zero-interest-rate financings, which, according to IFRS 9, may generate impairments in the short term. As a complementary measure for business clients, we are participating in the “Reactiva Peru” program, where BCP has been awarded a significant share of the amount auctioned.

The drivers that will impact Credicorp’s results throughout 2020 will be the macroeconomic environment, the special interest-free and cost-free solutions offered to clients and a marked decline in business activity during the lockdown, all of which will impact our sources of income. Additionally, the use of IFRS 9 will result in a significantly higher amount of provisions, since we are using judgement and adjusting our approach to determining expected losses in different circumstances, based on reasonable and supportable information. In line with the IFRS 9 methodology, forward looking COVID-19 provisions are estimated based on a macroeconomic perspective. Given that macroeconomic projections continue to worsen significantly, materially higher provisions than those already accounted for could be recorded in the future. Finally, in order to manage expenses, we are taking measures to optimize operating costs and to re-prioritize strategic projects.

In terms of our liquidity and capital management, Credicorp operates through strict risk management standards. For management decisions, Credicorp relies on liquidity coverage ratios of 15, 30 and 60 days, in line with Basel III. In the context of the COVID-19 pandemic, as measured through the first quarter of 2020, Credicorp has maintained its high quality liquid assets. As of the first quarter of 2020, each subsidiary maintains capital levels well above statutory requirements. In addition, Credicorp reduced dividends from all subsidiaries to strengthen the capital base of its operating units. For more detail about liquidity and regulatory capital, please see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources” in our 2019 Form 20-F and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

In terms of relationships with clients, Credicorp clients have been able to rely on the strong relationships we have built over several years and have benefited from our digital network. During the lockdown period, in the three months ended March 31, 2020, loans and deposits have increased materially. Wholesale clients increased their short-term funding needs and part of the fresh liquidity obtained by the aforementioned segment has been maintained at the bank as demand deposits.

With respect to retail banking, the first quarter of 2020 has also been an opportunity for our clients to benefit from our digital channels. Yape welcomed more than 500,000 new users from January to April this year. As of April 2020, the monthly amount transacted through this app had grown almost four-fold compared to April 2019. Moreover, our BCP Stand-alone digital channels have registered a material gain in their share of our distribution network due to an uptick in use during lockdown.

As a result of the above and due to the adoption of certain measures listed below, since the adoption of governmental measures to control the COVID-19 pandemic, there has been an increase in our provisions, and as a result our net income for the current period may be adversely impacted.

Some of the measures that Credicorp adopted in order to provide relief and assistance to its customers and the general population, include:

•	the donation of S/100 million through BCP Stand-alone and S/10 million through Mibanco to help families in need, with the “Yo me sumo” program;

•	the reimbursement by Pacifico of 50% of car premiums in April and May to Individual clients which where up to date in their payments;

•	the donation by Pacifico of S/5 million through life insurance to health services professionals, police and the Peruvian army;

•	the negative effect of Prima AFP’s fee income by the exemption of contributions to the pension fund system in April, and the measures decreed by the government and congress that allow affiliates to withdraw a portion of the pension funds; and

•	an increase in the operating expenses of our lines of business as a result of measures taken to protect the health of employees and clients, and to ensure business continuity.

We are aware of the level of uncertainty we are facing, and as such, the need to adapt our businesses and organization in a changing environment. In this context, we are reviewing our strategic initiatives on a constant basis and adjusting them to each line of business:

Universal banking will focus on:

•	engaging with customers to understand their financial needs post COVID-19;

•	implementing the “Reactiva Peru” program;

•	adjusting risk management measures and designing medium-term restructuring initiatives;

•	re-starting sales capabilities coupled with dynamic pricing, and accelerating customer digital adoption; and

•	rethinking and implementing the new operating model.

Microfinance will focus on:

•	engaging with customers, assessing new needs and risks and executing refinancing initiatives;

•	implementing the FAE program;

•	accelerating the path to the hybrid decision making model, leveraging the use of data and analytics;

•	redefining the new remote operating model; and

•	finalizing the Bancompartir merger by the third quarter of 2020.

Insurance and pensions will focus on:

•	re-starting the Insurance sales force, coupled with digital capabilities;

•	adjusting Pacifico’s new operating model;

•	managing the liquidity and profitability of the Pension investment portfolio in the context of expected withdrawals; and

•	actively participating in pension system reform.

Investment banking and wealth management will focus on:

•	developing business opportunities in Wealth Management and Asset Management by offering a diversified portfolio;

•	developing the Corporate Finance pipeline;

•	improving efficiency by re-prioritizing operating expenses and investments;

•	defining support functions and technological platforms to improve the customer experience and enable future growth; and

•	finalizing the integration of Ultraserfinco in the first half of 2020.

Finally, on a consolidated level, Credicorp has launched a project to develop a strategy aimed at integrating ESG more deeply and consistently into business planning and activities. Additionally, to take advantage of the new opportunities, we will accelerate select specific initiatives at Krealo.

Selected Statistical and Other Information

Interest-Earning Assets

As of March 31 2020, our interest earning assets had grown 4.7% compared to December 31, 2019. Growth in interest earning assets was mainly attributable to an increase in loan and investment balances. The comparison to March 31, 2019, which eliminates the effects of seasonality on loans, reflects an increase of 11.7% in interest earning assets, which was primarily driven by growth in loans, and to a lesser extent, by an increase in available funds and investments. As of March 31 2020, loans, our most profitable asset, registered growth in average daily balances of 1.0% compared to December 31, 2019 and 7.8% compared to March 31, 2019. This growth was mainly attributable to the increase in loans at BCP, primarily in the retail banking portfolio.

	As of			% Change
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020 / December 31, 2019	March 31, 2020 / 2019
Interest earning assets	(Soles in thousands)
Cash and due from banks	14,816,077	19,671,684	19,162,140	(2.6)%	29.3%
Interbank funds	288,093	137,722	376,289	173.2%	30.6%
Total investments	34,960,529	33,530,531	36,816,653	9.8%	5.3%
Cash collateral, reverse repurchase agreements and securities borrowing	4,026,447	4,288,524	4,424,345	3.2%	9.9%
Financial assets designated at fair value through profit or loss	576,618	620,544	559,321	(9.9)%	(3.0)%
Total loans(1)	108,350,384	115,609,679	120,708,515	4.4%	11.4%
Total interest earning assets	163,018,148	173,858,684	182,047,263	4.7%	11.7%

(1)	Balances as of period end.

	As of			% Change
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020 / December 31, 2019	March 31, 2020 / 2019
	(Soles in thousands)
Fair value through profit or loss investments	4,136,148	3,850,762	4,185,638	8.7%	1.2%
Fair value through other comprehensive income investments	27,184,560	26,202,723	28,374,836	8.3%	4.4%
Amortized cost investments	3,639,821	3,477,046	4,241,713	22.0%	16.6%
Total investments	34,960,529	33,530,531	36,816,563	9.8%	5.3%

Evolution of Interest Earning Assets

Total loans

Total loans as of March 31, 2020 increased 4.4% compared to December 31, 2019. Growth in total loans is mainly attributable to the translation effect on the FC portfolio, which was driven by a 3.7% appreciation of the U.S. Dollar. Excluding the FC translation effect, total loans increased 2.9% in real terms. As of March 31, 2020, FC loans represented 40.1% of total loans. Quarterly growth in the total loan portfolio was mainly attributable to shifts in loan balances at BCP Stand-alone, which posted mixed results:

(i)	The largest increase in the portfolio was driven by wholesale banking, which registered double-digit growth (a 10.5% increase in growth as of March 31, 2020 compared to December 31, 2019). This was primarily attributable to the translation effect caused by the appreciation of the U.S. dollar.

(ii)	The retail banking portfolio remained stable, with growth in loans in the mortgage, consumer and business segments, which was offset by decreases in loan balances in the credit card and SME-Pyme segments. The decreases in credit card and SME-Pyme balances are subject to a degree of seasonality in the first quarter of every year, when loan balances decrease in comparison to balances in the final few months of the preceding year, which generally increase due to retail spend and SME-Pyme spending (and consequently higher lending balances) driven by the Christmas holiday and year-end sales campaigns.

Comparing March 31, 2020 to March 31, 2019, loans increased 11.4% (9.9% excluding the translation effect for exchange rate variation). This growth was attributable to expansion across all segments in 2020, which was attributable, in order of magnitude, to the following:

(i)	growth in the wholesale banking portfolio, led by corporate banking, which was primarily attributable to an increase in loan disbursements for medium and long-term loans in LC and to financing for working capital in both LC and FC;

(ii)	growth in retail banking loans, led by the mortgage segment and followed by the consumer, SME Business, SME-Pyme and credit card segments;

(iii)	expansion in Mibanco’s portfolio (a 5.3% increase as of March 31, 2020 compared to March 31, 2019) and BCP Bolivia (a 4.3% increase as of March 31, 2020 compared to March 31, 2019).

Investments

Total investments increased 5.3% and 9.8% as of March 31, 2020 compared to March 31, 2019 and December 31, 2019, respectively. Expansion was driven by growth in the fair value through other comprehensive income portfolio (formerly characterized as investments available for sale) at BCP Stand-alone, which was driven by purchases of low risk assets in the context of attractive prices due to the adverse market conditions arising in connection with the COVID-19 pandemic, which caused a significant decline in prices of financial assets across the globe that generated investment opportunities.

Other IEA

As of March 31, 2020, available funds decreased 2.6% compared to December 31, 2019, after a reduction was registered in FC funds, which were transferred to other profitable assets when the BCRP freed up reserves to inject liquidity into the financial system in an effort to mitigate the economic impact arising from government measures taken to stem the spread of disease in connection with the COVID-19 pandemic. Comparing March 31, 2020 to 2019, available funds increased 29.3%, driven by an increase in FC funds held in BCRP and, to a lesser extent, by an increase in FC balances held in foreign banks.

Credicorp Loans

Loan evolution by business segment

The table below shows the breakdown of loans by subsidiary and business segment measured in average daily balances. These balances provide the most complete picture of how interest on loans, which constitutes Credicorp’s primary source of income, has evolved. Additionally, average daily balances reflect trends or variations to a different degree than quarter-end balances which may include pre-payments or loans made at the end of the quarter. In comparative terms, these payments, affect average daily balances less than quarter-end balances and as such, the former provide a more balanced picture of the growth of our loan portfolio.

As of March 31, 2020, average daily balances increased 1.0% compared to December 31, 2019 due to an increase in the balances of consumer, mortgage and corporate banking loans within BCP, and growth in Mibanco. This growth was partially offset by a decrease in SME-Business and middle market banking loans within BCP. Comparing March 31, 2020 to 2019, growth in average daily loan balances was 7.8%, driven by growth in the mortgage, consumer and SME-Pyme segments in retail banking and the corporate banking segment in wholesale banking. The growth in loan balances was concentrated mainly in local currency.

Loan Evolution Measured in Average Daily Balances by Segment(1)

	Total Loans			% Change		% of Total Loans
	As of March 31, 2019	As of December 31, 2019	As of March 31, 2020	March 31, 2020 / December 31, 2019	March 31, 2020 / 2019	As of March 31, 2019	As of December 31, 2019	As of March 31, 2020
	(Soles in millions, except percentages)
BCP	88,020	94,390	95,083	0.7%	8.0%	81.9%	82.3%	82.1%
Wholesale Banking	45,299	47,446	47,658	0.4%	5.2%	42.2%	41.4%	41.2%
Corporate	27,670	28,860	29,146	1.0%	5.3%	25.7%	25.2%	25.2%
Middle – Market	17,629	18,586	18,511	(0.4)%	5.0%	16.4%	16.2%	16.0%
Retail Banking	42,720	46,944	47,425	1.0%	11.0%	39.8%	41.0%	40.9%
SME – Business	5,258	5,806	5,456	(6.0)%	3.8%	4.9%	5.1%	4.7%
SME – Pyme	9,413	10,194	10,330	1.3%	9.7%	8.8%	8.9%	8.9%
Mortgage	15,100	16,590	16,905	1.9%	12.0%	14.1%	14.5%	14.6%
Consumer	7,645	8,659	8,984	3.8%	17.5%	7.1%	7.6%	7.8%
Credit card	5,305	5,695	5,750	1.0%	8.4%	4.9%	5.0%	5.0%
Mibanco	9,910	10,310	10,629	3.1%	7.3%	9.2%	9.0%	9.2%
Bolivia	7,096	7,563	7,686	1.6%	8.3%	6.6%	6.6%	6.6%
Atlantic Security Bank	2,442	2,368	2,415	2.0%	(1.1)%	2.3%	2.1%	2.1%
BAP’s total loans	107,468	114,631	115,813	1.0%	7.8%	100.0%	100.0%	100.0%

For consolidation purposes, loans generated in FC are converted to LC.

(1)	Includes work out unit, and other banking.

Loan Growth in Average Daily Balances
Expressed in millions of S/

Increase of 1.0% in the Three Months Ended March 31, 2020

During the three months ended March 31, 2020, growth in average daily balances by business segment reflected mixed results due to economic conditions arising as a result of the COVID-19 pandemic and by a seasonal effect that caused downward pressure on loan growth:

(i)	In the retail banking portfolio, the consumer and mortgage segments recorded strong growth, followed by SME-Pyme and credit cards. This growth was offset by a decrease in average daily balances in the SME-Business due to the seasonal effect experienced in this part of the year due to less active lending to small and medium-sized businesses in the beginning of the year in comparison to the final months of each year in connection with increased business spending during the Christmas holiday seasons and year-end sales campaigns.

(ii)	Growth in the microfinance portfolio, and, to a lesser extent, expansion in loans at BCP Bolivia.

(iii)	Within the wholesale banking portfolio, growth in corporate banking was attributable to an appreciation in the U.S. dollar given that FC loans account for 58% of total wholesale banking loans. The contraction in the middle market loan portfolio was even greater in real terms due to the translation effect given that 54% of all middle market loans are in FC.

Loan Growth in Average Daily Balances
Expressed in millions of S/

Increase of 7.8% in the four quarters ended March 31, 2020

The analysis of our growth by segment in the four quarters ended March 31, 2020, measured in average daily balances, reveals:

(i)	Growth in retail banking, led by expansion in the mortgage segment (an increase of S/1,806 million, or 12.0%), which continued the upward trend in line with recent quarters. Record growth for this segment was registered throughout 2019, fueled by favorable economic conditions and Mivivienda loans.

(ii)	Other significant variations, which were registered in the consumer segment (an increase of S/1,339 million, or 17.5%), SME-Pyme (an increase of S/917 million, or 9.7%) and credit cards (an increase of S/444 million, or 8.4%) within retail banking and in corporate banking (an increase of S/1,476 million, or 5.3%) and middle market banking (an increase of S/883 million, or 5.0%) within wholesale banking. Excluding the translation effect for foreign currency loans, Corporate Banking and Middle Market Banking would have grown 3.5% (S/971 million) and 3.3% (S/585 million), respectively, if we exclude the effect of year-over-year U.S. dollar appreciation of 3.6% in the four quarters ended March 31, 2020.

(iii)	Growth in Mibanco loans of 7.3%, which reflects the bank’s strategy to grow its portfolio and remain focused on financial inclusion (that is, attracting new clients to the financial system) while meeting the needs of existing clients, many of whom face adversity due to the global spread of COVID-19. The economic impact of the COVID-19 pandemic has been particularly acute for microbusinesses.

(iv)	Growth of 8.3% in loans at BCP Bolivia. This growth was primarily attributable to expansion in the retail portfolio, which was led by the mortgage segment followed by the consumer segment. Wholesale banking also contributed to growth to a lesser extent. Expansion in the wholesale banking portfolio was led by middle market banking, followed by corporate banking.

Growth in the Level of Dollarization by Segment

Loan Growth by Currency - Average Daily Balances(1)

	Domestic Currency Loans				Foreign Currency Loans				% Part. by Currency
	Soles in millions				U.S.$ in millions				Three Months Ended March 31, 2020
	As of March 31, 2019	As of December 31, 2019	As of March 31, 2020	March 31, 2020 / December 31, 2019	March 31, 2020 / 2019	As of March 31, 2019	As of December 31, 2019	As of March 31, 2020	March 31, 2020 / December 31, 2019	March 31, 2020 / 2019	LC	FC
	(Soles in millions, except percentages)						(U.S. Dollars in millions, except percentages)
BCP Stand-alone	54,956	60,870	60,854	0.0%	10.7%	9,963	10,000	10,009	0.1%	0.5%	64.0%	36.0%
Wholesale Banking	19,753	21,614	20,733	(4.1)%	5.0%	7,698	7,707	7,873	2.2%	2.3%	43.5%	56.5%
Corporate	11,551	12,854	12,186	(5.2)%	5.5%	4,857	4,775	4,959	3.9%	2.1%	41.8%	58.2%
Middle-Market	8,202	8,760	8,546	(2.4)%	4.2%	2,841	2,931	2,914	(0.6)%	2.6%	46.2%	53.8%
Retail Banking	35,203	39,257	40,122	2.2%	14.0%	2,265	2,293	2,136	(6.9)%	(5.7)%	84.6%	15.4%
SME – Business	2,490	2,695	2,624	(2.6)%	5.4%	834	928	828	(10.8)%	(0.7)%	48.1%	51.9%
SME – Pyme	9,161	9,982	10,104	1.2%	10.3%	76	63	66	4.2%	(13.3)%	97.8%	2.2%
Mortgage	12,477	14,249	14,698	3.1%	17.8%	790	698	646	(7.5)%	(18.3)%	86.9%	13.1%
Consumer	6,478	7,465	7,763	4.0%	19.9%	352	356	357	0.2%	1.5%	86.4%	13.6%
Credit Card	4,598	4,865	4,932	1.4%	7.2%	213	248	239	(3.4)%	12.3%	85.8%	14.2%
Mibanco	9,364	9,785	10,064	2.9%	7.5%	164	157	165	5.4%	0.4%	94.7%	5.3%
Bolivia	—	—	—	—	—	2,139	2,256	2,247	(0.4)%	5.1%	—	100.0%
Atlantic Security Bank	—	—	—	—	—	736	706	706	0.0%	(4.0)%	—	100.0%
Total loans	64,320	70,655	70,919	0.4%	10.3%	13,002	13,119	13,127	0.1%	1.0%	61.2%	38.8%

(1)	Includes Work out unit, and other banking.

For the three months ended March 31, 2020, LC loan growth was led by the retail banking segment and Mibanco, offset in part by decreases in the wholesale banking portfolio. The corporate banking segment contributed to growth in the FC loan portfolio, offset in part by decreases in the SME-Business and mortgage segments within retail banking.

For the four quarters ended March 31, 2020, the wholesale banking and retail banking segments and Mibanco contributed to growth in the LC portfolio. Within the FC portfolio, wholesale banking and BCP Bolivia were the primary contributors to growth, offset in part by a decrease in balances in FC loans in the mortgage segment.

Twelve Months Ended March 31, 2020 Growth of the Level of Dollarization by Segment(1)(2)(3)

(1)	Average daily balances.

(2)	The FC share of Credicorp’s loan portfolio is calculated including BCP Bolivia and Atlantic Security Bank, however the chart shows only the loan books of BCP Stand-alone and Mibanco.

(3)	The year with the historic maximum level of dollarization for Wholesale Banking was 2012, for Mibanco was 2016 and for the rest of segments was 2009.

At BCP, the level of loans denominated in U.S. dollars fell to 36% as of March 31, 2020. Dollarization continued a downward trend across segments, led by the mortgage segment, which decreased from 17% as of March 31, 2019 to 13% as of March 31, 2020. This decrease was due to a high percentage of mortgage loans that were disbursed in FC and also reflects compliance with the dollarization targets set by the BCRP.

As shown by the chart below, the share of the loan portfolio that is highly exposed to foreign currency exchange risk on credit risk remains relatively low.

BCRP De-Dollarization plan at BCP Stand-alone

At the end of 2014, the BCRP established a program to reduce the dollarization level of the total loan portfolio throughout the Peruvian banking system. As part of this program, the BCRP set certain targets to reduce loan balances denominated in U.S. dollars progressively by the end of each of June 2015, December 2015, December 2016, December 2017, December 2018 and December 2019. However, for the remainder of 2020, the BCRP has suspended the requirement for additional reserves for FC loans and consequently suspended the reduction targets for loan balances in FC. This change in position by the BCRP was driven by the need to bolster liquidity in the financial system to mitigate the economic impact of the COVID-19 pandemic.

Market Share in Loans

Market Share in Peru(1)

(1)	Market shares are different than previously reported because they now include non-performing loans in the sample.

Peruvian Financial System

At the end of February 2020, BCP continued to lead the Peruvian financial market with a market share of 28.8%, with the next closest competitor registering a market share of 17.7%. Mibanco’s market share of the total financial system was 3.2%, which was similar to its market share positions as of December 31, 2019 and March 31, 2019.

Within wholesale banking, the corporate banking segment registered an advance of 40 basis points in its market share compared to its market share as of December 31, 2019. The middle market banking segment’s market share held steady at 35.9%. In the four quarters ended March 31, 2020, the corporate banking segment registered a 40 basis point decline in its market share while the middle market banking segment reported a 50 basis point increase in its market share. These BCP segments continue to lead their respective markets.

As of March 31, 2020, in retail banking, BCP continued to lead the market in the mortgage segment (a zero basis point increase compared to December 31, 2019 and a 60 basis point increase compared to March 31, 2019) and in the SME-Business segment (a 120 basis points decrease compared to December 31, 2019 and 310 basis points increase compared to March 31, 2019). In the consumer and credit card segments, BCP ranked second in both markets.

In the SME-Pyme segment, Mibanco continued to lead with a market share of 21.9%, which was greater than the market share of 21.7% registered as of December 31, 2019, but lower than the 22.4% market share reported as of March 31, 2019 due to a highly competitive market for microlending in 2019. BCP continued to rank second in the microlending segment with a market share of 11.6%.

Bolivian Financial System

Finally, BCP Bolivia’s market share remained at the levels recorded in the last quarter of 2019 and for the previous year. BCP Bolivia continues to rank fifth in the Bolivian financial system with a market share of 9.4%.

Funding Sources

As of March 31, 2020, total funding increased 7.0% in comparison to December 31, 2019 and 13.6% in comparison to March 31, 2019. Growth was primarily attributable to an increase in deposits and obligations, which each recorded increases in their share of total funding. These increases were driven mainly by growth in the volume of demand deposits, primarily non-interest bearing, and savings deposits, which constitute lowest-cost sources of funding. Within other sources of funding, the highest growth was seen in due to banks and correspondents. As of March 31, 2020, the funding mix and the rate effect contributed to a contraction in Credicorp’s funding cost of 17 basis points compared to December 31, 2019 and a 25 basis points decrease compared to March 31, 2019.

	As of			% Change
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020 / December 31, 2019	March 31, 2020 / 2019
	(Soles in thousands, except percentages)
Demand deposits	31,695,558	34,213,188	38,746,240	13.2%	22.2%
Saving deposits	32,968,147	35,179,770	37,872,955	7.7%	14.9%
Time deposits	31,399,811	34,034,037	35,045,214	3.0%	11.6%
Severance indemnity deposits	7,074,344	7,897,199	7,204,922	(8.8)%	1.8%
Interest payable	589,397	681,191	694,214	1.9%	17.8%
Deposits and obligations	103,727,257	112,005,385	119,563,545	6.7%	15.3%
Due to banks and correspondents	7,219,120	8,841,732	9,854,630	11.5%	36.5%
BCRP instruments	4,984,192	4,381,011	5,346,373	22.0%	7.3%
Repurchase agreements	2,324,385	1,820,911	1,935,879	6.3%	(16.7)%
Bonds and notes issued	15,472,882	14,946,363	15,178,148	1.7%	(1.9)%
Total funding	133,727,836	141,995,402	151,878,575	7.0%	13.6%

Funding Structure

Evolution of Funding Structure and Cost – BAP
(S/ billions)

The chart showing the evolution of our funding structure and cost is calculated using period-end balances. In general, the funding structure reflects:

(i)	The on-going growth in deposits, our main source of funding, which implies lower costs compared to other funding sources. Deposits as a share of total funding increased to 78.7% as of March 31, 2020 compared to 77.6% as of March 31, 2019. This growth was due to an increase in the volume of all types of deposits, which reflects expansion of 15.3% in the four quarters ended March 31, 2020.

(ii)	Within the deposit mix, demand deposits and savings deposits showed significant growth as of March 31, 2020, increasing their share of total deposits to 64.1% as compared to 62.0% as of December 31, 2019 and 62.3% as of March 31, 2019. Both deposit types offer the lowest costs within the mix of deposits.

(iii)	Expansion of 7.8% compared to each of December 31, 2019 and March 31, 2019 in other funding sources, which was mainly attributable to an increase in the volume of due to banks and correspondents (an 11.5% increase compared to December 31, 2019 and a 36.5% increase compared to March 31, 2019) and BCRP instruments (a 22.0% increase compared to December 31, 2019 and a 7.3% increase compared to March 31, 2019), as explained in more detail under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Other Sources of Funding.”

Deposits and Other Funding Sources

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Deposits” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Other Sources of Funding.”

Loan / Deposit (L/D)

Loan / Deposit Ratio by Subsidiary

Comparing March 31, 2020 to March 31, 2019, the L/D ratio at Credicorp fell 101.0%. This was due to the fact that growth in deposits (6.7%) outpaced the growth in loans (4.4%).

At the subsidiary level for BCP, the L/D ratio followed a similar trend, with a decrease in BCP’s L/D ratio to 102.8% as of March 31, 2020 compared to 105.1% as of December 31, 2019 due to the growth in deposit volume (7.8%) outpacing the growth in loans (5.4%). This was driven by an increase in the level of demand deposits and savings deposits. Mibanco’s L/D ratio increased during the three months ended March 31, 2020 primarily due to a 2.2% decrease in deposits.

Comparing March 31, 2020 to March 31, 2019, the L/D ratio at Credicorp and its subsidiaries reflects the same dynamics as the periods ending March 31, 2020 and December 31, 2019. At the Credicorp level, on-going growth in deposits exceeded growth in loans (15.3% and 11.4%, respectively).

Loan / Deposit Ratio by Currency

Local Currency

Foreign Currency

Comparing March 31, 2020 to December 31, 2019 by currency, the L/D ratio in LC at Credicorp decreased in line with higher growth in LC deposits, mainly driven by demand deposits and savings deposits through BCP. The L/D ratio in FC at Credicorp increased 100 basis points comparing March 31, 2020 to December 31, 2019 after the increase in loans (8.2%) outpaced the growth in deposits (6.8%). This change was driven primarily by loan growth in FC (9.9%) at BCP that exceeded the growth in FC deposits (8.2%) at BCP.

Comparing March 31, 2020 to December 31, 2019, the L/D ratio in LC and FC fell after the increase in deposits in both currencies outpaced the growth in loans in both currencies.

Funding Cost

Funding Cost – Credicorp(1)

(1)	The funding cost by currency is calculated with the average of period-beginning and period-ending balances.

Funding cost at Credicorp decreased as of March 31, 2020 compared to December 31, 2019 and March 31, 2019. The decrease in funding costs as of March 31, 2020 compared to December 31, 2019 was attributable to:

(i)	A decrease in the funding cost in FC of 18 basis points, which was due primarily to a decrease in interest expenses on bonds and issued notes, which accounted for 80% of the total decrease in FC expenses, due primarily to BCP’s liability management at lower rates at the end of 2019.

(ii)	A decrease in the total funding cost of 17 basis points, which was primarily attributable to a decrease in expenses for all sources of funding as international rates continued to follow a downward trend. In addition, the total funding mix has improved due to an increase in the volume of low-cost sources of funding, such as deposits.

(iii)	A decrease in the funding cost in LC of 14 basis points, which was due primarily to an increase in the total volume of funding in LC, which increased 6.6%, while interest expenses decreased by 0.1% due to lower expenses from due to banks and correspondents.

There was a 25 basis point decrease in the total funding cost as of March 31, 2020 compared to March 31, 2019, primarily attributable to:

(i)	A more favorable deposit mix given that lower-cost deposits, such as demand deposits and savings deposits, posted the highest growth (22.2% and 14.9%, respectively), as well as a favorable currency mix, where growth in FC deposits outpaced growth in LC deposits.

(ii)	The recomposition of the funding structure, where deposits gained an increase in their share of total funding (going from 77.6% as of March 31, 2019 to 78.7% as of March 31, 2020), representing 87% of the total increase in funding.

(iii)	A decrease in interest rates nationally and internationally, which led to a decrease in the funding cost of all funding sources.

The funding cost by subsidiary is depicted in the chart below:

Funding Cost by Subsidiary – Credicorp

(i)	The funding cost at BCP followed the same trend as the funding cost at Credicorp, which reflected a decrease when comparing March 31, 2020 to March 31, 2019 that was primarily attributable to (i) the funding mix, which was composed of a higher volume of deposits (which represent 85% of the increase in funding), (ii) an improvement in the deposit mix where demand deposits and savings deposits registered the most significant increases (which represent 92% of the increase in total deposits), and (iii) the effect of lower interest rates, due to high exposure to lower international interest rates, considering that 50% of funding is in FC. The funding cost has remained relatively stable year-to-year, at 2.09% in 2017, 1.99% in 2018 and 2.10% in 2019.

(ii)	The funding cost at Mibanco decreased considerably when comparing March 31, 2020 to March 31, 2019. When comparing March 31, 2020 to December 31, 2019, interest expenses decreased due to a decrease in leasing expenses. When comparing March 31, 2020 to March 31, 2019, the decrease was attributable to a decrease in financial expenses for (i) bonds and issued notes, which reported a decrease in volume (63%), and (ii) deposits (to a lesser extent), due to a decrease in the level of the most expensive deposits, such as time deposits (3%), which were replaced by retail savings deposits. Between 2017 and 2018, the cost of funding decreased by 75 basis points due to an improved funding structure, with an increase in deposits. Between 2018 and 2019, the cost of funding remained relatively stable, reaching 4.26% in 2019.

(iii)	When comparing March 31, 2020 to March 31, 2019, the funding cost increased due to the effect of both the volume and mix, where time deposits had the greatest increase. BCP Bolivia’s funding cost has increased each year in the past three years, from 2.40% in 2017, to 2.96% in 2018 and 3.10% in 2019.

Portfolio Quality and Provisions for Loan Losses

The cost of risk at Credicorp increased significantly when comparing March 31, 2020 to December 31, 2019 and when comparing March 31, 2020 to March 31, 2019, primarily in connection with expectations that Peru and the region will enter a recession and a decrease in the debt service capacity of certain clients due to the economic impact of the COVID-19 pandemic. Consequently, we have made significant increases in provisions for loan losses for all segments at each subsidiary. We expect that the total impact will be felt throughout the year. In terms of portfolio quality ratios, the non-performing loan (“NPL”) ratio deteriorated due to a degree of deterioration in the SME-Pyme and credit card segments. The impact on the NPL ratio has been addressed to a certain extent by certain measures taken by the Peruvian government, and Credicorp, to mitigate the negative effects of the COVID-19 pandemic on the economy, and Credicorp’s clients, respectively. In this context, the coverage ratio for NPL loans rose from 109.7% as of March 31, 2019 to 126.1% in as of March 31, 2020.

Quarterly Evolution of the Cost of Risk (Basis Points)

(1)	Includes BCP Bolivia, Encumbra, Bancompartir, Atlantic Security Bank and eliminations for consolidation purposes.

Provisions for loan losses

	For the Three Months Ended			% Change
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020 / December 31, 2019	March 31, 2020 / 2019
	(Soles in thousands, except percentages)
Gross provision for credit losses on loan portfolio	(453,285)	(568,727)	(1,388,711)	144.2%	206.4%
Recoveries of written-off loans	70,074	57,067	47,230	(17.2)%	(32.6)%
Provision for credit losses on loan portfolio,net of recoveries	(383,211)	(511,660)	(1,341,481)	162.2%	250.1%

Net provisions for loan losses after recoveries increased significantly when comparing March 31, 2020 to March 31, 2019 and when comparing March 31, 2020 to December 31, 2019, in line with expectations of a recession in Peru and the region and with the reduction in the debt service capacity of certain clients due to the economic effects of the COVID-19 pandemic. Credicorp and the government have taken different measures in an effort to mitigate the deterioration in clients’ capacity to pay, and the economy, respectively. Credicorp has offered its clients the following measures:

(i)	BCP has offered its retail banking clients the opportunity to reschedule repayments on their loans for 30 or 90 days without incurring fees for overdue amounts and interest on principal.

(ii)	Mibanco has also offered loan extensions to certain clients with a grace period of up to 6 months, which includes a waiver of interest on principal.

(iii)	In April, both BCP and Mibanco have granted clients the option to postpone payments in April and May without incurring additional interest.

These benefits have been granted without affecting our clients’ risk ratings.

These actions served to ameliorate, to a certain extent, the provisions we made for credit losses on our loan portfolio, net of recoveries. However, a number of factors could not be offset and will continue to affect the lending portfolio throughout the year, including:

(i)	Changes in macroeconomic expectations due to the COVID-19 pandemic, with expectations for a recession in the Peruvian economy causing a negative impact in the framework of expected losses. Moreover, loan loss provisions may increase if economic expectations continue to deteriorate.

(ii)	Portfolio deterioration, where a number of clients have been affected by a stoppage in their operations or sales due to lockdowns ordered by the government in connection with the COVID-19 pandemic. This has been reflected primarily in the retail segment at BCP Stand-alone, and was particularly marked in the SME-Pyme, credit card, consumer and mortgage segments.

We believe the impact of COVID-19 on the middle-market and SME-Business portfolios will be mitigated in part by the Reactiva Peru loan program offered by the Peruvian government. Through this program, eligible companies will receive loans backed by government guarantees with coverage rates between 80%-98%. Additionally, through the Enterprise Support Fund (“FAE”) we will be able to provide loans to the SME-Pyme segment and Mibanco, where loans will be backed by government guarantees for 90%-98% of the total amount.

Finally, provisions at BCP Stand-alone increased on top of provisions related to COVID-19, mainly attributable to the deterioration in the SME-Pyme segment, in revolving loans in particular, and to a lesser extent, attributable to deterioration in the credit card segment, which reflected excess lending in the financial system.

Cost of risk

	For the Three Months Ended			% Change
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020 / December 31, 2019	March 31, 2020 / 2019
Cost of risk and Provisions	(Soles in thousands, except percentages)
Cost of risk(1)	1.41%	1.77%	4.45%	268 bps	304 bps
Provision for credit losses on loan portfolio, net of recoveries/Net interest income	17.4%	21.6%	56.4%	3,480 bps	3,890 bps

(1)	Annualized Provision for credit losses on loan portfolio, net of recoveries / Total loans.

Due to the factors described above, Credicorp’s cost of risk increased 268 basis points when comparing the three months ended March 31, 2020 to three months ended December 31, 2019 and 304 basis points when comparing the three months ended March 31, 2020 to three months ended March 31, 2019.

Portfolio Quality: Delinquency Ratios

	As of			% Change
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020 / December 31, 2019	March 31, 2020 / 2019
Portfolio quality and Delinquency ratios	(Soles in thousands, except percentages)
Total loans (Quarter(end balance)	108,350,384	115,609,679	120,708,515	4.4%	11.4%
Allowance for loan losses	4,862,801	5,123,962	5,931,772	17.0%	22.0%
Write-offs	433,231	509,571	519,866	2.0%	20.0%
Internal overdue loans (IOLs)(1)	3,153,187	3,297,791	3,579,504	8.5%	13.5%
Internal overdue loans over 90-days(1)	2,263,777	2,479,940	2,239,789	(9.7)%	(1.1)%
Refinanced loans	1,278,459	1,182,798	1,125,394	(4.9)%	(12.0)%
Non(performing loans (NPLs)(2)	4,431,646	4,480,589	4,704,898	5.0%	6.2%
IOL ratio	2.91%	2.85%	2.97%	12 bps	6 bps
IOL over 90(days ratio(3)	2.09%	2.15%	1.86%	(29) bps	(23) bps
NPL ratio	4.09%	3.88%	3.90%	2 bps	(19) bps
Coverage ratio of IOLs	154.2%	155.4%	165.7%	1,034 bps	1,150 bps
Coverage ratio of IOL 90-days	214.8%	204.5%	264.8%	6,030 bps	5,000 bps
Coverage ratio of NPLs	109.7%	114.4%	126.1%	1,170 bps	1,640 bps

(1)	Includes overdue loans and loans under legal collection (quarter-end balances).

(2)	Non-performing loans include internal overdue loans and refinanced loans (quarter-end balances).

In terms of portfolio delinquency, it is important to note:

(i)	The delinquency level of our loan portfolio was not impacted by the economic consequences of the COVID-19 pandemic as of March 31, 2019, primarily due to Credicorp’s quick action to offer clients debt repayment plans or a freeze on debt payments.

(ii)	The total internal overdue loans (“IOL”) portfolio increased 8.5% when comparing March 31, 2020 to December 31, 2019 and 13.5% when comparing March 31, 2020 to March 31, 2019, mainly in the retail banking business, in particular in the SME-business segment after a small number of clients experienced a deterioration in their debt service capacity. These loans have been correctly provisioned but cannot be written off given that they have guarantees. Additionally, the SME-PYME segment registered an increase in IOLs, which was primarily attributable to a deterioration in revolving loans during the quarter.

(iii)	The NPL portfolio increased 5.0% when comparing March 31, 2020 to December 31, 2019 and 6.2% when comparing March 31, 2020 to March 31, 2019. This increase was lower than the increase recorded in the IOL portfolio due to a 4.9% decrease when comparing March 31, 2020 to December 31, 2019 and 12.0% when comparing March 31, 2020 to March 31, 2019, in the refinanced portfolio. When comparing March 31, 2020 to December 31, 2019, the reduction was mainly attributable to the retail banking segment. When comparing March 31, 2020 to March 31, 2019, the result was driven by amortizations of refinanced loans for the construction sector in wholesale banking during the last quarter, which offset the increase in NPL loans in the SME-Pyme and credit card segments.

Due to the factors described above, our delinquency ratios deteriorated when comparing March 31, 2020 to December 31, 2019. When comparing March 31, 2020 to March 31, 2019, however, the NPL ratio improved by 19 basis points after loans increased 11.4%, offsetting the increase registered in the IOL portfolio.

Our coverage ratios improved when comparing March 31, 2020 to December 31, 2019 and when comparing March 31, 2020 to March 31, 2019, in line with an increase in provisions due to the economic consequences of the COVID-19 pandemic, which offset growth in the IOL and NPL portfolios.

Other factors that impact an analysis of our delinquency indicators include that:

(i)	Traditional delinquency ratios (IOL and NPL ratios) continue to be distorted by the presence of loans with real estate collateral (commercial and residential properties). This means that a significant portion of loans that are more than 150 days past due cannot be written-off (despite the fact that provisions have been made) given that a judicial process must be initiated to liquidate the collateral, which takes five years on average.

(ii)	In the second half of every year, loans are more dynamic, particularly in the SME-Pyme and Mibanco segments given that the main sales campaigns (Christmas and year-end campaigns) for clients in these segments are held in the second half of the year and these short-term loans are paid off in the first half of the following year.

Delinquency Ratios

(1)	Adjusted NPL ratio is equal to (Non-performing loans plus Write-offs) / (Total loans plus Write-offs).

(2)	Cost of risk is equal to Annualized provisions for loan losses net of recoveries / Total loans.

Delinquency Indicators by Business Line

Wholesale Banking – Delinquency Ratios

(i)	The IOL ratio increased slightly when comparing March 31, 2020 to December 31, 2019 and when comparing March 31, 2020 to March 31, 2019 after certain clients in the middle-market segment experienced a deterioration in their debt service capacity, which was offset in part by loan growth. The NPL ratio registered an improvement when comparing March 31, 2020 to March 31, 2019, in line with the amortization of refinanced loans, primarily in the construction sector, over the three months ended March 31, 2020.

SME-Business – Delinquency Ratios

(ii)	The IOL and NPL ratios increased when comparing March 31, 2020 to December 31, 2019 and when comparing March 31, 2020 to March 31, 2019, which was primarily due to the deterioration in the debt service capacity of certain clients. All of these loans are fully provisioned but are nonetheless covered by guarantees, which means they cannot be written off and subsequently removed from the IOL portfolio. Notwithstanding increases in the IOL and NPL ratios, this business segment maintains credit quality indicators that are within the risk appetite established by Credicorp. Our objective is to maximize the portfolio’s profitability by striking an adequate balance between risk and growth.

SME - Pyme – Delinquency Ratios

(iii)	In the SME-Pyme loan portfolio, the early delinquency ratio is an important metric, as it excludes loans that are overdue less than 60 days (volatile loans whose percentage of recovery is very high) and those overdue more than 150 days (loans that have been provisioned but which cannot be written off due to the existence of real estate collateral, such as commercial properties, that take five years on average to liquidate).

Traditional delinquency ratios increased when comparing March 31, 2020 to December 31, 2019 and March 31, 2020 to March 31, 2019, which was mainly attributable to a decrease in loan balances and, to a lesser extent, to the deterioration seen since 2019 in revolving and long-term loans. Early delinquency also increased, which was primarily due to a deterioration in revolving loans.

Mortgage – Delinquency Ratios

(iv)	Delinquency ratios in the mortgage segment are affected by the existence of real estate collateral, which results in a protracted recovery process (around 5 years) and as such, impedes the bank’s capacity to write off loans even if wholly provisioned.

Traditional delinquency ratios increased when comparing March 31, 2020 to December 31, 2019, which was mainly driven by an increase in Mivivienda loans in 2019 and in the three months ended March 31, 2019, which constitute riskier loans than the traditional mortgage portfolio. Comparing March 31, 2020 to March 31, 2019, the delinquency ratio improved, primarily due to loan growth.

The early delinquency ratio, which excludes the effect of loans that are more than 150 days past due, also increased when comparing March 31, 2020 to December 31, 2019 and March 31, 2020 to March 31, 2019, which was due primarily to an increase in loans through Mivivienda.

Consumer – Delinquency Ratios

(v)	The IOL ratio increased when comparing March 31, 2020 to December 31, 2019 and March 31, 2020 to March 31, 2019, primarily due to deterioration in the debt service capacity of over-indebted clients in the financial system, which affected clients who are current and those with refinanced loans. The NPL ratio decreased when comparing March 31, 2020 to December 31, 2019 and March 31, 2020 to March 31, 2019, as loan growth offset growth in the NPL portfolio.

The early delinquency ratio increased when comparing March 31, 2020 to December 31, 2019 and March 31, 2020 to March 31, 2019, in line with the deterioration in the debt service capacity of over-indebted clients in the financial system.

Credit Card – Delinquency Ratios

(vi)	The credit card segment registered an increase in its delinquency ratios when comparing March 31, 2020 to December 31, 2019 and March 31, 2020 to March 31, 2019. This increase began in 2019 and coincides with an increase in per capita indebtedness in the Peruvian financial system.

Mibanco – Delinquency Ratios

(vii)	The IOL and NPL ratios remained stable when comparing March 31, 2020 to December 31, 2019, given that loan growth offset growth in the IOL portfolio. When comparing March 31, 2020 to March 31, 2019, the IOL portfolio increased, in line with a decrease in loans written off in 2019. The NPL ratio, on the other hand, fell due to improved measures for new loan acceptances since the beginning of 2019, which has led to a decrease in refinanced loans.

The cost of risk increased significantly when comparing March 31, 2020 to December 31, 2019 and March 31, 2020 to March 31, 2019, which reflects the impact of the economic effects of the COVID-19 pandemic on the loan portfolios as described under “—Net provisions for loan losses.”

BCP Bolivia – Delinquency Ratios

(viii)	Delinquency ratios for BCP Bolivia deteriorated when comparing March 31, 2020 to December 31, 2019, which was driven by deterioration in the SME-Pyme segment due to political unrest in the country since the third quarter of 2019. The IOL and NPL portfolios improved when comparing March 31, 2020 to March 31, 2019 after certain overdue loans were written off in 2019.

The cost of risk deteriorated when comparing March 31, 2020 to December 31, 2019 and March 31, 2020 to March 31, 2019, which was mainly attributable to provisions that were set aside in the context of the COVID-19 pandemic, which has generated a change in macroeconomic expectations for Bolivia and in the debt service capacity of BCP Bolivia’s clients.

Net Interest Income (“NII”)

In the three months ended March 31, 2020, NII, the main component of income, increased 0.6% and 8.3% compared to the three months ended December 31, 2019 and the three months ended March 31, 2019, respectively, while average interest-earning assets increased 3.2% and 9.1% compared to the three months ended December 31, 2019 and the three months ended March 31, 2019, respectively. This led to a decrease of 14 basis points when comparing the three months ended March 31, 2020 and December 31, 2019, and a decrease of four basis points when comparing the three months ended March 31, 2020 and 2019. The increase in NII was primarily attributable to a more favorable funding structure, which led to a decrease in interest expenses as of March 31, 2020 of 2.9% and 2.5% compared to the three months ended December 31, 2019 and the three months ended March 31, 2019, respectively, and offset the contraction in interest income comparing the same periods. The decrease in interest income was insufficient to offset growth in average interest-earning assets. Risk-adjusted net interest margin (“NIM”) as of March 31, 2010 contracted 197 basis points and 212 basis points compared to the three months ended December 31, 2019 and the three months ended March 31, 2019, respectively, due primarily to an increase in the cost of risk due to a change in expectations for economic growth in Peru in the framework of the COVID-19 pandemic and the measures enacted by the Peruvian government to slow the advance of the novel coronavirus.

	For the Three Months Ended			% Change
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020 / December 31, 2019		March 31, 2020 / 2019
Net interest income	(Soles in thousands, except percentages)
Interest income	3,001,674	3,172,695	3,163,609	(0.3)%		5.4%
Interest on loans	2,562,286	2,768,468	2,770,351	0.1%		8.1%
Dividends on investments	9,667	3,764	7,879	109.3%		(18.5)%
Interest on deposits with banks	86,699	68,813	49,113	(28.6)%		(43.4)%
Interest on securities	332,788	311,414	322,734	3.6%		(3.0)%
Other interest income	10,234	20,236	13,532	(33.1)%		32.2%
Interest expense	804,506	807,869	784,309	(2.9)%		(2.5)%
Interest on deposits	353,834	367,257	364,107	(0.9%		2.9%
Interest on borrowed funds	145,303	141,552	137,126	(3.1)%		(5.6)%
Interest on bonds and subordinated notes	226,498	209,238	198,114	(5.3)%		(12.5)%
Other interest expense	78,871	89,822	84,962	(5.4)%		7.7%
Net interest income	2,197,168	2,364,826	2,379,300	0.6%		8.3%
Risk-adjusted Net interest income	1,813,957	1,853,166	1,037,819	(44.0)%		(42.8)%
Average interest earning assets	168,438,416	172,401,758	177,952,973	3.2%		9.1%
Net interest margin(1)	5.22%	5.49%	5.35%	(14)	bps	(4)	bps
NIM on loans(1)	7.38%	7.85%	7.61%	(24)	bps	23	bps
Risk-adjusted Net interest margin(1)	4.31%	4.30%	2.33%	(197)	bps	(212)	bps
Net provisions for loan losses / Net interest income(1)	17.44%	21.64%	56.38%	3,474	bps	3,894	bps

(1)	Annualized.

Interest Income

Interest Income - LC	Interest Income – FC
(S/ millions)	(S/ millions)

Comparing the three months ended March 31, 2020 and December 31, 2019, the 0.3% decrease in interest income was primarily attributable to a decrease of 28.6% in interest on deposits in other banks in connection with a decrease in international interest. This decrease was also associated, to a lesser extent, with the release of FC reserves, which led to a decrease in the balance of available funds in FC of 3.5% and to a decrease in the rate of return on legal reserves in FC. As a result, interest income on deposits in other banks in FC decreased 31.1%.

Comparing the three months ended March 31, 2020 and 2019, interest income on loans remained mostly stable (increasing 0.1%). This result was attributable to a 0.9% decrease in interest income on LC loans, which was offset by a 3.4% increase in interest income on FC loans.

Comparing the three months ended March 31, 2020 and 2019, interest income increased 5.4%, which outpaced the increase shown in the three months ended December 31, 2019. Growth in interest income was mainly attributable to an increase in interest on loans (8.1%). This expansion was attributable to:

(i)	The volume effect, due to an acceleration in the growth of average daily balances in all segments with the exception of Atlantic Security Bank, which translated into growth of 8.0% in total loans. This increase was mainly driven by retail banking, with an increase of 11.0% in average daily loan balances comparing the three months ended March 31, 2020 and 2019.

(ii)	The mix by segment given that retail banking represented 40.8% of total loans in three months ended March 31, 2020 compared to 39.8% in three months ended March 31, 2019.

(iii)	A favorable currency mix, given that growth in average daily balances was primarily attributable to loan expansion of 10.7% in LC loans when comparing the three months ended March 31, 2020 and 2019.

The increases described above were partially offset by a decrease in income from deposits in other banks due to a decrease in local and international interest. In addition, the BCRP’s release of legal reserves in LC and FC to inject liquidity to combat the economic consequences of COVID-19 reduced the balances of deposits in others banks.

Interest Expenses

Interest Expenses – LC	Interest Expenses – FC
(S/ millions)	(S/ millions)

Comparing the three months ended March 31, 2020 and December 31, 2019, interest expenses decreased 2.9%, due primarily to a decrease in interest on bonds and subordinated notes and, to a lesser extent, to the decrease in interest on loans.

The 5.3% reduction in expenses for bonds and subordinated notes was the result of BCP’s liability management in the third and fourth quarters of 2019. In 2019, BCP issued bonds in LC and FC at very favorable rates which, coupled with expirations and calls for bonds, extended the tenure of BCP’s debt and reduced funding rates.

The decrease of 3.1% in interest expense on loans was attributable to a decrease in interest rates nationally and internationally. Interest payments in LC decreased 3.8%, and payments in FC decreased 1.8%.

Comparing the three months ended March 31, 2020 and 2019, interest expense decreased 2.5%. This was primarily attributable to a decrease in interest expenses on bonds and subordinated notes and also attributable to a decrease in interest expense on loans, which offset an increase in expenses on deposits.

Interest expense on bonds and subordinated notes fell 12.5%, after BCP implemented a debt restructuring strategy in the last two quarters of 2019. This strategy was divided into two phases. During the first phase, BCP carried out a liability management transaction for corporate bonds issued by BCP, in both LC and FC. In the second phase, BCP redeemed a perpetual subordinated debt. As a consequence of these actions, BCP increased the tenor of its debt and reduced interest rates.

Interest expenses on borrowed funds decreased 5.6% in connection with the decrease in interest rates in the international market, which primarily impacted interest on borrowed funds in FC, which fell 22.5% compared to March 31, 2019.

The decrease in interest expense was offset in part by a 2.9% increase in interest on deposits. This increase was mainly driven by an 11.6% increase in the volume of the most expensive deposits, time deposits.

Net Interest Margin (NIM) and Risk-Adjusted NIM

Credicorp’s NIM and Risk-Adjusted NIM(1)

(1)	Starting in the first quarter of 2017, we exclude derivatives from the NII result. For comparative purposes, figures starting from the first quarter of 2016 have been recalculated with the new methodology

NIM decreased when comparing the three months ended March 31, 2020 and December 31, 2019 and when comparing the three months ended March 31, 2020 and 2019. This decrease was attributable to:

(i)	The increase in average interest-earning assets of 3.2% and 9.1% with regard to the three months ended March 31, 2020 and December 31, 2019, respectively.

(ii)	Slower growth in net interest income, despite lower interest expenses, which was primarily attributable to an improvement in the funding structure, where deposits now account for a larger share of the funding structure.

Risk-adjusted NIM as of March 31, 2020 fell 197 basis points compared to the three months ended December 31, 2019 and fell 212 basis points compared to the three months ended March 31, 2019, which was attributable to an increase in provisions after expectations for economic growth in Peru decreased due to the COVID-19 pandemic and the government’s decision to restrict movement in the country to slow the virus’s spread.

NIM on loans as of March 31, 2020 decreased 24 basis points compared to the three months ended December 31, 2019. This decrease was attributable to a decrease in market interest rates in three months ended March 31, 2020 in both LC and FC. This decrease was attributable to government initiatives taken in an effort to stimulate economic activity in the context of the COVID-19 pandemic. When comparing the three months ended March 31, 2020 to the corresponding period of 2019, the NIM on loans increased after new pricing strategies were implemented in retail banking and at Mibanco to cover higher risks assumed in 2019.

NIM on loans(1)

(1)	NIM on loans is calculated as follows:

The table below contains the interest margins at each of Credicorp’s subsidiaries.

NIM Breakdown	BCP Stand-alone	Mibanco	BCP Bolivia	Credicorp(1)
Year ended December 31, 2017	4.50%	15.71%	4.31%	5.29%
Year ended December 31, 2018	4.53%	15.64%	3.69%	5.28%
Year ended December 31, 2019	4.81%	14.89%	3.61%	5.40%
Three Months ended March 31, 2019	4.74%	14.70%	3.52%	5.39%
Three Months ended March 31, 2020	4.70%	15.16%	3.60%	5.35%

NIM: Annualized Net interest income / Average period end and period beginning interest earning assets.

(1)	Credicorp also includes Credicorp Capital, Prima, Grupo Credito and Eliminations for consolidation purposes.

When comparing the three months ended March 31, 2020 to the corresponding period of 2019 at the Credicorp level, NIM decreased in line with a decrease in BCP’s NIM, which represents 68% of Credicorp’s consolidated net interest income. This decrease was weighted heavily on Credicorp’s consolidated results and was not offset by the improvement in Mibanco’s NIM.

BCP Stand-alone’s NIM deteriorated four basis points when comparing the three months ended March 31, 2020 to the corresponding period of 2019. The reduction in the margin was driven by lower market rates. This mainly affected the wholesale banking business, which is more sensitive to interest rate movements. BCP Stand-alone’s NIM increased 28 basis points from 4.53% to 4.81% between 2018 and 2019, while between 2017 and 2018 NIM increased by three basis points from 4.50% in 2017. The greater growth from 2018 to 2019 is explained by the increase in retail banking loans, which have higher margins.

Mibanco’s NIM, which represents 20% of our net interest income, increased 46 basis points when comparing the three months ended March 31, 2020 to the corresponding period of 2019 after a new pricing strategy was implemented. The new pricing strategy and other measures allowed for an improvement in disbursement rates during the quarter. In contrast, annual growth has been affected by increased competition in the microfinance market. This caused Mibanco’s NIM to decrease from 15.71% in 2017 to 15.64% in 2018 and to decrease further to 14.89% in 2019.

The following table shows the net risk-adjusted margins for each of Credicorp’s main subsidiaries.

Risk Adjusted NIM Breakdown	BCP Stand-alone	Mibanco	BCP Bolivia	Credicorp(1)
Year ended December 31, 2017	3.38%	12.29%	3.33%	4.12%
Year ended December 31, 2018	3.69%	12.20%	3.07%	4.33%
Year ended December 31, 2019	3.75%	11.59%	2.96%	4.30%
Three Months ended March 31, 2019	3.86%	11.86%	2.86%	4.45%
Three Months ended March 31, 2020	1.45%	9.54%	2.11%	2.33%

Risk-Adjusted NIM: (Annualized Net interest income less annualized provisions) / Average period end and period beginning interest earning assets.

(1)	Credicorp also includes Credicorp Capital, Prima, Grupo Credito and Eliminations for consolidation purposes.

Credicorp reported a significant deterioration in the risk-adjusted NIM of 212 basis points when comparing the three months ended March 31, 2020 to the corresponding period of 2019, which reflects deterioration at the main subsidiaries after the cost of risk rose following the change in expectations for economic growth as a consequence of the effects of the COVID-19 pandemic. This caused BCP’s risk-adjusted NIM to decrease 241 basis points when comparing the three months ended March 31, 2020 to the corresponding period of 2019. Mibanco’s risk-adjusted NIM decreased 254 basis points when comparing the three months ended March 31, 2020 to the corresponding period of 2019. BCP Stand-alone’s risk adjusted NIM has increased every year since 2017, going from 3.38% to 3.69% in 2018 and 3.75% in 2019. The lower rate of increase between 2018 and 2019 is due to the strategy to enter into segments that bring higher margins, but have higher associated risks. In contrast, Mibanco’s risk adjusted NIM has deteriorated year-over-year as a consequence of increased market competition, which has led to a decrease of 9 bps between 2017 and 2018 and a decrease of 61 bps between 2018 and 2019.

The share of loans within total earning assets is calculated by dividing the average of the beginning and closing balances of total loans for the reporting period, by the average of the beginning and closing balances of the interest earning assets for the reporting period.

Non-Financial Income

In the three months ended March 31, 2020, non-financial income decreased compared to the three months ended December 31, 2019 and the three months ended March 31, 2019. This was primarily attributable to losses on net gain on securities, which stemmed from recent volatility in global financial markets due to the economic crisis related to the COVID-19 pandemic. Impacts were seen in proprietary investment portfolios, mainly at Prima AFP, Credicorp and BCP Stand-alone. The main components of non-financial income, fee income and net gain on foreign exchange transactions registered a decrease in income after transactional activity decreased due to the quarantine imposed by the Peruvian government in mid-March.

	For the Three Months Ended			% Change
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020 / December 31, 2019	March 31, 2020 / 2019
	(Soles in thousands, except percentages)
Non-Financial Income
Fee income	782,922	847,206	760,329	(10.3)%	(2.9)%
Net gain on foreign exchange transactions	178,423	193,528	166,983	(13.7)%	(6.4)%
Net gain on securities	113,545	102,011	(120,633)	(218.3)%	(206.2)%
Net gain from associates(1)	14,786	22,738	19,225	(15.4)%	30.0%
Net gain on derivatives held for trading	(2,434)	7,043	35,430	403.1%	(1,555.6)%
Net gain from exchange differences	13,490	17,957	(21,240)	(218.3)%	(257.4)%
Other non-financial income	75,605	74,713	117,770	57.6%	55.8%
Total non-financial income, net	1,176,337	1,265,196	957,864	(24.3)%	(18.6)%

(1)	Includes gains on other investments, mainly made up of the profit of Banmedica.

	For the Three Months Ended			% Change
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020 / December 31, 2019	March 31, 2020 / 2019
	(Soles in thousands, except percentages)
(+) EPS contribution (50%)	8,918	17,262	17,186	(0.4)%	92.7%
(-) Private health insurance deduction (50%)	(2,736)	(9,806)	(6,430)	(34.4)%	135.0%
(=) Net gain from association with Banmedica	6,182	7,456	10,756	44.3%	74.0%

Comparing the three months ended March 31, 2020 to the three months ended December 31, 2019, non-financial income decreased 24.3% due to:

(i)	A decrease in the net gain on securities, due to (i) Prima AFP, which posted a decrease in the profitability of its legal reserves after withdrawals from its funds amid increased market volatility, (ii) losses on proprietary investment portfolios at Credicorp Capital, which registered negative results in its trading portfolio related to mark-to-market funds, and (iii) BCP, due to realized losses after the sale of sovereign bonds. These decreases were driven by market volatility and a decline in asset values due to the impact of the COVID-19 pandemic. Finally, the decrease when comparing the three months ended March 31, 2020 to the three months ended December 31, 2019 was attributable to non-recurring positive results in the three months ended December 31, 2019 after positions were sold in the fair value through other comprehensive investments, recorded in the results of Credicorp Capital and Atlantic Security Bank.

(ii)	A decrease in fee income, (i) in line with seasonality in the first quarter of every year, in connection with the usual decrease in operations for banking services in comparison to those at the end of the year, mainly at BCP Stand-alone, and to a lesser extent, at Mibanco, and (ii) due to a decrease in the income reported by Credicorp Capital for the corporate finance business due to an unfavorable environment for executing transactions. For more information, see “—Fee income.”

(iii)	A decrease in net gain from exchange differences, due to the loss reported for the exchange differences relative to IFRS 16, mainly in the month of January at BCP, and to a lesser extent, at Mibanco.

(iv)	A decrease in net gain on foreign exchange transactions, due to lower volumes generated through wholesale banking and retail banking clients at BCP, mainly in March.

The abovementioned was offset in part by:

(i)	An increase in other non-financial income due to (i) BCP, for the sale of a portfolio of loans under legal collection proceedings in February 2020, and (ii) Mibanco, due to the sale of a property (building on Aramburu) in March 2020.

(ii)	An increase in net gain on speculative derivatives after advance executions of derivatives associated with structured products in the asset management business line at Credicorp Capital.

Comparing the three months ended March 31, 2020 to the corresponding period of 2019, non-financial income decreased 18.6% due to:

(i)	Losses on the net gain on securities mainly at Prima AFP and Credicorp Capital, due to the market effects of the COVID-19 pandemic as described above. Losses were also attributable to an extraordinary result in the three months ended March 31, 2019, which was generated by favorable financial market conditions in 2019 manifested through Credicorp Capital, Prima AFP and Atlantic Security Bank.

(ii)	The negative result for the net gain from exchange differences, which was attributable to the market effects of the COVID-19 pandemic as described above.

(iii)	A decrease in fee income, which was attributable to (i) the facilities and fees exemptions extended to our clients in the framework of the economic crisis resulting from the COVID-19 pandemic, (ii) the decrease in consumption and service volumes due to the obligatory quarantine imposed by the Peruvian government in mid-March, and (iii) the decrease in transactional activity in the banking businesses at BCP Stand-alone and Mibanco, as described below under “—Fee Income”.

These decreases were partially offset by increases in other non-financial income and the net gain on speculative derivatives for the reasons described above.

Fee Income

By Subsidiary

The chart below shows the contribution of each of Credicorp’s subsidiaries to growth in Credicorp’s fee income in the three months ended March 31, 2020.

Evolution of Fee Income by Subsidiary, Three Months Ended March 31, 2020
Compared to the Three Months Ended December 31, 2019 (S/ Million)

*	Others include Encumbra, Bancompartir, Grupo Pacifico and eliminations for consolidation purposes.

The chart below shows the annual evolution of fee income by subsidiary:

Evolution of Fee Income by Subsidiary, Three Months Ended March 31, 2020
Compared to the Corresponding Period of 2019 (S/ Million)

*	Others include Encumbra, Bancompartir, Grupo Pacifico and eliminations for consolidation purposes.

Fee Income in the Banking Business

The following table shows a breakdown of the main components of fee income in the banking business for each of the periods presented:

Composition of Fee Income in the Banking Business

	For the Three Months Ended			% Change
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020 / December 31, 2019	March 31, 2020 / 2019
	(Soles in thousands, except percentages)
Fee Income
Miscellaneous accounts(1)	177,517	186,506	164,963	(11.6)%	(7.1)%
Credit cards(2)	69,499	72,051	60,435	(16.1)%	(13.0)%
Drafts and transfers	60,232	71,547	61,846	(13.6)%	2.7%
Personal loans(2)	23,590	28,125	28,352	0.8%	20.2%
SME loans(2)	18,565	18,452	18,808	1.9%	1.3%
Insurance(2)	22,210	25,776	25,179	(2.3)%	13.4%
Mortgage loans(2)	9,428	10,678	9,402	(12.0)%	(0.3)%
Off-balance sheet(3)	47,302	48,215	50,093	3.9%	5.9%
Payments and collections(3)	103,763	109,311	101,283	(7.3)%	(2.4)%
Commercial loans(3)	22,423	24,391	17,978	(26.3)%	(19.8)%
Foreign trade(3)	14,948	13,516	11,576	(14.4)%	(22.6)%
Corporate finance and mutual funds	15,028	18,690	16,673	(10.8)%	10.9%
Atlantic Security Bank	10,271	11,550	8,412	(27.2)%	(18.1)%
Others(4)	69,836	79,916	62,067	(22.3)%	(11.1)%
Total fee income	664,612	718,725	637,067	(11.4)%	(4.1)%

Source: BCP

(1)	Saving accounts, current accounts, debit card and master account.

(2)	Mainly Retail fees.

(3)	Mainly Wholesale fees.

(4)	Includes fees from BCP Bolivia, Mibanco, network usage and other services to third parties, among others.

Total fee income increased by 5.64% between 2019 and 2018, from S/2,615,461 to S/2,763,232. This is less than the growth of 6.55% reached between 2017 and 2018 (total fee income was S/2,454,573 in 2017). Comparing the three months ended March 31, 2020 to the three months ended December 31, 2019, fee income in the banking business decreased 11.4%. The line items that registered the most significant decreases included:

(i)	Miscellaneous accounts, mainly for (a) debit cards, due to the reduction in fees for card replacement and a decrease in cash withdrawals, and to a lesser extent, due to (b) savings accounts and (c) current accounts, for which fees generated for account maintenance decreased;

(ii)	Others, mainly at Mibanco, which represents 90% of the decrease due to a decrease in income from obligatory insurance and a decrease in fees assessed on overdue loans. This last decrease was generated after the bank waived certain fees and offered to freeze installment payments for up to two pay cycles without penalties, in each case in connection with the economic crisis related to the COVID-19 pandemic.

(iii)	Credit cards, due to (a) seasonality evident in the first quarter of every year due to an increase in transactional activity for year-end transactions and the ordinary-course decrease in activity in the first quarter of every year, (b) a decrease in fees from establishments due to a decrease in consumption, (c) a decrease in fees for overdue loans due to our initiatives not to collect from clients who have availed themselves of our loan freeze programs, and (d) a decrease in card membership fees (which have been suspended until July 2020), in each case in connection with the economic crisis related to the COVID-19 pandemic.

(iv)	Drafts and transfers, due to (a) a decrease in transactions of approximately 50% in the month of March (as compared to February), which affected the volume of local and foreign transfers, (b) facilities offered for free local transfers for 30 days, which led fee income for this component to fall 50% in comparison to the level recorded in February, and (c) ordinary-course seasonality when comparing the fourth quarter to the first quarter of every year, whereby a higher number of transactions are carried out in the fourth quarter.

Comparing the three months ended March 31, 2020 to the corresponding period of 2019, the 4.1% decrease was attributable to (i) miscellaneous accounts, (ii) credit cards and (iii) others, which was attributable to the same factors discussed in the comparison between the three months ended March 31, 2020 and three months ended December 31, 2019 and to a decrease in transactional activity during the COVID-19 pandemic. Additionally, the decrease in income is in line with our transactional strategy to encourage clients to migrate to digital channels.

Insurance Underwriting Result

The insurance underwriting result fell 1.8% comparing the three months ended March 31, 2020 to the three months ended December 31, 2019, which was primarily attributable to an increase in the acquisition costs in both P&C and Life insurance. This was mitigated by a decrease in claims in P&C and an increase in net premiums in Life insurance. Comparing the three months ended March 31, 2020 to the corresponding period of 2019, the underwriting result rose 30.1%, which was driven primarily by an increase in net earned premiums in both the life insurance and the P&C businesses; and by a decrease in claims in the P&C business, which was mitigated by an increase in customer acquisition costs in both businesses.

	For the Three Months Ended			% Change
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020 / December 31, 2019	March 31, 2020 / 2019
	(Soles in thousands, except percentages)
Insurance underwriting result(1)
Net earned premiums	584,209	620,578	627,935	1.2%	7.5%
Net claims	(383,817)	(387,426)	(373,502)	(3.6)%	(2.7)%
Acquisition costs(2)	(91,281)	(88,662)	(112,507)	26.9%	23.3%
Total insurance underwriting result	109,111	144,490	141,926	(1.8)%	30.1%

(1)	Includes the results of the Life, Property and Casualty and Crediseguros business

(2)	Includes net fees and underwriting expenses.

Life Insurance

Life Insurance Total Premiums
(S/ millions)

Total premiums increased 0.4% when comparing the three months ended March 31, 2020 to the three months ended December 31, 2019, which was attributable to (i) an increase in group life policies, mainly through statutory life due to new regulations that went into effect in January 2020 in which companies must insure their employees upon the first day of employment; (ii) credit life policies, through the alliance channel after solidarity payments (late payments assumed by the entity) were made; and (iii)  D&S, after an increase in premiums was registered through SISCO IV. These increases were offset in part by annuities and driven primarily by a decrease in sales of individual annuities and individual life policies after issuances of individual policies decreased in the direct channel; both annuities and individual life policies were affected by a decrease in the number of selling days due to the quarantine measures instituted by the government in connection with the COVID-19 pandemic.

Comparing the three months ended March 31, 2020 to the corresponding period of 2019, total premiums increased 0.5%, which was mainly driven by (i) credit life policies, where growth was attributable to an increase in premiums in the alliance and bancassurance channels and to solidarity payments (debts assumed by the entity); (ii) group life, due to an increase in statutory life insurance products after a new regulation went into effect in January 2020 in which companies must insure their employees upon the first day of employment, and to growth in collective life policies, which was reflected in an increase in premium turnover in the bancassurance line; (iii) individual life policies, due to an increase in premium turnover for renewals; and (iv) D&S, due to an increase in premiums through SISCO IV. These increases were offset in part by a decrease in premiums in annuities due to individual annuities and to a decrease in selling days due to the quarantine measures instituted by the government in connection with the COVID-19 pandemic.

Life Insurance Net Earned Premiums(1)
(S/ millions)

(1)	Total premiums without considering reinsurance nor reserve premiums.

Net earned premiums increased 5.5% comparing the three months ended March 31, 2020 to the three months ended December 31, 2019. This was primarily attributable to growth in credit life policies and statutory life policies, which mirrored growth observed in total premiums, and was also due to the performance of annuities, which was driven by a decrease in reserves due to adjustments in the parameters for investment rates.

Comparing the three months ended March 31, 2020 to the corresponding period of 2019, net earned premiums increased 11.1%. This was primarily driven by: (i) credit life policies, which reported an increase in sales through the alliance and bancassurance channels and to the increase registered for solidarity payment; (ii) group life policies, which was mainly attributable to an increase in sales of the collective life product through the bancassurance channel; (iii) annuities, due to a decrease in reserves after adjustments were made to the parameters for investment rates; and (iv) D&S, due to an increase in the premiums reported in SISCO IV. These increases were offset in part by a decrease in individual life policies after a higher adjustment was made to reserves.

Life Insurance Net Claims
(S/ millions)

Net claims increased 1.2% comparing the three months ended March 31, 2020 to the three months ended December 31, 2019. This was attributable to: (i) credit life, which reported higher claims in the bancassurance channel; (ii) group life, after more IBNR reserves were set aside for statutory life and collective life products; and, (iii) annuities due to an increase in pension payments for individual annuities. These increases were offset in part by D&S after provisions for claims through SISCO IV were released.

Comparing the three months ended March 31, 2020 to the corresponding period of 2019, net claims increased 7.9%, which was primarily driven by D&S through SISCO II and SISCO III due to a decrease in interest rates and in annuities due to an increase in pension payments through individual annuities.

Property and Casualty Insurance

Property and Casualty Total Premiums
(S/ millions)

Total premiums in property and casualty insurance decreased 10.8% comparing the three months ended March 31, 2020 to the three months ended December 31, 2019, which was attributable to (i) commercial lines, due to a decrease in renewals in the fire and third-party liability lines, which was mitigated by an increase in sales in the agriculture and aviation lines; (ii) cars, due to a decrease in sales of new policies through the brokers channel and to a decrease in production due to the quarantine imposed by the Peruvian government in mid-March in connection with the COVID-19 pandemic; and (iii) SOAT, due a decrease in sales through brokers. These decreases were offset in part by increases in (i) personal lines, due to renewed premiums for mortgage products; and (ii) medical assistance, due to an increase in sales of comprehensive health products through brokers.

Comparing the three months ended March 31, 2020 to the corresponding period of 2019, total premiums in property and casualty insurance increased 2.0% due to (i) commercial lines, which experienced growth in the agriculture and aviation lines; (ii) medical assistance, due to an increase in sales of oncological and comprehensive health products; and (iii) personal lines, due to an increase in the price of the credit card protection product and to an increase in sales of personal accident products. These increases were offset in part by a decrease in sales of new policies for cars and SOAT through brokers and to the decrease in the number of selling days after the quarantine was imposed by the Peruvian government in mid-March in connection with the COVID-19 pandemic.

Property and Casualty Net Earned Premiums(1)
(S/ millions)

(1)	Total premiums without considering reinsurance nor reserve premiums.

Net earned premiums in property and casualty insurance decreased 3.3% comparing the three months ended March 31, 2020 to the three months ended December 31, 2019, which was primarily attributable to the factors described above in relation to total premiums, as well as to an increase in unexpired risk reserves (URR) for products in the personal lines and medical assistance.

Comparing the three months ended March 31, 2020 to the corresponding period of 2019, net premiums in property and casualty insurance increased 3.5%. This was primarily attributable to increases in medical assistance premiums and personal lines premiums, for the same reasons as those attributable to the evolution of total premiums described above, and to the performance of cars, which was marked by a decrease in the reserves set aside for unexpired risk after direct premiums decreased.

Property and Casualty Net Claims
(S/ millions)

Net claims in property and casualty insurance decreased 11.3% comparing the three months ended March 31, 2020 to the three months ended December 31, 2019, which was attributable to a decrease in claims notifications after the quarantine was imposed by the Peruvian government in mid-March in connection with the COVID-19 pandemic. This decrease was mainly registered in cars, SOAT and personal lines. The decrease in claims was also attributable to an improvement in claims management in cars. The factors described above were offset in part by increases in claims for medical assistance, which registered an increase in IBNR reserves.

Comparing the three months ended March 31, 2020 to the corresponding period of 2019, net claims fell 17.3%. The decrease in claims was seen across business lines after fewer notifications for claims were received due to the quarantine that was instituted by the Peruvian government in mid-March in connection with the COVID-19 pandemic and to an improvement in claims management in cars.

Acquisition Costs

Acquisition Costs per Business
(S/ millions)

	For the Three Months Ended			% Change
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020 / December 31, 2019	March 31, 2020 / 2019
	(Soles in thousands, except percentages)
Acquisition Costs
Net Fees	(60,013)	(65,316)	(65,825)	0.8%	9.7%
Underwriting Expenses	(34,576)	(35,206)	(47,286)	34.3%	36.8%
Underwriting Income	3,308	11,860	604	(94.9)%	(81.7)%
Acquisition Costs	(91,281)	(88,662)	(112,507)	26.9%	23.3%

Acquisition costs increased 26.9% comparing the three months ended March 31, 2020 to the three months ended December 31, 2019. This was attributable to an increase in the net underwriting expense in P&C and to an increase in fees associated with life insurance. In P&C, growth was driven mainly by an increase in the underwriting expenses for cars after S/8 million in premiums were returned to clients who were unable to use their cars during the quarantine; higher reserves for uncollectible premiums, mainly in the commercial, cars and medical assistance lines; and a decrease in underwriting income for commercial lines. In the life insurance business, the increase was due to growth in fees through the alliances channel for credit life products, after premiums rose, and to a decrease in underwriting income after profit sharing with reinsurers in the three months ended December 31, 2019.

Comparing the three months ended March 31, 2020 to the corresponding period of 2019, the acquisition costs increased 23.3% in both the life and P&C businesses. In Life insurance, growth was attributable to an increase in fees for credit life after premium rose through the alliance channel. In P&C, growth was attributable to the increase discussed in the previous paragraph and to a move to set aside more reserves for uncollectible premiums in cars, commercial lines and medical assistance.

Underwriting Result by Business

Underwriting Result by Business
(S/ millions)

Comparing the three months ended March 31, 2020 to the three months ended December 31, 2019, the decrease in the underwriting result was attributable to P&C and mitigated by life insurance. In P&C, the reduction was attributable to: (i) an increase in underwriting expenses after premiums were reimbursed in cars and to a move to set aside more reserves for uncollectible premiums; and (ii) a decrease in net premiums across business lines, which was mitigated by a decrease in claims given that fewer claims notifications were received during the quarantine imposed by the Peruvian government in mid-March in connection with the COVID-19 pandemic. In the life insurance business, growth was attributable to an increase in net earned premiums in credit life, annuities and group life, which was offset in part by an increase in the acquisition costs due to growth in fees after an increase in premiums, and to a decrease in underwriting income after profit sharing in the three months ended December 31, 2019.

Comparing the three months ended March 31, 2020 to the corresponding period of 2019, the increase in the underwriting results were primarily attributable to P&C and to a lesser extent to life insurance products. In P&C, the increase was associated with a decrease in claims after fewer claims notifications were received during the quarantine period imposed by the Peruvian government in Mid-March in connection with the COVID-19 pandemic and to an increase in net premiums in the medical assistance and personal lines, which was offset in part by an increase in the acquisition costs after premiums were reimbursed in cars. In the life insurance business, the variation was attributable to an increase in premiums in credit life, group life and annuities, which was offset in part by growth in claims in D&S and annuities and by an increase in fees in credit life after an increase in premiums.

Operating Expenses and Efficiency

The improvement in the operating efficiency ratio when comparing the three months ended March 31, 2020 to the three months ended December 31, 2019 was attributable to a seasonal effect on expenses, which reach their highest level in the last quarter of the year. Comparing the three months ended March 31, 2020 to the corresponding period of 2019, which excludes the seasonal effect, the operating efficiency ratio deteriorated 100 basis points, which was primarily due to an increase in salaries and employee benefits in the microfinance line, which offset the increase in net interest income.

	For the Three Months Ended			% Change
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020 / December 31, 2019	March 31, 2020 / 2019
	(Soles in thousands, except percentages)
Operating Expenses
Salaries and employees benefits	834,317	885,526	891,183	0.6%	6.8%
Administrative, general and tax expenses	538,157	701,225	539,644	(23.0)%	0.3%
Depreciation and amortization	131,325	176,593	171,748	(2.7)%	30.8%
Association in participation	2,736	9,806	6,430	(34.4)%	135.0%
Acquisition costs(1)	91,281	88,662	112,507	26.9%	23.3%
Operating expenses(2)	1,597,816	1,861,812	1,721,512	(7.5)%	7.7%
Operating income(3)	3,768,564	4,073,876	3,967,962	(2.6)%	5.3%
Efficiency ratio	42.4%	45.7%	43.4%	(230) bps	100 bps
Operating expenses / Total average assets(4)	3.60%	3.99%	3.57%	(42) bps	(3) bps

(1)	The acquisition costs of Pacifico include net fees and underwriting expenses.

(2)	Operating expenses are equal to Salaries and employees benefits plus Administrative, general and tax expenses plus Depreciation and amortization plus Acquisition costs plus Association in participation.

(3)	Operating income is equal to Net interest income plus Fee income plus Net gain on foreign exchange transactions plus Net gain from associates plus Net gain on derivatives held for trading plus Result on exchange differences plus Net premiums earned.

(4)	Average is calculated with period-beginning and period-ending balances.

Comparing the three months ended March 31, 2020 to the three months ended December 31, 2019, the improvement in the efficiency ratio was attributable to a seasonal effect on operating expenses; as such, the comparison of the three months ended March 31, 2020 to the corresponding period of 2019 provides a clearer picture of the evolution of efficiency.

In the three months ended March 31, 2020 compared to the corresponding period of 2019, the efficiency ratio deteriorated 100 basis points. This was primarily attributable to the fact that operating expenses posted a higher increase than growth in operating income.

The figure below depicts the impact of the variation of each component of operating income and operating expenses in the efficiency ratio for the three months ended March 31, 2020 in comparison to the corresponding period in 2019:

Year on Year Evolution of the Efficiency Ratio by Account

(1)	Other operating income includes: Net gain on foreign exchange transactions, Net gain from associates, Net gain on derivatives held for trading and Net gain from exchange difference.

(2)	Other operating expenses includes: Acquisition costs and Association in participation

An analysis of the impact of operating expenses shows that the negative effect on the operating efficiency ratio was due to:

(i)	An increase in salaries and employee benefits, mainly in the microfinance business and, to a lesser extent, at BCP Stand-alone. In the case of microfinance, the increase was attributable to (i) Mibanco, due to an increase in headcount in 2019, which was primarily to encourage commercial teams to build the capacities needed to ensure growth down the line at Mibanco; and (ii) Bancompartir, which has been consolidated in Credicorp’s balance sheet since December 2019. At BCP Stand-alone, growth was attributable to hiring of individuals with specialist skills in 2019.

(ii)	The increase in depreciation and amortization due to the higher amortization expenses for software, in line with the investment in new software to support our credit card business.

(iii)	An increase in the acquisition costs, which was attributable to growth in net earned premiums and the reimbursement of 50% of the premiums paid by clients for cars for personal use in March.

In terms of operating income, the effects that positively impacted the operating efficiency ratio were:

(i)	Growth in net interest income, in line with the expansion in average daily loan balances in all segments, as indicated in “—Interest Income.”

(ii)	The increase in net earned premiums at Grupo Pacifico, which was seen in both the life and P&C lines, as explained in further detail in “—Net Earned Premiums.”

In the context of the COVID-19 pandemic, Credicorp is looking to reduce growth in operating expenses given that it expects operating income for the year to decrease.

Credicorp’s Administrative, General and Tax Expenses

Credicorp’s Administrative, General and Tax Expenses

	For the Three Months Ended						% Change
	March 31, 2019%		December 31, 2019%		March 31, 2020%		March 31, 2020 / December 31, 2019	March 31, 2020 / 2019
	(Soles in thousands, except percentages)
Administrative, general and tax expenses
Repair and maintenance	102,916	19%	167,771	24%	106,360	14%	(36.60)%	3.30%
Publicity	76,175	14%	129,938	19%	75,256	13%	(42.10)%	(1.20)%
Taxes and contributions	66,709	12%	93,004	14%	68,017	14%	(26.90)%	2.00%
Leases of low value and short-term	22,418	4%	15,953	2%	18,843	3%	18.10%	(15.90)%
Consulting and professional fees	41,360	8%	106,193	15%	39,485	5%	(62.80)%	(4.50)%
Transport and communications	41,636	8%	40,632	7%	35,466	5%	(12.70)%	(14.80)%
Sundry supplies	17,564	3%	18,551	3%	23,424	9%	26.30%	33.40%
Security and protection	17,002	3%	15,996	2%	15,286	1%	(4.40)%	(10.10)%
Electricity and water	12,027	2%	14,644	2%	11,175	1%	(23.70)%	(7.10)%
Subscriptions and quotes	9,570	2%	13,252	2%	10,752	4%	(18.90)%	12.40%
Services by third-party and others (1)	130,780	25%	77,597	11%	135,580	9%	74.70%	3.70%
Total administrative and general expenses	538,157	100%	693,530	101%	539,644	100%	(23.0)%	0.3%

(1)	Others include Atlantic Security Bank, BCP Bolivia, Grupo Credito and eliminations for consolidation.

The decrease in administrative and general expenses and taxes when comparing the three months ended March 31, 2020 to the three months ended December 31, 2019 was due primarily to a seasonal effect given that these expenses reach their highest point in the last quarter of every year.

Comparing the three months ended March 31, 2020 to the corresponding period of 2019, which excludes the seasonal effect on operating expenses, administrative and general expenses and taxes remained stable, though with some notable increases.

(i)	Total expenses for programs, systems and systems outsourcing increased, mainly in BCP Stand-alone, due to the higher expenses for the management of our IT infrastructure and the spending on new programs for projects related to our transformation strategy.

(ii)	Infrastructure expense increased, primarily due to the purchase and distribution of medical supplies and to an increase in expenses for the cleaning of different branches at BCP.

These increases were offset in part by a decrease in expenses for consultants, primarily at BCP, given that in the three months ended March 31, 2019, more consultants were needed to implement a variety of projects related to the transformation strategy.

Efficiency Ratio

Efficiency Ratio by Subsidiary(1)

	BCP Stand-alone		BCP Bolivia		Microfinance		Pacifico		Prima AFP		Credicorp
Three Months Ended March 31, 2019	38.1%		61.8%		55.0%		39.0%		41.6%		42.4%
Three Months Ended December 31, 2019	43.8%		60.1%		56.4%		44.7%		45.1%		45.7%
Three Months Ended March 31, 2020	38.8%		57.0%		58.4%		41.5%		40.6%		43.4%
Variation (Quarter on Quarter)	(500	)bps	(310	)bps	200	bps	(320	)bps	(450	)bps	(230	)bps
Variation (Year on Year)	70	bps	(480	)bps	340	bps	250	bps	(100	)bps	100	bps

(1)	(Salaries and employee’s benefits plus Administrative, general and tax expenses plus Depreciation and amortization plus Acquisition costs plus Association in participation) / (Net interest income plus Fee income plus Net gain on foreign exchange transactions plus Net gain from associates plus Net gain on derivatives held for trading plus Result on exchange differences plus Net premiums earned).

Comparing the three months ended March 31, 2020 to the three months ended December 31, 2019, the improvement in the efficiency ratio was attributable to a seasonal effect on operating expenses. As such, comparing the three months ended March 31, 2020 to the corresponding period of 2019 analysis provides a clearer picture of the change in the efficiency ratio.

The figure below shows the contribution of each subsidiary to the evolution of the efficiency ratio for the three months ended March 31, 2020 compared to the corresponding period of 2019.

Year on Year Evolution of the Efficiency Ratio by Subsidiary

(1)	Others includes: Credicorp Capital, Prima AFP, BCP Bolivia, Atlantic Security Bank, Grupo Credito, among other subsidiaries and the eliminations for consolidation purposes.

Comparing the three months ended March 31, 2020 to the corresponding period of 2019, efficiency deteriorated 100 basis points, which was attributable to:

(i)	The incorporation of Bancompartir, which was included in the balance sheet since December 2019 within the Microfinance business line. This subsidiary contributed 50 basis points to total deterioration given that more than 2,000 employees were added to Credicorp’s payroll after the acquisition. Increased expenses related to Bancompartir were not offset by the net interest income at Bancompartir. Mibanco also registered slight deterioration, which was mainly attributable to on-going increases in headcount in 2019;

(ii)	BCP Stand-alone registered an increase in administrative and general expenses, which was mainly attributable to payments to renew licenses for software programs and to higher marketing expenses for advertising campaigns through digital channels. Additionally, the expense for salaries and employee benefits increased due to growth in the headcount in 2019 and to a transportation bonus to help personnel reach branches during the quarantine. These expense increases and their effect on the efficiency ratio were offset in part by an increase in net interest income, in line with growth in average daily balances; and

(iii)	Grupo Pacifico, which registered an increase in the acquisition costs in the life business due to growth in sales of D&S policies through the alliance channel and in the P&C business due to the reimbursement of 50% of the premiums for car insurance for certain clients for the months of March and April in connection with the quarantine ordered by the Peruvian government in relation to the COVID-19 pandemic.

Business and Other Updates

Recent Developments

Declaration of dividends

At a meeting held on February 27, 2020, our Board of Directors approved the distribution of a cash dividend of S/2,831,469,510.00, for a total of 94,382,317 outstanding shares, which is equivalent to S/30.00 per share. The cash dividend was paid on May 8, 2020, without withholding tax at source, to shareholders of record on April 13, 2020.

The dividend was paid in U.S. dollars using the weighted exchange rate reported by the SBS for transactions at the close of business on May 6, 2020 (S/3.4081 per U.S. dollar). As a result, the dividend paid per share was U.S.$8.8026, equivalent to the declared dividend of S/30.00 per share.

Board of Directors

On April 24, 2020, we announced that Dionisio Romero Paoletti, Chairman of the Board of Directors, would not stand for reelection to our Board of Directors. At our Annual General Meeting of Shareholders held on June 5, 2020, the following individuals were re-elected as members of our Board of Directors: Fernando Fort Marie, Patricia Lizarraga Guthertz, Raimundo Morales Dasso and Luis Enrique Romero Belismelis. The following individuals were newly-elected as independent members of our Board of Directors: Mr. Alexandre Gouvea, Ms. Maite Aranzabal Harreguy, Mr. Antonio Abruña Puyol and Mr. Irzio Pinasco Menchelli. The shareholders also decided to increase the number of directors from eight to nine. As per our Bye-laws, after the Annual General Meeting of Shareholders, the new Board of Directors in its first session shall designate the new Chairman and the new composition of committees of the Board of Directors.

Distribution Channels

Distribution channels at BCP, Mibanco and BCP Bolivia totaled 10,806 points of contact at the end of March 2020, which represented a decrease of 194 points when comparing March 31, 2020 to December 31, 2019 due to a decrease in the number of Agentes BCP (BCP Agents). Comparing March 31, 2020 to March 31, 2019, however, the total expanded 356 points, which was mainly driven by growth in cost-efficient channels at BCP Bolivia, bolstered by more BCP Agentes, and, to a lesser extent, by expansion of these channels at BCP Stand-alone.

Consolidated Points of Contact

	As of			# Change
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020 / December 31, 2019	March 31, 2020 / 2019
BCP Stand-alone
Branches	405	404	404	—	(1)
ATMs	2,244	2,285	2,291	6	47
Agentes BCP	6,759	7,187	6,869	(318)	110
Total BCP Stand-alone	9,408	9,876	9,564	(312)	156
Total Mibanco’s Network (1)	324	323	325	2	1
BCP Bolivia
Branches	56	54	55	1	(1)
ATMs	299	301	307	6	8
Agentes BCP Bolivia	363	446	555	109	192
Total Bolivia’s Network	718	801	917	116	199

Total Points of Contact	10,450	11,000	10,806	(194)	356

(1)	Mibanco does not have Agents or ATMs because it uses the BCP network. Mibanco branches include Banco de la Nacion branches, which in March 31, 2019, December 31, 2019 and March 31, 2020 were 35.

Universal Banking

Points of Contact by Geographic Area – BCP

	As of			# Change
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020 / December 31, 2019	March 31, 2020 / 2019
Lima	256	255	255	0	(1)
Provinces	149	149	149	0	0
Total Branches	405	404	404	0	(1)
Lima	1,490	1,533	1,536	3	46
Provinces	754	752	755	3	1
Total ATM’s	2,244	2,285	2,291	6	47
Lima	3,460	3,581	3,418	(163)	(42)
Provinces	3,299	3,606	3,451	(155)	152
Total Agentes BCP	6,759	7,187	6,869	(318)	110
Total Points of Contact	9,408	9,876	9,564	(312)	156

BCP recorded a decrease of 312 points of contact comparing March 31, 2020 to December 31, 2019, to a total of 9,564 points as of March 31, 2020. The decline was due primarily to a decrease in the number of Agentes BCP, which fell 318 points (163 points in Lima and 155 in the provinces). Our service channels are evaluated on a regular basis to determine if they should remain open or be relocated. Decisions on these matters are executed in the first quarter of the year. In 2020, the plan was to relocate a large number of agents. As such, non-performing channels were closed at the beginning of the first quarter of 2020. In addition, the outbreak of COVID-19 and the government measures ordering the population to shelter in place adversely affected BCP’s plans to relocate certain Agentes, which is expected to commence when the state of emergency is lifted.

The number of branches between December 31, 2019 and March 31, 2020 remained stable and ATMs increased by six. Growth at the branch level was seen in areas that required more coverage to meet the needs of BCP’s clients. Expansion in ATMs was due to openings of neutral points in Lima and in certain provinces.

Comparing March 31, 2020 to March 31, 2019, BCP’s total points of contact increased by 156 points. This was driven primarily by growth in Agentes BCP in the provinces (152) and by an increase in ATMs (47) after neutral points were installed in Lima and new modules were set up at our branches in Lima and Callao in 2019. The abovementioned reflects the bank’s strategy to be closer to our clients and to the population that has yet to access the financial system by providing cost-efficient channels and ensuring better coverage in locations where we already have a presence.

Transactions per Channel – BCP Stand-alone

Transactions per Channel – BCP Stand-alone

		Monthly Average in Each Quarter						% Change
	No. of Transactions per channel(1)	Three Months Ended March 31, 2019%		Three Months Ended December 31, 2019%		Three Months Ended March 31, 2020%		Quarter on Quarter	Year on Year
Traditional	Teller	7,836,871	4.4%	7,715,870	3.1%	6,699,584	2.9%	(13.2)%	(14.5)%
channels	Telephone banking	4,947,564	2.8%	5,056,869	2.0%	4,354,138	1.9%	(13.9)%	(12.0)%
Cost-efficient	Agentes BCP	24,802,140	14.0%	32,534,245	13.0%	28,285,371	12.2%	(13.1)%	14.0%
channels	ATMs	24,405,732	13.8%	25,678,078	10.3%	21,110,659	9.1%	(17.8)%	(13.5)
Digital	Mobile banking	68,528,959	38.6%	120,275,484	48.1%	114,479,895	49.4%	(4.8)%	67.1%
channels	Internet banking Via BCP	16,185,835	9.1%	23,757,780	9.5%	22,449,556	9.7%	(5.5)%	38.7%

		Monthly Average in Each Quarter						% Change
	No. of Transactions per channel(1)	Three Months Ended March 31, 2019%		Three Months Ended December 31, 2019%		Three Months Ended March 31, 2020%		Quarter on Quarter	Year on Year
	Balance inquiries	1,295,030	0.7%	1,238,521	0.5%	991,474	0.4%	(19.9)%	(23.4)%
	Telecrédito	11,318,983	6.4%	13,208,492	5.3%	13,571,633	5.9%	2.7%	19.9%
Others	Direct debit	717,284	0.4%	920,143	0.4%	1,028,329	0.4%	11.8%	43.4%
	Points of sale P.O.S.	17,205,460	9.7%	19,251,035	7.7%	18,389,832	7.9%	(4.5)%	6.9%
	Other ATMs network	212,155	0.1%	290,695	0.1%	256,084	0.1%	(11.9)%	20.7%
	Total transactions	177,456,012	100.0%	249,927,212	100.0%	231,616,556	100.0%	(7.3)%	30.5%

(1)	Figures include monetary and non-monetary transactions.

In the current economic and social environment, which has been marked by stringent restrictions on movements and economic activities since mid-March to stem contagion from the COVID-19 pandemic, the average number of transactions fell 7.3% comparing the three months ended March 31, 2020 to the three months ended December 31, 2019. The majority of this decline was concentrated in March, when the Peruvian government instituted a state of emergency and mandated obligatory social distancing measures. In contrast, the level of transactions increased 30.5% comparing the three months ended March 31, 2020 to the three months ended March 31, 2019.

Comparing the three months ended March 31, 2020 to the three months ended December 31, 2019, transactions decreased across all channels with the exception of telecredito (2.7%) and direct debit (11.8%). In the three months ended March 31, 2020, the largest decrease in volume was recorded in mobile banking (4.8%) and ATMs (17.8%) due to the COVID-19 crisis.

Comparing the three months ended March 31, 2020 to the corresponding period of 2019, the monthly average of transactions increased. This was mainly driven by an increase in volume through the following channels:

(i)	Mobile banking (67.1% comparing the three months ended March 31, 2020 to the corresponding period of 2019), which continued to post an increase in its share of total transactions due to operating improvements that were rolled out for the “Mobile Banking BCP” application and also related to our clients’ on-going shift to digital channels.

(ii)	Internet Banking Vía BCP (38.7% comparing the three months ended March 31, 2020 to the corresponding period of 2019), driven by the effort to redesign our web page to allow our clients to conduct transactions and find information with greater ease and speed.

(iii)	Agentes BCP (14.0% comparing the three months ended March 31, 2020 to the corresponding period of 2019), which registered in increase in locations.

Transactions through traditional channels continued to fall comparing the three months ended March 31, 2020 to the corresponding period of 2019: (i) ATMs (13.5%), (ii) Tellers 14.5%), (iii) Telephone Banking (12.0%) and (iv) Balance Inquiry Modules (23.4%). These decreases were due to (i) an increased shift toward digital channels such as mobile and internet banking offer similar functions and (ii) on-going efforts to implement other digital platforms in branches, which allow clients to consult information, open savings accounts and pick up debit cards.

We expect that growth in banking transactions in the region will continue to be directed mainly through digital channels. The current scenario of social distancing and public health measures will drive even more demand for these services. Growth in the volume of transactions will be carried out primarily through mobile banking and internet banking, which will blend well with our objective to possess an efficient and profitable network of customer service channels. Our interbank payment application, Yape, hit the 2.5 million user mark in the first quarter of 2020 and has become a useful instrument for both individuals and businesses to conduct efficient, zero-cost transactions.

Points of Contact – BCP Bolivia

	As of				# Change
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020 / December 31, 2019	March 31, 2020 / 2019
Branches	56	54	55	1	(1)
ATMs	299	301	307	6	8
Agentes BCP Bolivia	363	446	555	109	192
Total Bolivia’s Network	718	801	917	116	199

At BCP Bolivia, points of contact increased by 116 comparing March 31, 2020 to December 31, 2019 after an increase in Agentes BCP Bolivia (109) were deployed in line with our strategy to growth points of contacts through cost-efficient channels.

The comparison between March 31, 2020 and March 31, 2019 experienced a similar trend, where the total number of points of contact in BCP Bolivia increased 199. This was primarily attributable to growth in the number of Agentes BCP Bolivia (192) and, to a lesser extent, to expansion in the number of ATMs (8). The number of branches, nonetheless, fell by one when comparing these periods. The increases in the number of Agentes and ATMs was attributable to the bank’s strategy to establish cost-efficient channels to reach more clients and also reflects a move to offset the effect of branch closings.

Microfinance

Points of Contact – Mibanco

	As of			# Change
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020 / December 31, 2019	March 31, 2020 / 2019
Total Mibanco’s Network(1)	324	323	325	2	1

(1)	Mibanco does not have Agents or ATMs because it uses the BCP network. Mibanco branches include Banco de la Nacion branches, which in Mar 19, Dec 19 and Mar 20 were 35.

At Mibanco, points of contact increased by two comparing March 31, 2020 to December 31, 2019. When comparing March 31, 2020 and March 31, 2019, there was one additional branch. Mibanco has an agreement with the Banco de la Nacion to use the latter’s branches at the national level to reduce operating costs. At the end of March 31, 2020, these branches represented 11% (35 branches) of the 325 operated by Mibanco.

Economic Perspectives

Peru Economic Data and Forecasts

	For the Years Ended December 31,
Peru	2016	2017	2018	2019(3)	2020(3)
GDP (U.S.$ Millions)	194,653	214,397	225,364	230,413	200,000
Real GDP (% change)	4.0	2.5	4.0	2.2	(7)–(13)
GDP per capita (U.S.$)	6,179	6,742	6,999	7,090	6,098
Domestic demand (% change)	1.1	1.4	4.3	2.3	(8)–(13)
Gross fixed investment (as % GDP)	21.9	20.5	21.4	21.2	(19)–(20)
Public Debt (as % GDP)	23.9	24.9	25.7	26.8	34.3–38.5
System loan growth (% change)(1)	4.9	5.6	10.1	6.2	—
Inflation(2)	3.2	1.4	2.2	1.9	0.0 – 0.5

	For the Years Ended December 31,
Peru	2016	2017	2018	2019(3)	2020(3)
Reference Rate	4.25	3.25	2.75	2.25	0.25
Exchange rate, end of period	3.36	3.24	3.37	3.31	3.40–3.45
Exchange rate, (% change)	(1.7)%	(3.5)%	4.1%	(1.7)%	4.1%
Fiscal balance (% GDP)	(2.6)	(3.1)	(2.5)	(1.6)	(9.4)
Trade balance (U.S.$ Millions)	1,953	6,700	7,197	6,614	3,000
(As % GDP)	1.0%	3.1%	3.2%	2.9%	1.5%
Exports	37,082	45,422	49,066	47,688	37,000
Imports	35,128	38,722	41,870	41,074	34,000
Current account balance (U.S.$ Millions)	(5,064)	(2,779)	(3,821)	(3,530)	(5,000
(As % GDP)	(2.6)%	(1.3)%	(1.7)%	(1.5)%	(2.5)%
Net international reserves (U.S.$ Millions)	61,686	63,621	60,121	68,316	68,000
(As % GDP)	31.7%	29.7%	26.7%	29.6%	34.0%
(As months of imports)	21	20	17	20	24

Source: INEI, BCRP, and SBS.

(1)	Financial System, Current Exchange Rate.

(2)	Inflation target: 1% to 3%.

(3)	Estimates by BCP Economic Research as of April 2020.

Main Economic Variables

Economic Activity – GDP
(% Change Year-on-Year)

Source: INEI

After expanding 3.0% comparing January 2020 to January 2019 and 3.8% comparing February 2020 to February 2019, economic activity was severely affected by government measures to halt the COVID-19 pandemic, which measures included instituting mandatory social distancing beginning on March 16, 2020. Some indicators that show the impact on economic activity in March include: electricity production (declined 27% comparing the second half of the month with the corresponding period of the previous year), public investment by the general government (decreased 25% in March in comparison to the corresponding period of the previous year), and wholesale poultry sales (decreased 10% in March in comparison to the corresponding period of the previous year and 25% in the last week of March in comparison to the corresponding period of the previous year).

Inflation and Monetary Policy Rate (%)

Source: INEI, BCRP

The inflation rate was 1.8% as of March 31, 2020 on a year-on-year basis, compared to 1.9% as of December 31, 2019. Furthermore, core inflation (excluding food and energy) decreased to 1.7% as of March 31, 2020 on a year-on-year basis compared to 2.3% as of December 31 2019, the lowest level in nine years.

In March 2020, the BCRP held an extraordinary (and unprecedented) monetary policy meeting, where it lowered its monetary policy rate by 100 basis points to 1.25%, a level not seen since the global financial crisis of 2009. The institution took into account the deterioration of the international environment due to the COVID-19 pandemic, as well as local economic conditions. In April 2020, the BCRP held another extraordinary meeting and agreed to cut an additional 100 basis points to set the rate at 0.25%, a new historic low. In addition, the BCRP took different measures to inject liquidity into the economy, such as extending its operating terms; exercising flexibility with regard to reserve requirements for institutions in the financial system; and providing liquidity through specific operations (such as asset repurchases and foreign exchange repurchases).

Fiscal Result and Current Account Balance (% of GDP, Quarter)

Source: BCRP

*	BCP estimates

In March 2020, fiscal revenues at the national government level declined 19% year-on-year in real terms, the worst level recorded since July 2009. The strong contraction was attributable to an 11% decline in VAT revenues and a 24% decline in income tax revenues. The decline in fiscal revenues is primarily attributable to the measures adopted by the government during the national state of emergency in response to the COVID-19 pandemic. Certain notable measures include: (i) deferral of yearly income tax filings, (ii) deferral of internal tax payments and declarations, and (iii) flexibility regarding terms for installment payments, extensions and tax-debt refinancing. During the same period, national government non-financial spending increased 12% year-on-year in real terms. Current expenditures in particular increased 15% year-on-year, a 26-month peak, due to an increase in national government transfers (an increase of 94%). In contrast, public investment from the national government declined 25% year-on-year in real terms.

Exchange Rate (S/ per U.S.$)

Source: SBS

The exchange rate as of March 31, 2020 was S/3.437 for U.S.$1.00, representing depreciation of the Peruvian Sol of 3.7% in three month period ended March 31, 2020, primarily due to foreign currency effects of the international economic environment in the context of the COVID-19 pandemic.

The BCRP mitigated the depreciation of the Peruvian Sol though foreign exchange swaps for S/7,296 million in the three months ended March 31, 2020 (S/6,170 million were placed in March alone).

International net reserves stood at U.S.$68,022 million as of March 31, 2020, which represents a decrease of U.S.$294 million compared to March 31, 2019.

Finally, as of March 31, 2020, all currencies in the region depreciated compared to the end of 2019, with depreciation of the Brazilian Real of 29%, the Mexican Peso of 25%, the Colombian Peso of 24%, and the Chilean Peso of 13%). The Peruvian Sol was the only currency in the region which did not exceed its historical peak during this period.

Other

From time to time, we are and may become involved in litigation, investigations and other legal or administrative proceedings relating to claims arising from our operations, either in the normal course of business or otherwise, or arising from violations or alleged violations of laws, regulations or acts. As described in, but not limited to, “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—(1) Legal Proceedings” in our 2019 Form 20-F, as of December 31, 2019, we were subject to a number of significant legal proceedings. In addition, an investigation was carried out regarding certain donations in an amount of U.S.$3.65 million, which were made by Credicorp to the Fujimori 2011 presidential election campaign. The SMV has initiated a sanctioning process against Credicorp for not having disclosed to the market, in due course, the contributions made to political campaigns in the years 2011 and 2016. The SMV has also initiated a sanctioning process against three subsidiaries of Credicorp (BCP Stand-alone, Mibanco and Grupo Pacifico), for not having disclosed to the market, in due course, the contributions made to political campaigns in connection with the 2016 presidential elections. We do not believe the results of these sanctioning processes will have a material adverse effect on our business, financial condition or results of operations, but cannot assure you that these or any of our other regulatory matters and legal proceedings, including any that may arise in the future, will not harm our reputation, adversely affect our ability to conduct our business in the manner that we expect, or require us to pay fines, which could adversely affect our results of operation in case of an unfavorable ruling. In addition, Dionisio Romero Paoletti, the former Chairman of our Board of Directors, is currently part of a preliminary investigation by a district attorney in relation to allegations made by a private citizen with respect to campaign contributions made in the 2011 and 2016 elections. Such allegations are not directed against Credicorp and we believe they would not have any material impact on the Company.

Forward-Looking Statements

The preceding presentation contains estimates and forward-looking statements. Some of the matters discussed concerning our business and financial performance include estimates and forward-looking statements.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	general economic conditions, including, in particular, economic conditions in Peru;

•	the occurrence of disasters or political or social instability in the countries where we operate, including, in particular, the economic conditions in Peru;

•	the adequacy of the dividends that our subsidiaries are able to pay to us, which may affect our ability to pay dividends to shareholders;

•	performance of, and volatility in, financial markets, including Latin American and other emerging markets;

•	the frequency and severity of insured loss events;

•	fluctuations in interest rate levels;

•	currency exchange rates, including the Sol/U.S. dollar exchange rate;

•	deterioration in the quality of our loan portfolio;

•	increasing levels of competition in Peru and other emerging markets;

•	developments and changes in laws and regulations and adoption of new international guidelines;

•	changes in the policies of central banks and/or foreign governments;

•	general competitive factors, in each case on a global, regional and/or national basis, including in the Peruvian banking industry;

•	effectiveness of our risk management policies and of our operational and security systems;

•	losses associated with counterparty exposures;

•	the duration and severity of the novel coronavirus 2019 (“COVID-19”) outbreak and its impacts on our business and economic conditions generally; and

•	other risk factors discussed in our 2019 Form 20-F filed on May 29, 2020.

The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements speak only as of the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this Form 6-K might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.